

2020

Notice of Annual Shareholders' Meeting and Proxy Statement

2020 PROXY CHAIRMAN'S LETTER

Dear McDonald's Shareholders, Colleagues, Crew Members, Franchisees and Customers,

2019 was an important year for McDonald's, with record setting financial and operational performance and an unprecedented challenge, the coronavirus, confronting the world towards the end of the year. With its strong performance in 2019, the company is well positioned to manage through this crisis, both from a business standpoint and with respect to our values, which will help guide us through these uncertain times.

Strength of the System. The McDonald's system continues to demonstrate its strength, even through periods of change and uncertainty. I believe we did that incredibly well in 2019 by staying focused on executing our proven Velocity Growth Plan, and the proof is in the results as we hit a number of performance milestones for the company and our franchisees, including $100 billion in Systemwide sales, a global comparable sales increase of 5.9%, the highest in more than 10 years, and record – or near record – franchisee cash flow in most markets. Along with consolidated revenues of $21.1 billion, these achievements enabled McDonald's to deliver a three-year total shareholder return of 75%, outpacing major indices and the average among our peer group. We also achieved our three-year target of returning $25 billion to shareholders. As a result, the McDonald's system entered into 2020 in an exceptionally strong financial position.

No doubt, Ray Kroc and Fred Turner would have marveled at the success of the McDonald's system. Our two founders devised one of the greatest business models on earth, and the strength of our three-legged stool has served us well in good times and in bad, making us resilient to disruption around us. Since 1980, McDonald's is one of only four S&P companies that have outperformed the broader economy – decade after decade.

Drawing on Our Values. Far more important than our unique business model, Ray and Fred imbued our system with a deep sense of purpose and resilient values. Throughout our history, we have always made the right – but often difficult – decisions, rooted in our commitment to feeding and fostering communities. Most recently, we have witnessed an amazing sense of selfless team spirit in the face of the unprecedented coronavirus outbreak. Amid the understandable anxiety and uncertainty, I have heard countless stories of McDonald's crew members and franchisees doing whatever they could to provide support for those affected, and I am confident that will continue, whether through our response to coronavirus or any other challenges our communities face, however big or small. Those values are what make McDonald's special and underpin the resilience of our business. While there is no doubt that 2020 has presented its own challenges, I am confident that the resilience that McDonald's has shown will carry through and will provide a solid foundation for our long-term success.

While many companies and Boards talk about commitment to purpose and values, the true measure of that commitment comes when confronted with difficult decisions. The McDonald's Board faced such a decision, when we decided to implement a CEO change and appoint Chris Kempczinski as the new President & CEO of McDonald's. The Board is confident that Chris has the character, experience and skills to boldly lead McDonald's into its next chapter and extend the company's global industry leadership.

Overcoming the Challenges Ahead. As we all now recognize, this next chapter will be defined by our company's ability to navigate through the challenges created by coronavirus. This has been an historic disruption, and it is still unclear exactly how this pandemic will play out. The Board is actively engaged with management, and we are confident McDonald's has the necessary plans to sustain its leadership under a variety of scenarios.



The McDonald's system continues to demonstrate its strength, even through periods of change and uncertainty.



We possess a purpose and a set of values that will continue to lead us and inspire our actions as stewards of one of the world's greatest brands.

While coronavirus certainly presents many challenges for the McDonald's system, it also presents an opportunity to emerge stronger. Thanks to the strength of our Velocity Growth Plan, and with a balance sheet that is the envy of the industry, we entered into this crisis better positioned than most. That gives us a unique advantage to overcome the challenges that this crisis presents and to succeed in its aftermath.

A Strong Board with the Right Skillset. In 2019, as part of our ongoing commitment to Board refreshment to provide the right mix of skills, experience and fresh perspectives, the Board elected two new independent Directors, Paul Walsh and Catherine Engelbert. As former CEO of Diageo, Paul Walsh successfully led his company through the Great Recession of 2008 created by the financial crisis, and Cathy Engelbert brings robust financial expertise and a track record supporting diversity. With the added context of coronavirus, we will be sure to draw on their relevant experience as we manage through the situation. With these new additions to our Board, half of our 12 Directors have been added in the past five years. We know that in this current climate, McDonald's needs to stay nimble, and as ever, the Board and management will continue to evaluate any necessary strategic adjustments.

Our Bright Future. McDonald's entered into the coronavirus crisis in a strong position, and we have the leadership, resources and strategic vision to manage through the situation successfully. Above all, we possess a purpose and set of values that will continue to lead us – in good times and in bad – and inspire our actions as stewards of one of the world's greatest brands.

On behalf the Board, I want to express our gratitude to the 2.2 million people across the McDonald's system who make it possible for McDonald's to contribute to our communities around the world every day and keep delivering results for the business at the same time. With this unwavering commitment to being ambassadors for our values and the continued delivery of our strategy, I have every confidence that McDonald's is well positioned for our long-term future.

As always, the company will continue to engage with you regularly to keep you updated on our progress.

Thank you for your continued support of McDonald's.

Sincerely,

ENRIQUE HERNANDEZ, JR.
Chairman of the Board

NOTICE OF OUR ANNUAL SHAREHOLDERS' MEETING

McDONALD'S CORPORATION

MEETING TIME AND DATE
8:30 a.m. Central Time on Thursday, May 21, 2020

VIRTUAL MEETING LOCATION
Due to concerns relating to the coronavirus outbreak (COVID-19), and to support the health and well-being of our shareholders, McDonald's Corporation will have a **virtual only annual shareholders' meeting** in 2020, conducted exclusively via live audiocast at *www.virtualshareholdermeeting.com/MCD2020*. There will not be a physical location for our 2020 Annual Shareholders' Meeting (our Annual Shareholders' Meeting), and you will not be able to attend the meeting in person. See below for important information.

We will provide the Notice of Internet Availability, electronic delivery of the proxy materials or mailing of the 2020 Proxy Statement, the 2019 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 9, 2020.

To McDonald´s Corporation Shareholders:

McDonald's Corporation (the Company) will hold our 2020 Annual Shareholders' Meeting on Thursday, May 21, 2020. Shareholders will be asked to vote upon the following proposals:

Agenda		Our Board's Voting Recommendation
PROPOSAL 1	Election of 12 Directors named in this Proxy Statement, each for a one-year term expiring in 2021;	FOR EACH DIRECTOR NOMINEE
PROPOSAL 2	Advisory vote to approve executive compensation;	FOR
PROPOSAL 3	Advisory vote to approve the appointment of Ernst & Young LLP (EY) as our independent auditor for 2020;	FOR
PROPOSAL 4	Vote to approve our Amended and Restated 2012 Omnibus Stock Ownership Plan; and	FOR
PROPOSALS 5 – 6	Advisory votes on two shareholder proposals, only if properly presented.	AGAINST EACH SHAREHOLDER PROPOSAL

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of the Board of Directors.

Who Can Vote: Shareholders at the close of business on March 23, 2020 (the record date) can vote on matters presented for our Annual Shareholders' Meeting. Each share of common stock is entitled to one vote for each Director and one vote for each other proposal.

How to Attend the 2020 Virtual Annual Shareholders´ Meeting: To be admitted to the Annual Shareholders' Meeting at *www.virtualshareholdermeeting.com/MCD2020*, you must enter the control number on your proxy card, voting instruction form or Notice of Internet Availability you previously received. Whether or not you plan to attend the virtual Annual Shareholders' Meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described to the right on this page. You also may vote online and examine our shareholder list during the Annual Shareholders' Meeting by following the instructions provided on the meeting website during the Annual Shareholders' Meeting. To vote at the meeting, visit *www.virtualshareholdermeeting.com/MCD2020*. For more information, please see page 85.

By order of our Board of Directors,

Jerome N. Krulewitch

JEROME N. KRULEWITCH
Corporate Secretary, McDonald's Corporation
110 North Carpenter Street, Chicago, Illinois 60607

April 9, 2020

IMPORTANT VOTING INFORMATION:
Please carefully review the proxy materials and follow the instructions below to cast your vote.

REGISTERED SHAREHOLDERS
If you hold shares through the Company's transfer agent, Computershare, please use one of these options to vote by 11:59 p.m. Central Time on May 20, 2020:

Internet
www.proxyvote.com

Tablet or Smartphone
Scan this QR code to vote with your mobile device

Telephone
800-690-6903
Dial toll-free 24/7

Mail
If you received a proxy card by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

BENEFICIAL OWNERS
If you hold shares through your bank or brokerage account, please use one of these options to vote by 11:59 p.m. Central Time on May 20, 2020:

Internet
www.proxyvote.com

Tablet or Smartphone
Scan this QR code to vote with your mobile device

Telephone
800-454-8683
Dial toll-free 24/7

Mail
If you received a voting instruction form by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose.

YOUR VOTE IS IMPORTANT.
Please consider the issues presented in this Proxy Statement and vote your shares as promptly as possible.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information about McDonald's Corporation and the 2020 Annual Shareholders' Meeting. This summary is provided for your convenience and does not include all the information that you should consider in deciding how to vote. We encourage you to read the entire Proxy Statement and our Annual Report on Form 10-K before voting. As used in this Proxy Statement, the Company, we, us or our refer to McDonald's Corporation and its wholly-owned subsidiaries. Website links included in this Proxy Statement are for convenience only. The content in any website links included in this Proxy Statement is not incorporated herein and does not constitute a part of this Proxy Statement.

We will hold a virtual Annual Shareholders' Meeting. Shareholders may participate online by logging onto www.virtualshareholdermeeting.com/MCD2020. There will not be a physical meeting location, and you will not be able to attend the meeting in person. Please see page 85 for important information.

Voting Matters and Recommendations

The following proposals are scheduled to be presented at our upcoming 2020 Annual Shareholders' Meeting:

MANAGEMENT PROPOSALS

	Item to be Voted on	Board's Recommendation	Page
PROPOSAL 1	Election of 12 Directors named in this Proxy Statement, each for a one-year term expiring in 2021	FOR EACH NOMINEE	13
PROPOSAL 2	Advisory vote to approve executive compensation	FOR	38
PROPOSAL 3	Advisory vote to approve the appointment of EY as independent auditor for 2020	FOR	63
PROPOSAL 4	Vote to approve the Company's Amended and Restated 2012 Omnibus Stock Ownership Plan	FOR	66

SHAREHOLDER PROPOSALS

PROPOSAL 5	Advisory vote on a shareholder proposal requesting to change the thresholds to call special shareholder meetings, if properly presented	AGAINST	71
PROPOSAL 6	Advisory vote on a shareholder proposal requesting the Board issue a report on sugar and public health, if properly presented	AGAINST	74

Business Strategy and Performance Highlights

VELOCITY GROWTH PLAN

Our Velocity Growth Plan, our consumer-centric strategy, is rooted in extensive customer research and insights, along with a deep understanding of the key drivers of the business. The Velocity Growth Plan is designed to drive sustainable comparable sales and guest count growth, which are reliable long-term measures of the Company's strength that are vital to growing shareholder value.

We continue to target opportunities at the core of our business: food, value and the customer experience. Our strategy is built on these three pillars, which are all focused on building a better McDonald's.

1

RETAINING

EXISTING CUSTOMERS

Focusing on areas where we already have a strong foothold in the informal eating out category, including family occasions and food-led breakfast.

2

REGAINING

CUSTOMERS WHO VISIT LESS OFTEN

Recommitting to areas of historic strength, namely food taste and quality, convenience and speed, experience and value.

3

CONVERTING

CASUAL TO COMMITTED CUSTOMERS

Building stronger relationships with customers so they visit more often, by elevating and leveraging the McCafé coffee brand and enhancing snack and treat offerings.

We also continue to scale and optimize the Velocity Growth Plan through the following growth accelerators:

EXPERIENCE OF THE FUTURE

We are focusing on restaurant modernization to transform the restaurant service experience and enhance our Brand in the eyes of our customers. The modernization efforts are designed to provide a better customer experience, leading to increased frequency of customer visits and higher average check.

DIGITAL

We are improving our existing service model for customers through technology. Digital technology is transforming the retail industry, and we are using technology to transform the McDonald's experience for our customers at an accelerated pace.

DELIVERY

We continue to build momentum with our delivery platform as a way of expanding convenience for our customers. In 2019, we continued to add third-party delivery partners to maximize the System's* delivery scale and potential.

* As used in this Proxy Statement, the "System" refers to the Company, its franchisees and suppliers.

In 2020, we plan to continue to focus on elevating the customer experience, leveraging technology, and enabling greater convenience and customer personalization. Despite unexpected changes due to the COVID-19 outbreak, our System will continue to serve communities around the world, including by providing support for the affected. While there is no doubt that 2020 will bring challenges, our resilience will carry us through and ensure our long-term success.

Our Velocity Growth Plan is a global strategy that is tailored at a market level to maximize convenience for our customers and contribute to the best overall customer experience. We are confident that through successfully executing the Velocity Growth Plan, we will continue to improve the taste of our delicious food, enhance convenience and service through running great restaurants, offer compelling value, and heighten the trust customers place in our Brand. We believe these actions will ultimately enable us to deliver long-term sustainable growth.

2019 BUSINESS PERFORMANCE

Our performance, as highlighted below, demonstrates continued momentum, which will enable us to drive our business, innovate, invest in our growth, and compete effectively in the global marketplace today and for the long term.

$21.1B REVENUE and **$9.1B OPERATING INCOME**

Over **$100B** in **SYSTEMWIDE SALES****

5.9% increase in **GLOBAL COMPARABLE SALES**, reflecting increases across all segments

5% DILUTED EPS GROWTH

75% Cumulative 3-Year **TOTAL SHAREHOLDER RETURN** ending December 31, 2019***

$25B RETURNED TO SHAREHOLDERS for the 3-year period ending 2019

** Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist solely of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates.

*** The 3-Year Total Shareholder Return percentage is as reported on Bloomberg.com as of December 31, 2019.

CEO TRANSITION

In November 2019, our Board appointed Christopher Kempczinski as President and Chief Executive Officer, following Stephen Easterbrook's termination. Through this change in leadership, we remain committed to the Velocity Growth Plan. In Mr. Kempczinski's prior roles as President, McDonald's USA and Executive Vice President - Global Strategy, Business Development and Innovation, he was instrumental in the development of our Velocity Growth Plan, which has enabled global growth and leadership in our industry. Our Board believes that Mr. Kempczinski has demonstrated his dedication to upholding McDonald's rich heritage of serving our customers and driving value for our shareholders and other stakeholders.

COMPANY VALUES

We recognize the link between our Company's success, value creation for our shareholders and our ability to positively impact the industry and communities in which we operate. Our sustainability vision and initiatives are embodied in our Scale for Good platform. This platform is aligned with our strategic objectives and is designed to drive meaningful change in partnership with our franchisees and suppliers. Our Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, climate action and youth opportunity. We also continue to drive progress on our goals and commitments across key social and environmental topics such as diversity and inclusion, animal health and welfare, responsible sourcing and supporting farmers. For more details about our Scale for Good platform and other sustainability efforts, please see pages 34-35 of this Proxy Statement.

Governance Highlights

STRONG CORPORATE GOVERNANCE

BOARD AND GOVERNANCE PRACTICES

- Separate Chairman and CEO roles with an independent Chairman
- Diverse, independent Board
- Balanced mix of Director tenures
- Three new Directors in 2019 NEW
- Committee refreshment NEW
- Board Committees are 100% independent (except Executive Committee)
- Executive sessions of independent Directors scheduled for each regular Board and Committee meeting
- Robust annual Board and Committee self-assessments and Director peer review; including 1:1 discussions with Chairman and Directors and responses compiled by an independent third-party
- Regular succession planning at CEO, senior management and Board levels
- No Directors who are current public-company CEOs serve on more than one outside Board NEW
- No special interest Directors; our Board represents all shareholders' interests
- Majority voting standard for uncontested Director elections
- No Director hedging/pledging NEW
- Proxy access for Director candidates nominated by shareholders reflecting standard market practices
- Meaningful thresholds for shareholders to call special meetings
- Public disclosure of corporate political contributions and certain trade association memberships
- Significant shareholder outreach and engagement
- Access to independent advisors

We remain committed to evolving our corporate governance practices informed by feedback from our shareholders, as well as our ongoing review of evolving best practices. Our 2019 corporate governance highlights included:

EXECUTIVE SUCCESSION PLANNING

Our Board considers executive succession plans on an ongoing basis, as well as the skills, experiences and attributes needed to be an effective leader in light of our global business strategies, opportunities and challenges. To familiarize our Board with our strong talent pipeline, our Board regularly interacts with members of management who are possible candidates to succeed our CEO and other members of senior leadership. In 2019, following the appointment of Mr. Kempczinski as President and CEO, our Board appointed Joseph Erlinger as President, McDonald's USA with responsibility for approximately 14,000 McDonald's restaurants in the U.S., and Ian Borden as President, International, with oversight for all international markets within our International Operated and International Developmental Licensed Markets. Our Board remains confident that its regular review of executive succession planning is well-designed and effective.

STRATEGY OVERSIGHT

Our Board believes that a fundamental understanding of our business, strategy and industry assists it in the effective discharge of its duties. Our Board oversees management's execution of our strategy and regularly engages with management to discuss the Company's strategic direction. Our Board holds an annual strategy session, and in 2019, our Directors traveled to an international market for the strategy session and met with one of the Company's developmental licensees. At this strategy session, management also presented an update on the Velocity Growth Plan and related growth accelerators.

SHAREHOLDER ENGAGEMENT

We continue to engage with a significant portion of our shareholders on a range of topics, including our leadership transition; Board composition and other governance practices; the Velocity Growth Plan; our business results; executive compensation; human capital management; and environmental, social and other sustainability topics. Since our last Annual Shareholders' Meeting, we reached out to shareholders representing nearly 50% of our outstanding shares. Feedback from these meetings is reported to our Board, and our Directors use it as a valuable input in their decision-making processes.

OTHER BOARD SERVICE

It is expected that each Director will have time to devote to his or her present responsibilities at our Company. No Directors who are active public-company CEOs serve on more than one other outside public company board. Further, as provided by our Corporate Governance Principles, none of our Directors shall serve on more than three boards of companies whose common stock is listed for trading on a recognized exchange in the U.S., in addition to his or her service on our Board.

COMMITMENT TO BOARD REFRESHMENT

Our Board believes that there should be a balance of institutional knowledge and fresh perspectives among our Directors. In this regard, our Board is committed to ongoing refreshment, and half of our Directors have joined our Board in the last five years, including three new additions in 2019. In January 2019, our Board elected Paul Walsh, adding significant international, consumer-centric experience to our Board. In November 2019, our Board appointed Christopher Kempczinski as President and CEO and elected Mr. Kempczinski as a Director, bringing an important Company perspective to our Board. In December 2019, our Board elected Catherine Engelbert, contributing significant global business operations and talent management experience to our Board. In addition, Ms. Engelbert's qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

JANUARY 2015
- Margaret Georgiadis elected as Director

AUGUST 2015
- Lloyd Dean and John Mulligan elected as Directors

MAY 2016
- Rick Hernandez appointed Independent Chairman
- Committee Chairs refreshed

JANUARY 2019
- Paul Walsh elected as Director

MAY 2019
- Richard Lenny appointed Chair of the Compensation Committee

NOVEMBER 2019
- Christopher Kempczinski appointed as President and CEO and elected as Director

DECEMBER 2019
- Catherine Engelbert elected as Director

DECEMBER 2019 - MARCH 2020
- Committee refreshment

BOARD DIVERSITY

Our Governance Committee proactively seeks diverse Director candidates to provide representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business. Our Board represents a diverse and highly-engaged group of Directors, balancing tenure and fresh perspectives and contributing diversity in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender, ethnicity and geography. The following graphics provide a few highlights:

INDEPENDENT

11 of 12

All independent, except the CEO

WOMEN OR MINORITIES

50%

BALANCED EXPERIENCE

0 to 5 years	■■■■■■
6 to 10 years	—
11 to 15 years	■■■
>15 years	■■■

SHAREHOLDER ENGAGEMENT

We understand the importance of engaging with shareholders and are committed to regularly hearing shareholders' perspectives. Our Board and management team have developed a robust shareholder engagement program. Throughout the year, we engage with a significant and diverse portion of shareholders on topics of importance to both the Company and shareholders. Shareholder feedback received through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders, is reported to our Governance Committee and other relevant Committees periodically throughout the year. For more information, see page 33 of this Proxy Statement.

OVERVIEW OF DIRECTORS

The following table provides an overview of our current Directors. All of our current Directors are nominees for election at the 2020 Annual Shareholders' Meeting. Directors who have been elected since the last Annual Shareholders' Meeting are listed as "new." Additional information regarding our Director nominees begins on page 13.

	Name	Director since	Primary occupation	Independent	Committee membership AFC	CC	GC	SCR	PPS	EC	Other Boards
	Lloyd Dean	2015	CEO CommonSpirit Health	✓	F	Member					0
	Robert Eckert	2003	Operating Partner Friedman, Fleischer & Lowe	✓			Member		Chair	Member	3
	Catherine Engelbert NEW	2019	Commissioner Women's National Basketball Association	✓	F						0
	Margaret Georgiadis	2015	President and CEO Ancestry	✓	F			Member			0
	Enrique Hernandez, Jr. Chairman of the Board	1996	Chairman and CEO Inter-Con Security Systems, Inc.	✓			Member		Member	Member	1
	Christopher Kempczinski NEW	2019	President and CEO McDonald's Corporation							Chair	0
	Richard Lenny	2005	Non-executive Chairman Conagra Brands, Inc.	✓		Chair		Member			2
	John Mulligan	2015	Executive Vice President and COO Target Corporation	✓	Chair, F				Member	Member	0
	Sheila Penrose	2006	Non-executive Chairman Jones Lang LaSalle Incorporated	✓			Member	Chair		Member	1
	John Rogers, Jr.	2003	Founder, Chairman, Co-CEO and CIO Ariel Investments, LLC	✓		Member	Member				2
	Paul Walsh	2019	Chairman Compass Group PLC*	✓		Member		Member			3*
	Miles White	2009	Executive Chairman Abbott Laboratories	✓			Chair		Member	Member	2

* In January 2020, Compass Group PLC announced that Mr. Walsh will step down as Chairman and Director of Compass Group upon appointment of his successor. In addition to his service on other outside Boards, Mr. Walsh also serves as Executive Chairman of Bespoke Capital Acquisition Corp., which has a class of restricted voting shares listed on the Toronto Stock Exchange.

AFC Audit & Finance Committee
CC Compensation Committee
GC Governance Committee
SCR Sustainability & Corporate Responsibility Committee
PPS Public Policy & Strategy Committee
EC Executive Committee

Member
Committee Chair
F Financial Expert

Executive Compensation Highlights

Our executive compensation program supports the key elements of the Velocity Growth Plan and aligns the interests of our executives with those of our shareholders, while maintaining the appropriate level of risk. We believe that our compensation program effectively motivates and reflects strong pay-for-performance alignment and rewards our executives through a mix of short- and long-term awards with rigorous performance goals and objective metrics that reflect key drivers of our business strategy.

COMPENSATION BEST PRACTICES

WHAT WE DO

- ✔ Strong pay-for-performance alignment
- ✔ Challenging quantitative performance targets
- ✔ Performance metrics support our growth strategy and align interests of management with interests of shareholders
- ✔ Majority of direct compensation paid over the long-term
- ✔ Double-trigger change in control equity provisions
- ✔ Independent compensation consultant
- ✔ Significant stock ownership and retention requirements
- ✔ Clawback provisions

WHAT WE DO NOT DO

- ✖ Change in control agreements
- ✖ Tax gross-up on perquisites
- ✖ Repricing of stock options
- ✖ Backdating of stock options
- ✖ Encourage unreasonable risk taking
- ✖ Employment agreements
- ✖ Hedging or pledging

PERFORMANCE-BASED COMPENSATION

Our 2019 executive compensation program was comprised of both short- and long-term incentive awards, based on objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the below graphic*:


CEO

91%

91% of CEO's target direct compensation opportunity is performance-based


Other NEOs

79%

79% of other named executive officers' target direct compensation opportunity as a group is performance-based, for those persons serving at year-end

* As a result of our leadership transition, the charts herein represent the compensation attributable to the role of the CEO for 2019 (specifically, pro-rated salary and Short-Term Incentive Plan (STIP) awards for Messrs. Kempczinski and Easterbrook, based on time as CEO, and the long-term incentive awards granted to Mr. Easterbrook in 2019).

A substantial portion of our executive compensation is variable based on the Company's performance against challenging targets. Our 2019 Short-Term Incentive Plan rewards growth in annual operating income and comparable guest counts (core metrics), and also considers delivery sales results (a modifier) to encourage the continued transition of our delivery initiative from restaurant deployment to sales growth. Our performance-based restricted stock units granted in 2017 were subject to compound annual net income growth, three-year return on incremental invested capital and relative total shareholder return over the 2017 – 2019 performance period. As described in the Compensation Discussion and Analysis (CD&A) beginning on page 39, strong Company performance resulted in Corporate STIP payouts at 145.5% of target, and 161.8% of 2017-2019 performance-based RSUs vested.

Please note that the executive compensation payouts described in this Proxy Statement relate to the Company's performance prior to the recent outbreak of COVID-19, which has significantly disrupted business operations for most companies beginning in early 2020, including for McDonald's. While we are unable to determine the duration or scope of the negative impact of COVID-19 to our financial results at this time, 2020 performance-based compensation plans will be negatively impacted. During this unprecedented time, the Compensation Committee's long-standing principles will guide its decision-making process. As noted elsewhere in this Proxy Statement, these guiding principles include aligning pay with performance; driving business results and long-term shareholder value; and paying competitively, while mitigating compensation-related risk and supporting effective succession planning.

2019 COMPENSATION PROGRAM SUMMARY

The following summarizes our key compensation elements and percentage of direct CEO pay opportunity for 2019:

Key compensation elements and % of CEO pay opportunity	Primary metrics	Key terms
Base Salary 9%	N/A	• Decided based on competitive considerations, scope of responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses
Short-Term Incentive Plan 15%	• Operating income growth • Comparable guest count growth	• Rewarded growth in annual operating income, which required the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow • As a core metric, comparable guest count growth promoted the long-term health of our business and supported income growth NEW • As the sole modifier, delivery sales were closely aligned with a key business strategy and encouraged the continued transition of our delivery initiative from restaurant deployment to growth • Individual STIP payouts were limited to 200% of the target award
Long-Term Incentives		
38% Performance-Based Restricted Stock Units (RSUs)	• Earnings per share (EPS) growth • Return on incremental invested capital (ROIIC)	• Provided the right to receive a share of McDonald's stock at the end of a three-year service period, subject to the Company's achievement of two key financial metrics, EPS and ROIIC • Also subject to a modifier based on total shareholder return over the performance period compared to the S&P 500 Index • Individual RSU payouts were limited to 200% of the target award
38% Stock Options	• Share price	• Provided value only if our share price increased (with an exercise price equaling the stock price on the grant date), which closely aligned executive pay with shareholder interests • Will vest ratably 25% per year with a 10-year term

Performance-based

2020 COMPENSATION PROGRAM CHANGES NEW

Our Compensation Committee's review of our incentive program confirmed overall alignment with our compensation guiding principles. However, to further align our STIP with our current business goals and shareholder interests, for 2020, we added Systemwide sales growth as a core metric and removed the delivery sales modifier. Systemwide sales is important in a franchise business as income generation is closely correlated to sales growth. Our three performance metrics for 2020 STIP are operating income growth (weighted 50%), comparable guest count growth (weighted 25%) and Systemwide sales growth (weighted 25%), with no modifier. For more information, see the CD&A at page 49.

ELECTION OF DIRECTORS

PROPOSAL 1

Election of Directors

Our Board of Directors recommends the following 12 nominees for election to our Board of Directors for a one-year term beginning in May and continuing until the 2021 Annual Shareholders' Meeting and until their successors have been elected and qualified:

1. Lloyd Dean
2. Robert Eckert
3. Catherine Engelbert
4. Margaret Georgiadis
5. Enrique Hernandez, Jr.
6. Christopher Kempczinski
7. Richard Lenny
8. John Mulligan
9. Sheila Penrose
10. John Rogers, Jr.
11. Paul Walsh
12. Miles White

Our Board recommends a vote FOR each of the 12 Director nominees.

With the exception of our CEO, all Director nominees are independent. Our Board expects all nominees to be available for election. If any of them becomes unable to serve at any time prior to the Annual Shareholders' Meeting, our Board may substitute another person as a nominee or may reduce the number of Directors to eliminate the vacancy. If you have voted for the unavailable nominee, your shares will be voted for any substitute nominee.

Nominees who receive a majority of the votes cast will be elected. If any Director does not receive a majority of the votes cast, he or she has tendered an irrevocable resignation that, subject to our Governance Committee's recommendation and our Board's acceptance, will be effective following the Annual Shareholders' Meeting.

Director Qualifications

Our Board is a diverse, highly-engaged group of individuals that provides strong, effective oversight of the Company. Both individually and collectively, our Directors have the qualifications, skills and experience needed to inform and oversee the Company's long-term strategic growth priorities, including our Velocity Growth Plan.

Importantly, each Director has senior executive experience, in many cases having served as CEOs or high-level executives of large, complex, global organizations. Specifically, several Directors have leadership experience in the consumer goods or food sectors, which is particularly relevant to our business. Further, our Board values expertise in information technology, cybersecurity and digital initiatives, as well as global experience given the Company's global, branded operations. These skills, along with the other skills and attributes discussed below and described more fully in the Company's Director Selection Process guidelines, are key considerations in evaluating the composition of our Board and inform our Board's succession planning and Director selection processes.

Our Director nominees' individual skills and experiences are included on the following pages. In addition, all Director nominees demonstrate the following qualities:

KEY ATTRIBUTES AND SKILLS OF ALL DIRECTOR NOMINEES

- High Integrity and Values
- Proven Record of Success
- Leadership
- Strength of Character and Judgment
- Knowledge of Corporate Governance Practices
- Human Capital / Talent Management
- Succession Planning
- Risk Assessment and Oversight
- Intellectual / Analytical Skills
- Strategic Planning

In addition, our Director nominees contribute to our Board the individual experiences, qualifications, attributes and skills shown in the following matrix. The skills identified in the matrix are intended as a high-level summary and not an exhaustive list:

	DEAN	ECKERT	ENGELBERT	GEORGIADIS	HERNANDEZ	KEMPCZINSKI	LENNY	MULLIGAN	PENROSE	ROGERS	WALSH	WHITE
BRAND MANAGEMENT: Contributes to an understanding of how the Company's business, standards and performance are essential to protecting and increasing the value of the McDonald's brand	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CUSTOMER-CENTRIC: Provides an understanding of the Company's business, operations and customer-centric Velocity Growth Plan strategy, focusing on elevating the overall customer experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
GLOBAL EXPERIENCE: Contributes to an understanding of how the Company's business is structured to enable the right level of support for our international markets, as well as the sharing of solutions across international markets		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
MARKETING/DIGITAL: Provides an understanding of how the Company's traditional (dine in or drive-thru pickup) and evolving digital business models are marketed to consumers in a manner consistent with the Company's strategy		✓		✓		✓	✓	✓			✓	✓
INFORMATION TECHNOLOGY/CYBERSECURITY: Contributes to an understanding of information technology capabilities, cloud computing, scalable data analytics and risks associated with cybersecurity matters				✓	✓			✓				
REAL ESTATE: Provides an understanding of how owning or leasing real estate, combined with co-investment by franchisees, enables the Company to achieve high restaurant performance levels						✓		✓	✓			
FINANCE/CAPITAL MARKETS: Supports the oversight of the Company's financial statements and strategy and financial reporting to investors and other stakeholders	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SUSTAINABILITY/CORPORATE RESPONSIBILITY: Contributes to an understanding of sustainability issues and corporate responsibility, and their relationship to the Company's business and strategy	✓			✓		✓	✓		✓	✓		
HUMAN CAPITAL MANAGEMENT: Provides an understanding of how the Company manages and develops its workforce	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
ETHNIC/GENDER DIVERSITY: Contributes to the representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business and understanding of customer perspectives	✓		✓	✓	✓				✓	✓		
OTHER PUBLIC COMPANY BOARD: Demonstrates a practical understanding of organizations, processes, governance and oversight of strategy, risk management, and driving change and growth	✓	✓		✓	✓		✓		✓	✓	✓	✓

Further biographical information about each Director standing for re-election, including his or her age, committee memberships, professional experience, qualifications and other directorships is set forth on the following pages.

Biographical Information



LLOYD DEAN INDEPENDENT

Chief Executive Officer | CommonSpirit Health

Age 69 | Director Since 2015

Board Committees Audit & Finance, Compensation

Skills and Qualifications

- Brand Management
- Customer-Centric
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management
- Ethnic/Gender Diversity
- Other Public Company Board

Professional Experience

CommonSpirit Health, *a non-profit, Catholic health system*
- Chief Executive Officer (2019 - Present)

Dignity Health, *one of the nation's largest healthcare systems*
- President and Chief Executive Officer (2000 - 2019)

Advocate Health Care, *a healthcare organization*
- Chief Operating Officer (1997 - 2000)

Director Qualifications

In his career in executive management at leading healthcare organizations, Mr. Dean has led significant strategic, operational and financial transformations. He brings over 25 years of leadership, management, healthcare and strategy experience to our Board, which contributes an important perspective to our Board's discussion of opportunities and challenges in a constantly changing business environment. We also benefit from Mr. Dean's finance, systems operations, service quality and human resources, customer-centric operations and community affairs expertise. In addition, Mr. Dean's qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Directorships

Mr. Dean previously served on the boards of Navigant Consulting, Inc., Premier, Inc. and Wells Fargo & Company.



ROBERT ECKERT INDEPENDENT

Operating Partner | Friedman Fleischer & Lowe

Age 65 | Director Since 2003

Board Committees Public Policy & Strategy (Chair since 2016), Governance, Executive

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Human Capital Management
- Other Public Company Board

Professional Experience

Friedman Fleischer & Lowe, *a private equity firm*
- Operating Partner (2014 - Present)

Mattel, Inc., *a global children's entertainment company specializing in toys and consumer products*
- Chairman of the Board (2000 - 2012)
- Chief Executive Officer (2000 - 2011)

Kraft Foods Inc., *a packaged food company*
- President and Chief Executive Officer (1997 - 2000)

Director Qualifications

Mr. Eckert's service as a chief executive officer of large, global consumer branded and food products companies contributes to our Board's understanding of business and product development, marketing, supply chain management and distribution, and consumer behavior. He brings experience as a senior executive of global consumer brand companies with high performance expectations. In addition, through his role on other companies' boards, Mr. Eckert has extensive experience in corporate governance, leadership development and succession planning and finance.

Other Directorships

Mr. Eckert also serves as the lead independent director of Amgen Inc. and on the boards of Levi Strauss & Co. and Uber Technologies, Inc.



CATHERINE ENGELBERT INDEPENDENT

Commissioner | Women's National Basketball Association

Age 55 | Director Since 2019

Board Committee Audit & Finance

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Finance/Capital Markets
- Human Capital Management
- Ethnic/Gender Diversity

Professional Experience

Women's National Basketball Association, *a professional basketball league*

- Commissioner (2019 - Present)

Deloitte LLP, *an industry-leading audit, consulting, tax and advisory services firm*

- Chief Executive Officer (2015 - 2019)

Deloitte & Touche LLP, *audit subsidiary of Deloitte LLP*

- Chairman and Chief Executive Officer (2014 - 2015)
- Partner (1998 - 2014)

Director Qualifications

Ms. Engelbert's experience as Commissioner of a professional sports league and as chief executive officer of Deloitte LLP, which provides knowledge of global business operations, finance, leadership, brand, customer, strategy and risk management matters. Having led a firm of 100,000 professionals at Deloitte, she also brings significant experience in talent management. Ms. Engelbert previously served on the private company board of Deloitte LLP and as Chairman of Deloitte & Touche LLP, providing leadership and governance experience. She also served on the Strategic Investment, Risk, Regulatory & Government Relations, and Finance & Audit Committees of the board of Deloitte LLP. She is a Certified Public Accountant. Ms. Engelbert's qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Directorships

None.



MARGARET GEORGIADIS INDEPENDENT

President and Chief Executive Officer | Ancestry

Age 56 | Director Since 2015

Board Committees Audit & Finance, Sustainability & Corporate Responsibility

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Information Technology/ Cybersecurity
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management
- Ethnic/Gender Diversity
- Other Public Company Board

Professional Experience

Ancestry, a *global family history and consumer genomics company*

- President and Chief Executive Officer (2018 - Present)

Mattel, Inc., *a global children's entertainment company specializing in toys and consumer products*

- Chief Executive Officer (2017 - 2018)

Google Inc., *a global technology company*

- President, Americas (2011 - 2017)
- Vice President, Global Sales Operations (2009 - 2011)

Director Qualifications

Ms. Georgiadis' experience as a senior executive at large global businesses affords her a broad knowledge of global consumer businesses and marketing, as well as technology, digital consumer insights, e-commerce, finance, leadership, and strategy and development. She has led teams that successfully launched new products. Her knowledge in these and other areas provides critical insights to our business, particularly as our Board considers the impact of technology, digital and cybersecurity risks. Ms. Georgiadis also has over 15 years of analytical and strategic experience at McKinsey & Company, a global management and consulting firm. In addition, Ms. Georgiadis' qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Directorships

Ms. Georgiadis previously served on the boards of Amyris, Inc. and Mattel, Inc.



ENRIQUE HERNANDEZ, JR. Independent Chairman (since 2016) INDEPENDENT

Chairman and Chief Executive Officer | Inter-Con Security Systems, Inc.

Age 64 | Director Since 1996

Board Committees Governance, Public Policy & Strategy, Executive

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Information Technology/ Cybersecurity
- Finance/Capital Markets
- Human Capital Management
- Ethnic/Gender Diversity
- Other Public Company Board

Professional Experience

Inter-Con Security Systems, Inc., *a provider of security services to corporations, governments, diplomatic missions and non-profit organizations*

- Chairman and Chief Executive Officer (1986 - Present)

Nordstrom, Inc., *a leading fashion retailer*

- Non-executive Chairman and Presiding Director (2006 - 2016)

Director Qualifications

Mr. Hernandez is the Chairman and chief executive officer of a global security company, providing knowledge of physical and electronic security. He also has been a director of several large public companies in various industries. In particular, Mr. Hernandez served for five years as lead director and ten years as non-executive chairman and presiding director at Nordstrom, Inc., a large publicly-traded fashion retailer known for its customer service and brand management, providing him with significant experience in corporate governance, leadership development, succession planning and finance. Through his extensive experience managing complex, people-oriented organizations, Mr. Hernandez is well-suited to address the important human capital management element of McDonald's business. Mr. Hernandez's experience also facilitates our Board's oversight and counsel regarding strategy and business development.

Other Directorships

Mr. Hernandez also serves on the board of Chevron Corporation. He previously served on the boards of Nordstrom, Inc. and Wells Fargo & Company.



CHRISTOPHER KEMPCZINSKI

President and Chief Executive Officer | McDonald's Corporation

Age 51 | Director Since 2019

Board Committees Executive (Chair since 2019)

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Real Estate
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management

Professional Experience

McDonald's Corporation

- President and Chief Executive Officer (2019 - Present)
- President, McDonald's USA (2017 - 2019)
- Executive Vice President - Strategy, Business Development and Innovation (2015 - 2016)

The Kraft-Heinz Company, *a packaged food company*

- Executive Vice President of Growth Initiatives and President of Kraft International (2014 - 2015)
- President of Kraft Canada (2012 - 2014)
- Senior Vice President – U.S. Grocery (2008 - 2012)

Director Qualifications

Mr. Kempczinski is President and CEO of our Company, having previously served as President, McDonald's USA, where he was responsible for approximately 14,000 McDonald's restaurants. He first joined the Company in 2015, overseeing global strategy, business development and innovation. In these roles, he has been instrumental in accelerating growth to increase the overall value of the System. As a member of our senior leadership team since 2015, Mr. Kempczinski also was involved in the development of the Velocity Growth Plan, the Company's strategic plan. His experience leading our U.S. business and overseeing global strategy contributes an important Company perspective to our Board. This experience strengthens our Board's knowledge and understanding as it oversees our operations and strategy.

Other Directorships

None.



RICHARD LENNY INDEPENDENT

Non-executive Chairman | Conagra Brands, Inc.

Age 68 | Director Since 2005

Board Committees Compensation (Chair since 2019), Sustainability & Corporate Responsibility

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management
- Other Public Company Board

Professional Experience

Conagra Brands, Inc., *a branded food company*

- Non-executive Chairman (2018 - Present)

Information Resources, Inc., *a leading market research firm*

- Non-executive Chairman (2013 - 2018)

Friedman Fleischer & Lowe, LLC, *a private equity firm*

- Senior Advisor (2014 - 2016)
- Operating Partner (2011 - 2014)

The Hershey Company, *an industry-leading snacks company*

- Chairman, President and Chief Executive Officer (2001 - 2007)

Director Qualifications

Mr. Lenny's experience as a chief executive officer of a global retail food company with a major consumer brand is an asset to our Board given his knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, sustainability and social responsibility matters. He previously served in executive-level positions with Kraft Foods, Nabisco Biscuit and Snacks and the Pillsbury Company, providing him extensive experience with major consumer brands in the food industry. He also serves as Non-executive Chairman of one of North America's leading food companies. In addition, his service as non-executive chairman of Information Resources, Inc. provides additional Board and governance experience.

Other Directorships

Mr. Lenny also serves as Non-executive Chairman of Conagra Brands, Inc. and on the board of Illinois Tool Works Inc. He previously served on the board of Discover Financial Services.



JOHN MULLIGAN INDEPENDENT

Executive Vice President and Chief Operating Officer | Target Corporation

Age 54 | Director Since 2015

Board Committees Audit & Finance (Chair since 2016), Public Policy & Strategy, Executive

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Information Technology/ Cybersecurity
- Real Estate
- Finance/Capital Markets
- Human Capital Management

Professional Experience

Target Corporation, *a general merchandise retailer*

- Executive Vice President and Chief Operating Officer (2015 - Present)
- Executive Vice President and Chief Financial Officer (2012 - 2015)
- Senior Vice President, Treasury, Accounting and Operations (2010 - 2012)

Director Qualifications

Mr. Mulligan's experience as a senior executive of a major consumer retailer has provided him with extensive experience in finance, global supply chain, operations, e-commerce, properties and human resources. His service at a retailer known for its focus on creating an exceptional guest experience brings customer-centric experience to our Board. In addition, his experience in digital and technology issues, including cybersecurity risk, is an important asset as our Board considers these topics and their potential impact on the Company. In addition, Mr. Mulligan's qualification as an "audit committee financial expert" is an important attribute as our Audit & Finance Committee Chair.

Other Directorships

None.



SHEILA PENROSE INDEPENDENT

Non-executive Chairman | Jones Lang LaSalle Incorporated

Age 74 | **Director Since** 2006

Board Committees Sustainability & Corporate Responsibility (Chair since 2016), Governance, Executive

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Real Estate
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management
- Ethnic/Gender Diversity
- Other Public Company Board

Professional Experience

Jones Lang LaSalle Incorporated, *a global real estate professional services and investment management firm*

- Non-executive Chairman (2005 - Present)

Boston Consulting Group, *a global management consulting firm*

- Executive Advisor (2001 - 2008)

Northern Trust Corporation, *a financial services firm*

- President, Corporate and Institutional Services (1994 - 2000)

Director Qualifications

Ms. Penrose brings to our Board extensive experience in and knowledge of investment services, banking, and real estate, all areas of significance to the Company. She is well-versed in strategy and business development, finance, and leadership development and succession planning.

Ms. Penrose also has significant experience in corporate governance from her service on other public company boards, including as non-executive chairman at Jones Lang LaSalle Incorporated. In addition, Ms. Penrose co-founded the Corporate Leadership Center, a non-profit organization that partners with leading institutions to offer programs in executive leadership development.

Other Directorships

Ms. Penrose also serves as Non-executive Chairman of Jones Lang LaSalle Incorporated.



JOHN ROGERS, JR. INDEPENDENT

Founder, Chairman, Co-Chief Executive Officer and Chief Investment Officer | Ariel Investments, LLC

Age 62 | **Director Since** 2003

Board Committees Compensation, Governance

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Finance/Capital Markets
- Sustainability/Corporate Responsibility
- Human Capital Management
- Ethnic/Gender Diversity
- Other Public Company Board

Professional Experience

Ariel Investments, LLC, *a privately-held institutional money management firm*

- Founder, Chairman, Co-Chief Executive Officer and Chief Investment Officer (1983 - Present)

Ariel Investment Trust, *an investment company consisting of mutual funds managed by Ariel Investments, LLC*

- Trustee (2000 - Present; 1986 - 1993)

Director Qualifications

Mr. Rogers' experience as a long-serving chief executive officer of an institutional money management firm has given him broad knowledge of finance, leadership development and succession planning, as well as strategy and business development. Mr. Rogers' investment management knowledge also provides a unique perspective on investor relations. Mr. Rogers also brings perspective to the Company's corporate responsibility and community affairs initiatives, and his service on other boards such as Nike, Inc. and The New York Times Company adds global, customer-centric and brand management experience.

Other Directorships

Mr. Rogers also serves on the boards of Nike, Inc. and The New York Times Company. He previously served on the board of Exelon Corporation.



PAUL WALSH INDEPENDENT

Chairman | Compass Group PLC*

Age 64 | Director Since 2019

Board Committees Compensation, Sustainability & Corporate Responsibility

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Human Capital Management
- Other Public Company Board

Professional Experience

Compass Group PLC*, *a leading foodservice and support services company*

- Chairman (2014 - Present)

Bespoke Capital Partners LLC*, *an investment company*

- Operating Partner (2019 – present)

Avanti Communications Group plc, *a leading satellite operator providing internet and data services*

- Chairman (2013 - 2019)

Diageo plc, *a multinational beverage company*

- Chief Executive Officer (2000 - 2013)
- Chief Operating Officer (2000)

* In January 2020, Compass Group PLC announced that Mr. Walsh will step down as Chairman and Director of Compass Group upon appointment of his successor. He also serves as Executive Chairman of Bespoke Capital Acquisition Corp., which has a class of restricted voting shares listed on the Toronto Stock Exchange.

Director Qualifications

Mr. Walsh's experience as chief executive officer of a large multinational corporation provides substantial corporate leadership experience and knowledge of consumer-centric companies. His experience at Diageo brings broader food and beverage industry perspective. He also has held executive-level finance positions, including as chief financial officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand marketing strategies, which brings valuable perspective to our Board. His background as a UK national based in London provides international diversity on our Board.

Other Directorships

Mr. Walsh also serves on the boards of Compass Group PLC*, FedEx Corporation and TPG Pace Holdings Corp. He previously served on the Boards of Avanti Communications Group plc, HSBC Holdings plc, Ontex Group NV, RM2 International, S.A. and Unilever PLC.



MILES WHITE INDEPENDENT

Executive Chairman | Abbott Laboratories

Age 65 | Director Since 2009

Board Committees Governance (Chair since 2014), Public Policy & Strategy, Executive

Skills and Qualifications

- Brand Management
- Customer-Centric
- Global Experience
- Marketing/Digital
- Finance/Capital Markets
- Human Capital Management
- Other Public Company Board

Professional Experience

Abbott Laboratories, *a global healthcare company*

- Executive Chairman (2020 - Present)
- Chairman and Chief Executive Officer (1999 - 2020)

Director Qualifications

Mr. White's service as chairman and as recently retired chief executive officer of a global healthcare company provides our Board with extensive knowledge of strategy and business development, global operations, finance, leadership development and succession planning, public policy matters, and corporate governance. Abbott's focus on developing consumer products and technologies brings customer-centric, marketing/digital and healthcare knowledge to our Board. In addition, Mr. White contributes strong experience in addressing the needs of a global public company, as well as insights into our Board's responsibility to oversee management and operations matters. As Governance Committee Chair, Mr. White leads our Board's succession planning and Director candidate selection process, and he is periodically involved in shareholder engagement.

Other Directorships

Mr. White also serves as Executive Chairman of Abbott Laboratories and on the board of Caterpillar, Inc.

Our Board of Directors recommends that shareholders vote FOR each of the 12 nominees.

BOARD AND GOVERNANCE MATTERS

Board Leadership

Our separate Chairman and CEO roles enable our independent Chairman to oversee corporate governance matters and our CEO to lead the Company's business. Independent Directors also chair our Board Committees, other than the Executive Committee. This structure facilitates effective oversight, further strengthens our Board's independent leadership, and supports our commitment to enhancing shareholder value and strong governance. We believe that this structure is important due to the Company's position as a leading global foodservice retailer, with more than 38,000 locations in over 100 countries.

Our Chairman oversees our Board and facilitates the flow of information between management and our Board. This fosters open dialogue and constructive feedback among the independent Directors and management. Further, our Chairman leads a critical evaluation of Company management, business practices and culture, as well as oversight of Company strategy. Our Board assesses this leadership structure annually to confirm it continues to meet the evolving needs of the Company and its shareholders. Enrique Hernandez, Jr. has served as our Board's independent Chairman since 2016 and brings strong continuity of leadership in light of our CEO leadership transition in 2019.

Board Composition and Succession Planning

Our Board is comprised of a diverse, highly-engaged group of Directors with a wide range of skills and experience who each contribute to overall Board and Committee effectiveness. Each of our Directors is a dynamic leader whose experiences and perspectives are continually evolving as he or she navigates today's fast-paced, ever-changing business environment both as a Director of McDonald's and in his or her other professional roles.

Under our Corporate Governance Principles, our Governance Committee is primarily responsible for maintaining a strong and diverse Board through robust evaluation and succession planning processes, which include recommending Directors for re-election and identifying new candidates who will bring complementary skills and differentiated perspectives to our Board. Our Governance Committee evaluates and determines the most impactful and desirable mix of characteristics, skills, experience and diversity for our Board as a whole, as well as the qualifications and attributes of individual Directors and Director candidates. When selecting new Director candidates and recommending them to the full Board, our Governance Committee considers the qualifications discussed on page 13. Our Governance Committee also reviews each current Director's contributions, considering the results of the most recent Board, Committee and peer evaluations, as further described on page 24.

Our Governance Committee strives to achieve an appropriate balance of continuity and refreshment through a mix of newer and longer-tenured Directors. Our Governance Committee and Board believe that there should be a balance of institutional knowledge and fresh perspectives among our Directors, and that long tenure does not itself impair a Director's independence and often enhances a Director's ability to demonstrate independence. While our Governance Committee and Board consider tenure in evaluating the overall effectiveness of our Board, it is not a dispositive factor. Our Governance Committee and Board also consider each Director's availability and willingness to serve on our Board, recognizing that it is a significant time commitment. Half of our Director nominees have joined our Board in the last five years. In January 2019, Paul Walsh joined our Board as a new independent Director. In November 2019, our President and CEO Christopher Kempczinski joined our Board, succeeding Stephen Easterbrook. Additionally, in December 2019, a new independent director, Catherine Engelbert, joined our Board. As the Company's strategic priorities continue to evolve and in consideration of anticipated retirements and departures, our Governance Committee continues to proactively evaluate our Board's composition and succession planning to facilitate a smooth transition of skills, experience and diversity in the boardroom.

Board Diversity

Our Governance Committee proactively seeks diverse Director candidates to provide representation of varied backgrounds, perspectives and experience in the boardroom to support the global demands of our business. Our Governance Committee and our Board consider diversity in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender, ethnicity and geography. Our current Directors bring a diverse set of skills and experiences to the Company that are important to drive our strategy forward as the market and competitive landscape evolve. When seeking new Director candidates, our Governance Committee actively endeavors to include women, racial or ethnic minorities and geographically-diverse persons in the candidate pool. Our Governance Committee remains focused on enhancing the Board's gender diversity, which was supported by the recent election of Catherine Engelbert to serve as a Director.

INDEPENDENT

11 of 12

All independent, except the CEO

WOMEN OR MINORITIES

50%

BALANCED EXPERIENCE

0 to 5 years

6 to 10 years —

11 to 15 years

>15 years

Director Independence

Our Corporate Governance Principles require that all non-management Directors be independent under applicable law and listing standards, as well as under our Board's Standards on Director Independence. Independence is determined by the Board after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations and stock exchange listing requirements, as well as the particular requirements under our Board's Standards on Director Independence. This is important to ensure that Board representation is free of any relationship with the Company or our management that may impair, or appear to impair, a Director's ability to make independent judgments. Our Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by our Board in its most recent determination involved commercial relationships with companies at which Board members then served as employees, officers, partners or had a 10% or more interest.

These commercial relationships involved McDonald's purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect Director independence.

Based on its review, our Board determined that none of its non-management Directors has a material relationship with the Company and that all of them are independent. Currently, our non-management Directors are Lloyd Dean, Robert Eckert, Catherine Engelbert, Margaret Georgiadis, Enrique Hernandez, Jr., Richard Lenny, John Mulligan, Sheila Penrose, John Rogers, Jr., Paul Walsh and Miles White. The Board determined that our CEO, Christopher Kempczinski, is not independent. In addition, the Board previously determined that Jeanne Jackson, who served as Director during 2019 and did not stand for re-election at our 2019 Annual Shareholders' Meeting, was independent, and that our former CEO and Director Stephen Easterbrook, who separated from the Company in November 2019, was not independent.

Our Board's Standards on Director Independence are available on the Company's website at: *http://corporate.mcdonalds.com/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html.*

Selection of New Director Candidates

Our Governance Committee, together with our Board, maintains a robust policy for the consideration of potential outside Director candidates and is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service as a Director, including candidates nominated or suggested by shareholders. Our Governance Committee also retains independent third-party search firms, consultants and any other advisors as appropriate to help identify, screen and evaluate potential Director candidates and to enhance our Board's preparedness in the event of an unanticipated Director departure. Since the last Annual Shareholders' Meeting, our Board elected Christopher Kempczinski in connection with his appointment as President and CEO. Our Board also elected Catherine Engelbert, who was identified with the assistance of a third-party search firm.

The following describes the Company's selection process for new outside Directors:

Succession Planning	Our Governance Committee considers current and long-term needs of our evolving business and seeks potential Director candidates in light of emerging needs, current Board structure, tenure, skills, diversity and experience.
Identification of Candidates	Our Governance Committee engages in a search process to identify qualified Director candidates, which includes the use of an independent search firm to assess whether candidates' skills, experience and background align with the Company's business strategy. Our Governance Committee considers that all Directors and Director candidates should possess the certain qualifications and skills as described above under the heading "Director Qualifications."
Meeting with Candidates	Potential Director candidates are interviewed by our Chairman, CEO and Governance Committee Chair.
Decision and Nomination	Our Governance Committee recommends, and the full Board nominates, the Director candidates best qualified to serve the interests of the Company and all shareholders.
Election	Shareholders consider the nominees and elect Directors at the Annual Shareholders' Meeting to serve one-year terms. Our Board may also elect Directors on the recommendation of the Governance Committee throughout the year when determined to be in the best interests of the Company and our shareholders.

Shareholder recommendations for nominees are currently evaluated in the same manner as any other Director candidates. Our Board's Director Selection Process is available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html.*

Board and Committee Evaluations

Our Board is committed to regular evaluations of itself, its Committees and Directors to measure ongoing effectiveness and succession planning. Each year, Directors are asked to complete a written evaluation of our Board, their peers and the Committees on which they serve. The following describes the process by which our Board currently carries out these evaluations:

Annual Written Evaluations

Directors complete Board, peer and Committee evaluations.

Board evaluations consider:

- General Board practices, including fostering a culture that promotes candid discussion
- Input for improvement
- Suggestions for new skills and experiences for potential future candidates
- Effectiveness in attaining diverse representation on our Board

Peer evaluations consider a Director's:

- Contributions to Board discussions and decisions throughout the year
- Sharing of knowledge and expertise with our Board and senior management
- Staying informed on matters that impact the Company
- Acting independently and in the best interests of shareholders

Committee evaluations consider:

- Members' balance of skills and experiences to promote active participation
- Adequacy of information received, including access to non-management resources
- Effectiveness of each Committee except for the Executive Committee, which does not have a regular meeting schedule but meets on as needed basis

Chairman holds individual discussions:

- Our Chairman individually discusses with other Directors their views on the overall effectiveness of our Board, and feedback is considered in connection with the results of the written evaluations.

Independent Third Party Generates Report

To protect anonymity and the integrity of our Board and peer evaluation process, an independent third party compiles responses to Board and peer evaluations into a report for our Governance Committee Chair.

Discussion of Results

Our Governance Committee Chair and full Board discuss our Director and peer evaluation results. Each Committee discusses its respective evaluation in executive session and determines if any follow-up actions are appropriate. The Chair of each respective Committee then reports the Committee's conclusions to the full Board. Regarding the Board evaluation, our Governance Committee Chair reports on the Governance Committee's conclusions to the full Board.

Incorporation of Feedback

Our Board and each Committee (except for the Executive Committee) develops and executes plans to take actions based on the results, as appropriate. Our Governance Committee Chair follows up with Directors regarding their peer evaluation results, as appropriate.

Board Committees

Our Board has the following Committees: Audit & Finance; Compensation; Governance; Public Policy & Strategy; Sustainability & Corporate Responsibility and Executive. All Committee members are independent as defined by the listing standards of the New York Stock Exchange (NYSE) and our Board's Standards on Director Independence, except for our CEO, who serves solely on the Executive Committee. In addition, our Board has determined that each member of our Audit & Finance Committee is financially literate, qualifies as an "audit committee financial expert" and meets the additional independence requirements for audit committee members as defined by applicable SEC rules and NYSE listing standards.

We periodically refresh our Committees and Committee Chairs to balance fresh perspectives with institutional knowledge. Since the last Annual Shareholders' Meeting, Richard Lenny was appointed as Chair of our Compensation Committee, Christopher Kempczinski was appointed as Chair of our Executive Committee, and Sheila Penrose was appointed to our Executive Committee. In early 2020, Catherine Engelbert was appointed to our Audit & Finance Committee, and Sheila Penrose moved from our Audit & Finance Committee to the Governance Committee.

Each Committee has the responsibilities set forth in its respective Charter, which has been adopted by our Board. Other than the Executive Committee, all Committees review their respective Charters at least annually, and any changes are recommended to the full Board for approval.

All Committee Charters are available on the Company's website at: *https://corporate.mcdonalds.com/corpmcd/investors-relations/board-committees-and-charters.html*. The primary responsibilities of each Committee and current Committee membership are summarized on the following pages. Each Committee also has oversight of risk areas as illustrated on page 31.

AUDIT & FINANCE COMMITTEE

Current Members*:

John Mulligan (Chair) (FE)
Lloyd Dean (FE)
Catherine Engelbert (FE) NEW
Margaret Georgiadis (FE)

Meetings in 2019: 8

(FE) Financial Expert

* Ms. Penrose served on this Committee through February 2020, and Ms. Engelbert was appointed to this Committee effective March 1, 2020.

Relevant Areas of Focus:

- Oversee financial reporting, accounting, control and compliance matters
- Appoint and evaluate the independent auditor
- Review with the internal and independent auditors the scope and results of their audits, the adequacy and effectiveness of internal controls and the performance of the internal auditors
- Review material financial disclosures
- Review the Company's capital structure, dividend policy and plans for share repurchases
- Oversee financial risk and evaluate management's process to assess and manage enterprise risk issues
- Preapprove all audit and permitted non-audit services
- Review Sarbanes-Oxley and tax compliance
- Review Disclosure Controls and Procedures

Our Audit & Finance Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

Q1

First Quarter

- Review Form 10-K, including critical audit matters, and discuss annual audit results
- Review critical accounting policies
- Review Disclosure Controls and Procedures (DCPs), internal control over financial reporting and management's conclusions about their effectiveness
- Approve Committee-related disclosures for Proxy Statement
- Review adjustments for executive compensation
- Review independent auditors' services and fees
- Review internal auditors' year-end report and SOX and tax compliance
- Monitor enterprise risk management process

Q2

Second Quarter

- Review Form 10-Q
- Monitor DCPs and management's conclusions about their effectiveness

Q3

Third Quarter

- Review Form 10-Q
- Monitor DCPs and management's conclusions about their effectiveness
- Review independent audit plan and associated fees for annual audit
- Monitor new or proposed regulatory and accounting initiatives
- Review mid-year update regarding internal auditors' plan
- Discuss capital structure, including dividends and share repurchases

Q4

Fourth Quarter

- Review Form 10-Q
- Monitor DCPs and management's conclusions about their effectiveness
- Review update on independent auditors' services; evaluate the auditor and appoint auditor for following year
- Review internal auditors' following year plan
- Annual review of compliance program
- Update on litigation matters
- Annual update on investor engagement
- Review Committee Charter and evaluation

COMPENSATION COMMITTEE

Current Members*:

Richard Lenny (Chair) NEW
Lloyd Dean
John Rogers, Jr.
Paul Walsh

Meetings in 2019: 5

* Mr. Lenny was appointed Chair of this Committee in May 2019.

Relevant Areas of Focus:

- Oversee executive compensation and the Company's compensation program and policies
- Review our executive compensation programs to confirm they are being administered in an equitable manner
- Periodically review the Company's programs and practices related to executive workforce diversity
- Review risks related to compensation programs and policies
- For more information, see the Compensation Discussion and Analysis beginning on page 39.

Our Compensation Committee establishes its meeting calendar for the following year during the fourth quarter. While its calendar may vary from year to year, the Committee will typically address the following key matters throughout the year:

Q1

First Quarter

- Approve annual salaries and prior year performance results and payouts for executives
- Determine current year equity and non-equity incentive plan awards and establish performance targets for executives
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Review executive diversity and pay equity
- Review and approve compensation-related disclosures for Proxy Statement
- Consider shareholder proposals, as applicable

Q2

Second Quarter

- Monitor trends and developments in executive compensation
- Review feedback from shareholders and policies of investors and proxy advisory firms, including say-on-pay proposal
- Review executives' progress against stock ownership requirements
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Update on retention and sign-on equity grants
- Approve compensation peer group

Q3

Third Quarter

The Compensation Committee typically does not meet during the third quarter; however, it will address matters that arise off-cycle (e.g., promotional and new-hire compensation) and will evaluate potential exclusions from financial results used to determine incentive compensation.

Q4

Fourth Quarter

- Establish compensation program design, including performance metrics and payout ranges for upcoming year
- Update on compensation risk assessment analysis, including risks associated with plan design and/or payout ranges
- Evaluate potential exclusions from financial results used to determine incentive compensation, as applicable
- Finalize compensation recommendations for executives (and CEO compensation for full Board review)
- Update on retention and sign-on equity grants
- Review risks in compensation programs
- Review Committee Charter and evaluation

GOVERNANCE COMMITTEE

Current Members*:

Miles White (Chair)
Robert Eckert
Enrique Hernandez, Jr.
Sheila Penrose NEW
John Rogers, Jr.

Meetings in 2019: 6

* Ms. Penrose was appointed to this Committee effective March 1, 2020.

Relevant Areas of Focus:

- Advise as to our Board's structure, leadership, operations and Committee memberships
- Set criteria for Board membership
- Develop Board succession plans and make recommendations to our Board on succession matters
- Consider and recommend candidates for election, re-election or to fill vacancies
- Evaluate Director and Board performance and assess Board composition and size
- Recommend non-management Directors' compensation
- Review Corporate Governance Principles and oversee governance risks
- Consider trends in corporate governance and present recommendations to the Board, as appropriate

Our Governance Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

Q1

First Quarter

- Discuss Director candidate pipeline/succession planning
- Recommend Director nominees/candidates for election at Annual Shareholders' Meeting
- Determine independence designations for Directors and Committee members
- Review investor outreach and engagements
- Consider shareholder proposals, as appropriate

Q2

Second Quarter

- Recommend Committee appointments, election of Chairman and Chairman compensation
- Review Corporate Governance Principles
- Discuss Director candidate pipeline/succession planning
- Review Directors' compliance with stock ownership policy
- Update on proxy voting projections

Q3

Third Quarter

- Approve criteria and process for evaluation of Board, Directors and Committees
- Discuss Director candidate pipeline/succession planning
- Review Directors' compensation and Directors' Code of Conduct
- Review Annual Shareholders' Meeting voting results

Q4

Fourth Quarter

- Review Board, Director, and Committee evaluations
- Discuss Director candidate pipeline/ succession planning
- Review Director selection process
- Review Committee Charter and Board, Director and Committee evaluations

PUBLIC POLICY & STRATEGY COMMITTEE

Members:

Robert Eckert (Chair)
Enrique Hernandez, Jr.
John Mulligan
Miles White

Meetings in 2019: 6

Relevant Areas of Focus:

- Review and monitor the Company's long-term strategy development and implementation
- Review and monitor the Company's strategies and efforts to identify, evaluate and monitor trends, issues, regulatory matters and other concerns that do or could materially affect the Company's business activities and performance, as well as reputation
- Review and monitor the Company's efforts to address human capital management matters (e.g., workplace health and safety, respectful workplace environments, and diversity and inclusion) that affect McDonald's brand and business operations
- Review and monitor government affairs strategies and priorities
- Review and monitor tax strategy and the Company's assessment and management of cybersecurity and other technology risks
- Review compliance matters, including compliance with the Company's Political Contributions Policy and employees' compliance with the Company's Standards of Business Conduct
- Review risks related to public policy and strategy matters

Our Public Policy & Strategy Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

Q1

First Quarter

- Update on compliance program and government relations
- Discuss human capital management matters
- Review technology/cybersecurity report
- Review corporate political contributions report
- Consider shareholder proposals, as appropriate

Q2

Second Quarter

- Discuss corporate strategy
- Discuss human capital management matters
- Update on labor matters
- Review compliance program annual report

Q3

Third Quarter

- Discuss corporate strategy and plans for Board's annual strategy review
- Update on tax strategy
- Review technology/cybersecurity report
- Review corporate political contributions report
- Review Annual Shareholders' Meeting voting results on shareholder proposals, as appropriate

Q4

Fourth Quarter

- Update on compliance program, tax strategy and labor matters
- Review Committee Charter and evaluation

SUSTAINABILITY & CORPORATE RESPONSIBILITY COMMITTEE

Members:

Sheila Penrose (Chair)
Margaret Georgiadis
Richard Lenny
Paul Walsh

Meetings in 2019: 4

Relevant Areas of Focus:

- Review and monitor the Company's strategies and efforts to address Brand trust through its performance as a sustainable organization
- Review and monitor sustainability priorities and other matters important to the Company, including philanthropy and diversity and inclusion
- Review and monitor the development and implementation of performance metrics with respect to the Company's sustainability priorities
- Review the Company's global sustainability communication plans and reporting
- Review risks related to sustainability and corporate responsibility matters

Our Sustainability & Corporate Responsibility Committee establishes its meeting calendar for the following year during the fourth quarter, and will typically address the following key matters throughout the year:

Q1

First Quarter

- Update on global sustainability priorities
- Discuss Brand health and insights
- Discuss food safety strategy
- Consider shareholder proposals, as appropriate

Q2

Second Quarter

The Committee does not generally meet during the second quarter; however, it will address matters that arise off-cycle.

Q3

Third Quarter

- Update on global sustainability priorities
- Update on diversity and inclusion initiatives
- Review Annual Shareholders' Meeting voting results on shareholder proposals, as appropriate

Q4

Fourth Quarter

- Update on global sustainability priorities
- Update on food safety strategy
- Review Committee Charter and evaluation

EXECUTIVE COMMITTEE

The Executive Committee may exercise most Board powers during the periods between Board meetings. The Executive Committee members are Christopher Kempczinski (Chair) NEW, Robert Eckert, Enrique Hernandez, Jr., John Mulligan, Sheila Penrose NEW and Miles White. The Executive Committee did not meet during 2019.

Risk Oversight

Under the Company's Corporate Governance Principles, the entire Board is responsible for overseeing the Company's enterprise-wide risk management (ERM) framework and the processes that are in place to safeguard the Company's assets, support culture and values, and manage material risks facing the Company. The ERM framework is designed to identify, assess and prioritize strategic, financial and reputational risks with the potential to have a sustained impact on the Company. Management is responsible for the design and execution of the ERM framework, and our Board actively oversees the ERM framework and risks identified. The Company's internal auditors also support risk identification and risk monitoring within the Company.

The current ERM framework leverages internal risk committees comprised of cross-functional leadership, which meet regularly to evaluate and prioritize risk in the context of the Company's Velocity Growth Plan, with further escalation to our CEO or Board as appropriate. Our Board exercises oversight of the ERM framework, both as a full Board and through its standing Committees, which are comprised solely of independent Directors, except the Executive Committee. An important element of our Board's oversight involves regular interaction among our Board and senior leadership regarding the Company's risk exposures and mitigation effects as they relate to the Company's business strategy, operations and values. Our Board also conducts an annual review of strategic and enterprise risks and considers, among other items, the Company's mitigation and overall strategy, competitive landscape, capital structure and succession planning.

Our Board's risk oversight process is further described as follows:

BOARD OF DIRECTORS

Annual Review of Strategic Risks

- Strategy
- Competitive landscape
- Capital structure
- Management succession planning

COMMITTEES

Primary Areas of Risk Oversight

AUDIT & FINANCE

- Financial reporting
- Internal controls
- Enterprise risk process
- Capital structure
- Treasury
- Compliance

GOVERNANCE

- Director selection
- Board succession
- Director compensation
- Governance structure

COMPENSATION

- Executive compensation
- Global compensation program and policies, including incentive plans

SUSTAINABILITY & CORPORATE RESPONSIBILITY

- Brand trust
- Sustainability

PUBLIC POLICY & STRATEGY

- Strategy
- Public policy
- Human capital management
- Cybersecurity and technology
- Tax planning

MANAGEMENT

Key Risk Responsibilities

- Design and execute risk management program
- Identify, analyze, mitigate and escalate risks
- Evaluate and prioritize risks into tiers, further escalating to our CEO and Board as appropriate
- Ongoing engagement with Committee Chairs on respective areas of primary risk oversight

As shown in the graphic, each of the Audit & Finance, Compensation, Governance, Public Policy & Strategy and Sustainability & Corporate Responsibility Committees are responsible for overseeing risks within their respective areas of accountability. Additionally, under the Committees' charters they have resources and access to outside advisors. For example, the Compensation Committee engaged Frederic W. Cook & Co., Inc. (FW Cook) to conduct a risk assessment on the Company's executive compensation programs. These Committees report to the full Board any risks that the Committees conclude may be reasonably likely to be significant to the Company and regularly update the full Board on their particular risk oversight activities. Our Board also may consider emerging or evolving risks as they arise, such as risks related to the COVID-19 outbreak, and may either meet as a full Board or assign risks to a Committee for continuing oversight.

More information about specific risks facing the Company are set forth in the Company's other SEC filings, including under the heading "Risk Factors and Cautionary Statement Regarding Forward-Looking Statements" in the Company's 2019 Annual Report on Form 10-K and in the Company's Current Report on Form 8-K filed on March 25, 2020.

Strategy Oversight

Our Board believes that a fundamental understanding of the Company's business, strategy and industry assists it in the effective discharge of its duties. As part of its oversight role, our Board reviews the Company's performance, including progress on the Velocity Growth Plan and related business accelerators.

Our Board also holds an annual strategy session with the Company's senior leadership team and other members of management who present our Board with important information about the Company's strategic priorities. In 2019, our Directors used this opportunity to travel to an international market (Argentina) for their strategy session. During that time, management presented an update on the Velocity Growth Plan and the related growth accelerators, and Directors engaged with the Company's largest developmental licensee. Additionally, in connection with our 2019 Annual Shareholders' Meeting, our Board traveled to Dallas, Texas, which afforded them the opportunity to meet with local management of one of the Company's U.S. field offices.

Our Board's engagement in the Company's business and exposure to issues important to the Company's strategy provides our Board with useful information that enhances its performance, particularly in today's ever-changing business environment. These experiences help inform and shape their perspectives and enable them to oversee more effectively the Company's strategy.

Management Succession Planning

Our Board regularly reviews short- and long-term succession plans for our CEO and other senior management positions. This process is designed to prepare the Company for both expected successions, such as those arising from anticipated retirements, as well as those occurring when executives leave unexpectedly, or due to death, disability or other unforeseen events.

In 2019, our Board appointed Christopher Kempczinski as President and CEO. Mr. Kempczinski succeeded Stephen Easterbrook, who separated from the Company in November 2019. In assessing possible CEO candidates, both in the course of regular succession planning and when considering unexpected transitions, the independent Directors identify the skills, experiences and attributes they believe are required to be an effective leader in light of the Company's global business strategies, opportunities and challenges. Our Board is confident that Mr. Kempczinski is the best leader to drive the Company's continued success. Having previously led the Company's U.S. business and overseen global strategy, business development and innovation, Mr. Kempczinski has the right mix of skills and experience to successfully lead the Company.

Also in 2019, our Board appointed Joseph Erlinger as President, McDonald's USA, with responsibility for approximately 14,000 McDonald's restaurants in the U.S., and Ian Borden as President, International, with oversight for all international markets within our International Operated and International Developmental Licensed Markets.

Our Board also regularly interacts with members of management who are possible candidates to succeed our CEO and other members of senior leadership to familiarize itself with the Company's strong talent pipeline.

Shareholder Engagement

Our Board and management team have developed a robust shareholder engagement program. Throughout the year, we engage with a significant and diverse portion of shareholders on topics of importance to both the Company and shareholders. In addition to discussing our business strategy and initiatives, we engage on other matters, such as governance practices, including Board composition, tenure and refreshment; executive compensation; human capital management; and environmental, social, and other sustainability topics such as climate change and protein sustainability. Over the last several months, there has been additional emphasis in our engagements related to our leadership transition following the termination of Stephen Easterbrook and appointment of Christopher Kempczinski as President and CEO.

Shareholder feedback received through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders, is reported to our Governance Committee and other relevant Committees periodically throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms, among others.

The following graphics illustrate elements of our ongoing shareholder outreach and engagement, as well as certain items that take place more specifically before, during and after our Annual Shareholders' Meeting:

SHAREHOLDER ENGAGEMENT

Q1

Before Annual Shareholders´ Meeting

- Discuss shareholder proposals with proponents, on case-by-case basis
- Publish Annual Report and Proxy Statement, highlighting recent Board and Company activities
- Engage shareholders and seek feedback on matters presented for their consideration

Q2

Annual Shareholders´ Meeting

- Engage directly with shareholders and other stakeholders
- Receive voting results for management and shareholder proposals

Q3

After Annual Shareholders´ Meeting

- Discuss voting results from Annual Shareholders' Meeting in light of existing governance and compensation practices, as well as feedback received from shareholders, and determine if any follow-up actions are appropriate
- Review corporate governance trends, recent regulatory developments and the Company's own corporate governance documents, policies and procedures to determine if any enhancements should be considered
- Determine topics for discussion during off-season shareholder engagement

Q4

Off-Season Engagement and Evaluation of Practices

- Engage with shareholders and other stakeholders regarding our Board, governance, executive compensation and sustainability practices to better understand investors' viewpoints and inform boardroom discussions
- Attend and participate in investor and governance-related events to learn about emerging trends or issues and further engage shareholders
- Evaluate potential changes to Board, governance or executive compensation practices in light of shareholder feedback and review of practices

Engagement Highlights

Since our last Annual Shareholders' Meeting, we have engaged with a global and diverse group of shareholders, including actively managed funds, index funds, union and public pension funds, and socially responsible investment funds. This group represented nearly 50% of our outstanding shares.

Focus Areas

- Leadership Transition
- Board Governance, Composition and Refreshment
- Business Strategy and Performance
- Executive Compensation
- Corporate Culture
- Climate Change and Other Sustainability Matters

Board's Response to Shareholder Proposals

Following the Annual Shareholders' Meeting, our Governance Committee considers the voting outcomes for management and shareholder proposals. In addition, our Governance Committee and other Board Committees, as appropriate, consider proposed courses of action in light of the voting outcomes of shareholder proposals under their oversight.

At the 2019 Annual Shareholders' Meeting, an advisory shareholder proposal requesting the ability for shareholders to act by written consent received support of approximately 42% of shares voted. The Company engaged with shareholders regarding our governance practices, among other topics as described above, as part of our shareholder engagement program. Our Governance Committee continues to believe that in light of the Company's ongoing commitment to shareholder engagement and robust governance practices, including the fact that the Company's current By-Laws provide shareholders a meaningful right to call special meetings, it is unnecessary to take steps to implement this proposal. Additionally, each time proposals on this topic have been presented to shareholders for a vote, the proposals received less than majority support, indicating that the holders of a majority of shares who voted on the proposals continue to support the Company's current governance practices.

Responsible Leadership

The Company's sustainability vision and initiatives are embodied in our Scale for Good platform, which establishes our commitment to global priorities that are aligned with our strategic objectives and designed to drive meaningful change in partnership with our franchisees and suppliers. Our Scale for Good priorities include beef sustainability, packaging and recycling, commitment to families, climate action and youth opportunity.

As one of the world's largest restaurant companies, we have the responsibility and opportunity to take action on some of the most pressing challenges in the world today and we embrace this opportunity to drive meaningful progress. We believe that delicious food can also be sustainable so we are using our Scale for Good to make this vision a reality including through our commitment to animal health and welfare, responsible sourcing and supporting farmers.

We are also committed to fostering workplaces where everyone is equally supported and empowered to realize their full potential. We launched our *Better Together: Gender Balance & Diversity* strategy with the aim to improve the representation of women at all levels of McDonald's, achieve gender equality in career advancement, and champion the impact of women on the business. In addition, we signed the UN Women's Empowerment Principles and began publishing our global gender representation data on our corporate website to further demonstrate our commitment to progress.

2019 Scale for Good highlights include:

BEEF SUSTAINABILITY

Our vision, reflected by our goals, is to lead a global movement for beef sustainability designed to accelerate industry progress, share knowledge and tools, promote flagship farmers, pioneer new practices and conserve forests in regions with identified deforestation risks where beef is produced. We recognize that responsible antibiotic use supports our vision for beef sustainability. Work is currently underway to establish baseline antibiotic usage across our top 10 beef sourcing markets in collaboration with farmers and our industry partners. These efforts will inform the setting of market-specific reduction targets that we expect to announce in 2020, and in 2022 we expect to report progress against those targets.

PACKAGING AND RECYCLING

The Company's packaging and recycling goals position McDonald's to help advance a circular economy and address growing public concerns about plastics. By 2025, our goals are:

- 100% of our guest packaging will come from renewable, recycled or certified sources; and
- To recycle guest packaging in 100% of McDonald's restaurants.

We understand that recycling infrastructure, regulations and consumer behaviors vary from city to city and country to country and plan to be part of the solution and help influence powerful change.

COMMITMENT TO FAMILIES

We established and are tracking global Happy Meal goals designed to offer more balanced meals, simplify ingredients, and provide a variety of offerings from recommended food groups. We are also helping to inspire a passion for reading through the distribution of books in our Happy Meal Readers Book Program, and through continuing our long-standing support to the Ronald McDonald House Charities.

CLIMATE ACTION

We are the first global restaurant company to address climate change by setting a 2030 target approved by the Science Based Targets initiative (SBTi). The Company's target involves collaboration with franchisees and suppliers to reduce greenhouse gas emissions from McDonald's restaurants, offices and supply chain. For example, in 2019, we announced our first-ever large-scale renewable energy commitments in the U.S. in the form of Virtual Power Purchase Agreements (VPPAs) for wind and solar projects in Texas, which will help provide renewable energy to the U.S. grid. We are engaging suppliers representing the majority of our food and packaging spend to report strategic progress via CDP Climate Change and Forests, and we are proud to be counted among CDP's Supplier Engagement leader board in 2019.

YOUTH OPPORTUNITY

In 2019, we furthered our global goal to reduce barriers to employment for young people by 2025, through pre-employment job readiness training, employment opportunities and workplace development programs. At the end of 2019, with 15 markets participating, McDonald's is well-positioned to achieve the 2025 goal.

For more information and progress highlights on the Scale for Good platform, see the Company's website at: *https://corporate.mcdonalds.com/corpmcd/scale-for-good/using-our-scale-for-good.html*.

Other Governance Policies and Principles

CORPORATE GOVERNANCE PRINCIPLES

Our Governance Committee regularly reviews the Company's Corporate Governance Principles and other governing documents and policies to confirm their appropriateness in light of the Company's current and expected long-term circumstances, as well as evolving practices. The Company's Corporate Governance Principles are available on our website at: *https://corporate.mcdonalds.com/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

CODE OF CONDUCT

Non-employee Directors must abide by the Company's Code of Conduct for the Board of Directors. Each year, our Directors confirm that they have read, and will comply with, the Code of Conduct for the Board of Directors. The Company's employees, including executive officers, are subject to the Company's Standards of Business Conduct. These codes are available on our website at: *https://corporate.mcdonalds.com/corpmcd/investors-relations/codes-of-conduct.html*.

MEETING ATTENDANCE

Directors are expected to attend all Board meetings and meetings of the Committees on which they serve, as well as the Annual Shareholders' Meeting. In 2019, our Board met seven times. As a group, our Directors who served in 2019 attended 96% of the total number of meetings of our Board and the respective Committees on which they served, and each Director attended 75% or more of such meetings. In addition, all Directors who stood for re-election in 2019 attended the 2019 Annual Shareholders' Meeting, except Paul Walsh, due to a commitment that was scheduled prior to his election to the Board.

EXECUTIVE SESSIONS

The independent Directors meet regularly in executive sessions, which, from time to time, include our CEO. An executive session is typically scheduled immediately before or after each regular Board meeting. At such sessions, our Chairman presides, except in such matters as may involve his re-election or compensation, or the Board's governance structure, in which case our Governance Committee Chair presides. Executive sessions are also regularly scheduled for Committee meetings, other than the Executive Committee, throughout the year.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Upon joining our Board, Directors participate in an orientation, including introductions to members of our senior management and information about our operations, performance, strategic plans, and corporate governance practices. In addition, members of senior management and other speakers are periodically invited to attend portions of Board and Committee meetings to provide updates on business and general industry trends, governance, regulatory, legal and financial matters.

Directors are also welcome to participate in continuing education programs to stay informed of developments in corporate governance and issues relating to the operation of public company boards. Directors also conduct periodic visits to our restaurants and, of course, are McDonald's customers. For more information on how Directors oversee and are informed on Company strategy, see page 32.

Director Compensation

Non-management Directors are compensated for their service on our Board; however, Directors who are Company employees do not receive any compensation for their service as a Director. The Governance Committee annually evaluates the compensation for non-management Directors. Consistent with this practice, in 2019, the independent compensation consulting firm FW Cook performed a comprehensive review of non-management Director compensation, including benchmarking director compensation at peer and similarly sized companies, using the same peer group as is used for executive compensation review and described in the CD&A portion of this Proxy Statement. Informed by the results of this review, our Governance Committee recommended, and our Board approved, a modest increase to the amounts received under the existing Director compensation program, as reflected in the following paragraph. The Board believes this increase will maintain the Company's competitive market position and best position the Company to attract new Director candidates and retain existing Directors.

Effective July 2019, our Director compensation consists of: (i) an annual cash retainer of $115,000 (a $5,000 increase); (ii) an annual grant of common stock equivalent units with a value of $185,000 (a $10,000 increase) under the Directors' Deferred Compensation Plan (Directors' Plan); (iii) an annual cash retainer fee of $30,000 for our Audit & Finance Committee Chair; and (iv) an annual cash retainer fee of $25,000 for each Director serving as Chair of the Compensation, Governance, Public Policy & Strategy or Sustainability & Corporate Responsibility Committees. Directors serving for a portion of the year receive prorated compensation. The Company further matches up to $10,000 of charitable contributions made annually by Directors to certain types of tax-exempt organizations.

Common stock equivalent units granted to non-management Directors are credited to an account in the Directors' Plan that reflects the gains, losses and dividends associated with a notional investment in our common stock. In addition, non-management Directors may defer all or a portion of their cash retainers in the form of additional common stock equivalent units under the Directors' Plan. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date the units are credited. Amounts credited are deferred until retirement from the Board or a date specified by the Director. A Director may elect that all or a portion of the credited stock equivalents be paid in a lump sum or equal annual installments over a period of up to 15 years, beginning after retirement from the Board. In the event of death, amounts are paid in a lump sum. All amounts paid from the Directors' Plan are paid in cash.

In recognition of his 24 years of service on the Board and his leadership that helped the Company maintain strong financial performance, the disinterested members of our Board awarded Mr. Hernandez annual compensation for his service as Chairman. In 2016, the Board elected Mr. Hernandez as its Chairman amidst a turnaround and at a time that our CEO was relatively new in position. Mr. Hernandez has been re-elected as our Chairman of the Board each year since 2016 due to his record of accomplishments as a leader of our Board, his extensive knowledge of the Company's operations and governance and his ability to mentor our CEOs. Mr. Hernandez has significant experience with Company strategy, business practices, and human capital management and he has facilitated strong independent Board oversight and fostered a proud Company culture during his tenure. In particular, during our recent CEO transition, Mr. Hernandez served as an invaluable resource to the Board, providing sound leadership in the boardroom during this critical period and working closely with management to execute our succession planning smoothly and effectively. He has and will continue to play a critical role in mentoring our new CEOs, as he has with our 8 CEOs since the time he joined our Board. For his service as Chairman, in May 2019, the disinterested members of the Board awarded Mr. Hernandez compensation of a $250,000 cash retainer and restricted stock units with a deemed grant date value of $250,000, which vest on the later of his retirement from the Board or the first anniversary of the grant date. The compensation for his Chairman role is unchanged since his appointment in 2016. This level of compensation highlights the significance of the Chairman's role at McDonald's, particularly through times of business turnaround, and Mr. Hernandez's unique qualifications, including his Board leadership and business strengths.

The following table summarizes the compensation received by each non-management Director serving in 2019:

Name	Fees earned or paid in cash ($)[1]	Stock awards ($)[2]	All other compensation ($)[3]	Total ($)
Lloyd Dean	112,269	179,575	697	292,541
Robert Eckert	137,269	179,575	10,697	327,541
Catherine Engelbert[4]	8,125	13,178	0	21,303
Margaret Georgiadis	112,269	179,575	10,697	302,541
Enrique Hernandez, Jr.	362,269	431,923	11,503	805,695
Jeanne Jackson[5]	53,407	68,562	0	121,969
Richard Lenny	127,379	179,575	10,697	317,651
John Mulligan	142,269	179,575	10,697	332,541
Sheila Penrose	137,269	179,575	10,697	327,541
John Rogers, Jr.	112,269	179,575	20,697[6]	312,541
Paul Walsh[7]	108,297	173,342	7,267	288,906
Miles White	137,269	179,575	10,697	327,541

(1) As described above, Directors may defer all or a portion of their fees earned in the form of additional common stock equivalent units under the Directors' Plan.

(2) Amounts in this column represent the aggregate grant date fair value of common stock equivalent units computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718) and granted to each non-management Director who served on the Board during 2019. As discussed above, this column also includes 1,277 restricted units granted to Mr. Hernandez in connection with his service as Chairman, with an aggregate grant date fair value of $252,348 computed in accordance with ASC 718. These restricted stock units shall be payable in either shares of the Company's stock or cash, at the Company's discretion.

(3) Represents the Company's matching gifts of charitable contributions to tax-exempt organizations for participating Directors that were received in 2019, a McDonald's gift card and nominal gifts received at the Board's annual strategy session in connection with a visit to the Argentina market.

(4) Ms. Engelbert joined the Board on December 6, 2019 and, therefore, received prorated compensation to reflect her service in 2019.

(5) Ms. Jackson did not stand for re-election at the 2019 Annual Shareholders' Meeting and received prorated compensation to reflect her service in 2019.

(6) Includes a 2018 charitable gift matched by the Company in 2019.

(7) Mr. Walsh joined the Board on January 14, 2019 and, therefore, received prorated compensation to reflect his service in 2019.

CUMULATIVE OUTSTANDING STOCK AWARDS AS OF DECEMBER 31, 2019

Name	Outstanding stock awards
Lloyd Dean	6,857
Robert Eckert	59,112
Catherine Engelbert	67
Margaret Georgiadis	5,506
Enrique Hernandez, Jr.	82,379
Jeanne Jackson*	72,972
Richard Lenny	34,593
John Mulligan	4,832
Sheila Penrose	26,824
John Rogers, Jr.	55,908
Paul Walsh	1,416
Miles White	16,237

* See Footnote 5. Amounts for Ms. Jackson are as of May 23, 2019.

EXECUTIVE COMPENSATION

PROPOSAL 2

Advisory Vote to Approve Executive Compensation

The Board recommends that you vote FOR this proposal.

Shareholders are being asked to approve, on an advisory basis, the compensation of the named executive officers for 2019, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis (CD&A), compensation tables, and related material disclosed in this Proxy Statement.

As fully described in the CD&A, the Company's executive compensation program supports the key elements of our business strategy and reflects our strong pay-for-performance alignment. Our program reflects industry best practices and includes a mix of annual- and long-term incentive plans with rigorous and objective performance goals for key metrics that drive business success and shareholder value.

In 2019, the Company continued to execute its customer-centric growth strategy, producing strong financial results over both the one- and three-year periods ending 2019, as described in our CD&A. This performance resulted in above target payouts under both our annual and long-term incentive plans consistent with our pay-for-performance philosophy. The Company's performance has driven an increase in shareholder value over both the one- and three-year periods.

For the reasons expressed above and discussed in more detail in the CD&A, the Board believes the Company's executive compensation program effectively motivates strong performance while balancing risk, thereby aligning the interests of executives with the interests of shareholders.

Although this vote is advisory and non-binding, the Board values the opinion of shareholders and the Compensation Committee will review the voting results as well as our ongoing dialogue with shareholders when considering future executive compensation decisions.

Consistent with the Company's past practice, we currently hold our Say on Pay vote annually and the next Say on Pay vote is expected to occur at our 2021 annual meeting of shareholders.

Compensation Committee Report

The Compensation Committee (the Committee) of the Board of Directors has reviewed and discussed the Company's Compensation Discussion and Analysis with McDonald's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Respectfully submitted,

The Compensation Committee

Richard Lenny, Chair
Lloyd Dean
John Rogers, Jr.
Paul Walsh

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes the Company's executive compensation program and provides insights into the Committee's process and rationale for implementing important compensation decisions during 2019 under our executive compensation program. To enable easier navigation of the information provided below, we have organized the disclosure into the following sections:

1 OUR 2019 YEAR IN REVIEW

LEADERSHIP TRANSITION

In November 2019, our Board appointed Christopher Kempczinski as President and Chief Executive Officer following Stephen Easterbrook's termination of employment by the Company without cause. With this change in leadership, we remain committed to the Velocity Growth Plan - our comprehensive, customer-centric growth strategy launched in 2017. In his prior roles as President, McDonald's USA and Executive Vice President - Global Strategy, Business Development and Innovation, Mr. Kempczinski was instrumental in the development of the Company's Velocity Growth Plan, which has enabled global growth and leadership. In addition, he is dedicated to upholding McDonald's rich heritage of serving our customers and driving value for our shareholders and other stakeholders. In connection with Mr. Kempczinski's appointment as President and CEO, his annual base salary was set at $1,250,000 and his target annual bonus opportunity was set at 170% of his annual base salary.

The Board also appointed Joseph Erlinger as President, McDonald's USA, with responsibility for approximately 14,000 McDonald's restaurants in the U.S., and Ian Borden as President, International, with oversight for all international markets within our International Operated and International Developmental Licensed Markets.

FINANCIAL PERFORMANCE

In 2019, the Company continued to execute the Velocity Growth Plan. This strategy establishes sustainable growth platforms grounded in critical insights around key customer segments. The design of the plan enables the Company to execute initiatives with speed, efficiency and impact, which is resonating with our customers. We targeted driving sustainable comparable sales and guest count growth in 2019 by focusing on the core of our business – our food, value and customer experience. The Company seeks to retain existing customers, regain those who visit less often, and convert casual customers to committed customers – while building on our investments in Experience of the Future (EOTF), digital capabilities and delivery. Our customers responded well to these initiatives and each of our global segments experienced strong sales and above-target operating income growth. In addition, our segments outside the U.S. also performed above target with respect to comparable guest count growth.

COMPENSATION PROGRAMS

The Company's executive compensation program supports the key elements of the Velocity Growth Plan and reflects strong pay-for-performance alignment, while maintaining the appropriate level of risk. Further, our program continues to reflect industry best practices, as informed by the advice of the Committee's independent advisor, Frederic W. Cook & Co., Inc. (FW Cook). We continue to believe our compensation program is appropriately aligned with our compensation guiding principles, as described herein.

SUSTAINED FINANCIAL PERFORMANCE*

5.9% increase in **COMPARABLE SALES**, reflecting positive comparable sales across all segments in 2019

75% 3-Year cumulative **TOTAL SHAREHOLDER RETURN** ending December 31, 2019*

13.1% 2017-2019 **CAGR**** **EPS GROWTH**

POSITIVE global comparable **GUEST COUNT GROWTH** in 2019

$9.1B **2019 OPERATING INCOME** (not growth)

$8.6B **RETURNED TO SHAREHOLDERS** through share repurchases and dividends in 2019

* The 3-Year Total Shareholder Return percentage is as reported on Bloomberg.com as of December 31, 2019.

** Compound Annual Growth Rate

2 NAMED EXECUTIVE OFFICERS

Our named executive officers (or NEOs*) for 2019 are listed below:

Christopher Kempczinski	President and Chief Executive Officer
Kevin Ozan	Executive Vice President and Chief Financial Officer
Joseph Erlinger	President, McDonald's USA
Jerome Krulewitch	Executive Vice President, General Counsel and Secretary
Ian Borden	President, International
Stephen Easterbrook	*Former* President and Chief Executive Officer
Silvia Lagnado	*Former* Executive Vice President and Chief Marketing Officer

* The titles above for our Named Executive Officers represent their current position with the Company. Please see the footnotes to our Summary Compensation Table beginning on page 53 for each NEO's role during fiscal year 2019.

3 COMPENSATION GUIDING PRINCIPLES

The Company maintains the following long-standing guiding principles: (i) pay for performance, (ii) drive business results and long-term shareholder value and (iii) pay competitively. These principles guide the design, implementation, and risk profile of our compensation programs in support of our business strategy.

Throughout the year, management engages in dialogue with a significant portion of our shareholder base on a variety of matters important to both the Company and its investors, including our executive compensation program (for more details see page 33). The Committee considers feedback received through direct discussions with investors, "Say on Pay" results and the voting results of any shareholder proposals related to our executive compensation program. Our compensation program continues to receive very strong shareholder support, receiving 94% support in 2019, and at least 93% support in each of the last five years.

FIRST PRINCIPLE: PAY-FOR-PERFORMANCE

Payouts to our executives vary based on performance against challenging targets. Our incentive plans are based on diverse strategic financial metrics that are aligned with our key measures of long-term sustainable growth. In 2019, we shifted comparable guest count growth from a modifier to a core metric in our short-term incentive plan (STIP) to further align with the Velocity Growth Plan's focus on attracting incremental customers.

We remain committed to a pay-for-performance culture that closely links compensation with performance, as evidenced by the pie chart to the right. As a result of our leadership transition, this chart represents the compensation attributable to the role of the CEO for 2019 (specifically, pro-rated salary and STIP for Messrs. Kempczinski and Easterbrook based on time as CEO, and the long-term incentive awards granted to Mr. Easterbrook in 2019).

In addition, for the NEOs other than the CEO who were employed at year end, approximately 79% of the target total direct compensation opportunity for 2019 was allocated to variable compensation that is dependent on Company performance.


Salary
9%
STIP
15%
PRSUs
38%
Options
38%

91%

91% of CEO's target direct compensation opportunity is performance-based**

** This chart uses ASC 718 grant-date fair values for equity awards granted in 2019.

2019 Key Financial Metrics*

- Operating income growth
- Comparable guest count growth
- Earnings per share (EPS) growth
- Return on Incremental Invested Capital (ROIIC)

* Operating income growth and comparable guest count growth were used in our STIP while the other metrics were used in the performance-based restricted stock units (PRSUs) granted in 2019.

SECOND PRINCIPLE: DRIVE BUSINESS RESULTS AND LONG-TERM SHAREHOLDER VALUE

While we believe it is important to reward success against short-term goals, our overall focus is on driving long-term shareholder value. The Committee regularly considers how the Company's compensation program is aligned with and supports current business strategy. The Committee's annual review of our executive compensation program confirmed that it is straightforward, holistic and incorporates multiple aspects of business performance in support of Company strategy. Further, to drive long-term value creation, we generally deliver approximately 75% of our CEO's compensation opportunity in the form of equity awards that vest over several years. Mr. Kempczinski's target total direct compensation is consistent with this breakdown in 2020, which will be his first full year as CEO.

INCENTIVE AWARDS – 2019 PAYOUTS

The Committee established meaningful stretch targets that were closely aligned with our annual and three-year business plans. Our Corporate STIP payout was above target (145.5%) due to strong operating income results across the world. The Company's robust multi-year performance (2017-2019) also resulted in a payout significantly above target (161.8%) for the PRSUs that vested in early 2020.

2019 CORPORATE STIP RESULTS


9.8%
200%
5.6%
127.4%
Actual
4%
100% (Target)
0%
0%
Operating
Income Growth
(over prior year)*
75%
2.5%
200%
1%
100% (Target)
1%
99.8%
Actual
0%
0%
Comparable
Guest
Count Growth
(over prior year)
25%
Core Metrics
14.6%
Actual
+25 points
12%
+25 points
0%
0 points (Target)
(16)%
-25 points
Delivery
Sales Growth
(over plan)
Modifier

2017-2019 PRSUs RESULTS


9%
5.67%
Actual
5%
(Target)
1%
Compound
Annual
Net Income
Growth*
>25%
Actual
25%
10%
ROIIC
Core Metrics
80-100
Actual
+20 points
80%
60-79
+10 points
40-59
0 points
20-39
-10 points
0-19
-20 points
Relative
TSR Percentile
vs S&P 500
Modifier

* The 2019 operating income target and the operating income and net income results above have been adjusted in accordance with the Committee's pre-established guidelines. Please see page 47 for further information regarding the Committee's guidelines and 2019 operating income adjustments.

THIRD PRINCIPLE: PAY COMPETITIVELY

It is critical to our success that our compensation opportunities attract, engage and motivate talented executives who will drive our business strategy. The Committee monitors the compensation practices of our peer group with whom we compete for talent. In addition, the Committee considers internal pay equity, as described below, when making executive compensation decisions.

4 COMPENSATION SETTING PROCESS

As discussed in the second guiding principle above, the Committee reviews our executive compensation program to ensure that it remains aligned with current business objectives and evolving best practices. The following highlights the Committee's annual review process.

Input from our compensation consultant	FW Cook reviews and provides input on overall compensation design and management's recommendations with respect to each of the NEOs at least annually.
Other considerations	The Committee considers peer data and market benchmarking pay data obtained from various sources, including Willis Towers Watson, Aon and Meridian Compensation Partners, LLC.
Role of management	Management provides the Committee with its perspectives on compensation matters. No member of management is involved in decisions regarding their own compensation.

Number of meetings:
Five throughout 2019

Agendas:
Determined by the Committee Chair with the assistance of our Chief People Officer

Attendees:
The Committee, members of management, including the Chief People Officer, as well as representatives from FW Cook, and when appropriate, other external professional advisors

The Committee Chair regularly reports to the Board following Committee meetings. Further, the Chair, along with the Chairman of the Board, lead the independent Directors in the evaluation of our CEO's performance. Based upon the results of this performance evaluation and informed by input from FW Cook and the Chief People Officer, the Committee reviews and approves CEO compensation.

INTERNAL PAY EQUITY

Our executive pay decisions are based on multiple criteria including individual performance and internal pay equity. Compensation opportunities reflect our executive officers' positions, responsibilities and tenures in position and are generally similar for executives who have comparable levels of responsibility (though actual compensation delivered may differ depending on relative performance). In addition, as circumstances warrant, we grant awards to executives outside of our core compensation structure in connection with their hiring, promotion or retention. These grants permit us to meet specific business objectives with minimum impact to long-term pay equity.

5 PERFORMANCE-BASED COMPENSATION METRICS

Our 2019 compensation program was comprised of both short- and long-term incentive awards, based on objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the graphic below.


STIP

75% OPERATING INCOME GROWTH

25% COMPARABLE GUEST COUNT GROWTH


Stock options

- SHARE PRICE


PRSUs

- EPS GROWTH
- ROIIC
- SHARE PRICE

The Committee takes a holistic approach to establishing performance targets under the Company's incentive compensation program.

- The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term and establishing realistic but rigorous targets.
- The Committee focuses on the need to motivate and retain executives, without encouraging excessive risk taking.

In setting these objective performance targets, the Committee considers the Company's financial objectives and the economic, industry and competitive environments.

6 PRIMARY ELEMENTS OF TOTAL DIRECT COMPENSATION

Annual Compensation

BASE SALARY

The Committee incorporates the following in determining salary levels: competitive considerations, scope of responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses. In early 2019, the Committee approved increases to the base salary of each of our NEOs to better align their compensation relative to comparable roles within our peer group, which are reflected in the Summary Compensation Table on page 53. In addition, each of Messrs. Borden, Erlinger and Kempczinski received a salary increase in connection with their respective promotions, with Messrs. Erlinger and Kempczinski's increases taking effect on November 1, 2019, and Mr. Borden's on January 1, 2020.

SHORT-TERM CASH INCENTIVE (STIP)

Our 2019 STIP rewards growth in annual operating income and comparable guest counts (our core metrics), which measure the success of the most important elements of our business strategy. Operating income growth requires the Company to balance increases in revenue with financial discipline to produce strong margins and a high level of cash flow. The Committee continues to believe that driving operating income growth remains the primary indicator of Company performance, therefore it applied a 75% weighting to this metric. Comparable guest count growth is weighted at 25% to promote the long-term health of our business and support income growth.

2019 STIP payouts also consider our delivery sales results, which are closely aligned with a key business strategy and encourages the continued transition of our delivery initiative from restaurant deployment to sales growth. As a single modifier, delivery sales can increase or decrease the payout opportunity range by up to 25 percentage points. There is no positive impact from the modifier, however, if the operating income growth payout factor is below 50%.

Individual STIP payouts are capped at 200% of target.

2019 STIP Target

The chart below provides operating income and comparable guest count growth necessary to achieve threshold, target and maximum payouts under 2019 STIP for Corporate (prior to adjustment based on the delivery sales modifier):

	Threshold	Target	Maximum
Consolidated annual operating income growth*	0%	4.0%	9.8%
Comparable guest counts growth	0%	1.0%	2.5%

* Payout percentage interpolated for results that fall between each of the performance levels specifically identified. The operating income target was adjusted as discussed on page 47.

Performance Versus 2019 STIP Target

The following table shows the operating income and comparable guest count targets and results under 2019 STIP for each of the segments. Although the underlying business momentum in the U.S remains positive, as a result of the completion of our refranchising strategy in 2018 and our U.S. EOTF strategy (specifically, lower gains on restaurant sales, higher depreciation expenses and the corresponding impact on Company's financial performance), the Committee determined that a negative operating income growth target for the U.S. business was advisable.

	Operating Income* (75% weighting)				Comparable Guest Counts (25% weighting)	
Dollars in millions	**Target 2019 operating income ($)**	**Target 2019 operating income growth over 2018 (%)**	**2019 adjusted operating income ($)**	**2019 adjusted operating income growth over 2018 (%)**	**Target 2019 comparable guest count growth (%)**	**Actual 2019 comparable guest count growth (%)**
Corporate	9,382	4.0	9,525	5.6	1.0	1.0
U.S.	3,944	(3.8)	4,075	(0.6)	0.0	(1.9)
International Operated Markets (IOM)	4,912	5.8	5,020	8.1	1.8	3.5
International Developmental Licensed Markets (IDL)	1,241	7.3	1,266	9.5	1.5	2.2

* The 2019 operating income target and results above have been adjusted in accordance with the Committee's pre-established guidelines. Please see page 47 for further information on the Committee's guidelines as well as 2019 STIP adjustments.

Individual 2019 STIP Payouts

The 2019 STIP target and actual payouts for the NEOs are shown in the table below. Please see the notes to the Grants of Plan-Based Awards table on page 55 for more information regarding the team factors applicable to each NEO as well as the impact of the modifiers on these payouts.

Named executive officer	Applicable team factor	Target STIP payment as percentage of salary (%)	2019 target STIP payout ($)	2019 STIP payout ($)	STIP payment as percentage of target (%)
Christopher Kempczinski*	U.S. (56%)	112	1,396,233	1,707,478	122.3
	Corporate (44%)				
Kevin Ozan	Corporate (100%)	100	850,000	1,236,750	145.5
Joseph Erlinger*	IOM (61%)	92	710,452	1,132,819	159.5
	U.S. (14%)				
	Corporate (25%)				
Jerome Krulewitch	Corporate (100%)	85	552,500	803,888	145.5
Ian Borden**	IDL (75%)	80	452,656	714,631	157.9
	Corporate (25%)				
Stephen Easterbrook***	Corporate (100%)	180	2,105,753	3,063,872	145.5
Silvia Lagnado****	Corporate (100%)	80	463,746	674,751	145.5

* In early 2019, the Committee determined to increase the STIP targets (compared to 2018) for each of Messrs. Kempczinski and Erlinger to remain competitive with pay levels at peer companies. The Committee increased the target from 90% to 100% for Mr. Kempczinski and from 80% to 90% for Mr. Erlinger. Effective November 1, 2019, their respective target bonus opportunity also increased upon promotion (to 170% in the case of Mr. Kempczinski and 100% in the case of Mr. Erlinger). As a result of these changes, their STIP payouts reflect blended metrics and targets as presented in the table above.

** Mr. Borden's 2019 STIP was not impacted by his promotion to President, International in late 2019. However, his target bonus opportunity for 2020 increased to reflect his additional responsibilities.

*** Mr. Easterbrook was terminated by the Company without cause on November 1, 2019. As a result, his STIP was reduced to reflect the portion of the year in which he was employed.

**** Ms. Lagnado separated from the Company on October 31, 2019. As a result, her STIP was reduced to reflect the portion of the year in which she was employed.

Long-Term Incentive Compensation

Components of 2019 Long-Term Incentive Compensation

Performance-based RSUs | Stock Options

Each component generally weighted equally

Performance-Based Restricted Stock Units

PRSUs provide the right to receive a share of McDonald's stock, subject to certain vesting requirements, and accrue dividend equivalent rights that are reinvested in additional PRSUs and earned in proportion to the percentage of PRSUs earned.

PRSUs granted in 2019 as part of the annual cycle will vest on the third anniversary of the grant date, subject to the Company's achievement of two key financial metrics, EPS growth and ROIIC. PRSUs are also subject to a modifier based on relative TSR over the 2019-2021 performance period. This balanced set of metrics encourages an increase in profitability and an efficient and effective use of capital, which will enhance shareholder value. Consistent with the Company's cash return to shareholders philosophy, EPS targets incorporate the planned level of share repurchases during the performance period. As a result, the Company's share repurchase activity has minimal impact on PRSU payouts. These awards also align the interests of our NEOs with those of our shareholders by delivering payouts in the form of Company stock.

Payout of the PRSUs is limited to 200% of the target award (calculated with a limit of 175% of target based on EPS and ROIIC, subject to a modifier of up to an additional 25% based on the Company's cumulative TSR vs. the S&P 500 Index over the performance period), plus any dividend equivalents earned on the PRSUs. The following graphic details the RSUs vesting calculation.

PRSUs granted in 2019 were, for the first time, subject to a cap of 100% of target if the Company's absolute TSR for the three-year performance period is negative (notwithstanding performance against the measures described above). This change supports our commitment to ensuring that the interests of executives are aligned with those of our shareholders.

2019-2021	Threshold	Target	Maximum
Compound annual EPS growth	3%	9%	13%
3-year ROIIC	15%	25%	25%

Cumulative TSR v. S&P 500 Index Modifier	
0 - 19%-ile	-25%
20 - 39%-ile	-12.5%
40 - 59%-ile	0%
60 - 79%-ile	+12.5%
80 - 100%-ile	+25%

In 2017, the Committee granted PRSUs to our executives, which were subject to compound annual net income growth, three-year ROIIC and Relative TSR over the 2017 to 2019 performance period. As both the Company's net income growth and ROIIC exceeded targets (adjusted for the exclusions discussed on page 47) and the Company's TSR was at the 80th percentile compared to the S&P 500 Index, please refer to page 42 for details, the PRSUs vested at 161.8% of the target amount in early 2020.

In addition to the PRSUs awarded as part of the annual grant cycle, from time to time, an executive may receive an RSU award as part of a new hire package or as a retention or promotional incentive. Such RSU awards may be either performance- or time-based. The Committee did not grant a retention or promotional award to an executive in 2019.

STOCK OPTIONS

Options granted to our NEOs have an exercise price equal to the closing price of our common stock on the grant date and a term of ten years. Options vest ratably over four years subject to continued service. Options provide value only if our share price increases, thereby closely aligning executive pay with shareholder interests. The Company's policies and practices regarding option grants, including the timing of grants and the determination of the exercise price, are described on page 52.

7 ADJUSTMENTS TO REPORTED RESULTS

In order to focus our executives on the fundamentals of the Company's underlying business performance, certain adjustments that are not indicative of ongoing performance may be approved for purposes of incentive-based compensation. Our goal is to align incentive payouts with underlying business results that our investors use to measure performance, as opposed to allowing special gains or losses from having a significant impact on payouts.

The Committee considers potential adjustments pursuant to pre-established guidelines, including materiality, to provide consistency in how the Committee views the business. The graphic below illustrates the three categories ("strategic", "regulatory" and "external") of items the Committee may exclude from financial results for purposes of determining incentive payouts. In addition, the Committee excludes the effects of foreign currency translation (either positive or negative) for purposes of incentive payouts since changes in foreign exchange rates may cause our reported results to appear more or less favorable than business fundamentals indicate.

The Committee may approve adjustments to reflect events in the prior period and/or the results achieved during the applicable performance period to account for items not indicative of underlying performance, in STIP and/or PRSUs. Individual adjustments may have positive or negative impact, and in any given year, aggregate adjustments may increase or decrease incentive payouts.

In establishing 2019 operating income threshold applicable to STIP, the Committee determined it was appropriate to exclude 2018 impairment and restructuring charges. This resulted in an increased threshold of operating income that was required to be achieved for an STIP payout to be earned. 2019 operating income thresholds did not include amounts related to any potential 2019 impairment charges because the associated transactions could not be predicted as to timing and amount. However, an expected gain on the planned sale of real estate assets in an international market was included in the target.

In determining 2019 operating income results for STIP awards, the Committee adjusted performance to account for each of the items identified in the graphic below. Total adjustments for Corporate were less than 2% of the Company's consolidated operating income for 2019.

2019 STIP ADJUSTMENTS

Category		Adjustments	Amount of Adjustment ($)*
STRATEGIC	Asset impairment and gains/losses related to strategic initiatives, including restructurings, acquisitions, divestitures and developmental licensee transactions	Net gain on sale of our former corporate headquarters • Corporate – $26 million gain • Corporate and US - $6 million loss	(20)
		Transactional asset impairment charges and related gains/losses, primarily associated with the purchase of a joint venture partner's interest in the India Delhi market (Corporate and IDL)	83
REGULATORY	Changes in tax or accounting law or regulations		—
EXTERNAL	Extraordinary, unforeseeable events, such as natural disasters or the impact of social or political unrest that are outside of management's control	Delay of a planned sale of real estate assets (Corporate)	112

* Pre-tax amounts in millions. The amounts in the table for each segment sum to the total adjustments identified below for the respective segment.

The following chart provides the net adjustment (other than for foreign currency translation), by segment, made to 2019 operating income for purposes of calculating STIP payouts.

Corporate	+ $175 million
U.S.	+ $6 million
International Operated Markets (IOM)	$0
International Developmental Licensed Markets (IDL)	+ $83 million

In determining net income and ROIIC results for 2017-2019 PRSU awards, the Committee adjusted performance consistent with the above pre-established guidelines, excluding the benefit provided by the 2017 U.S. Tax Cuts and Jobs Act as well as adjustments made to STIP awards relevant for this performance period. In the aggregate, the Committee's adjustments decreased 2017-2019 PRSU payouts.

8 OTHER COMPENSATION ELEMENTS

Retirement Savings Arrangements

We believe a competitive retirement program contributes to the recruitment and retention of top executive talent. We do not have any supplemental executive retirement plans. NEOs participate in the same tax-qualified defined contribution retirement savings plan and non-tax qualified deferred compensation retirement plan that is applicable to U.S.-based employees, except Mr. Borden who participates in the Company's Canadian retirement program.

Perquisites and Other Benefits

The Company provides certain limited perquisites to NEOs, including a car allowance, financial planning, physical examination (which are also available for the NEOs' spouses), life insurance and matching charitable donations. The safety and security of our employees is a priority for the Company; accordingly, we provide risk-based executive security for select NEOs. As an additional security measure, the CEO is encouraged to use the Company's aircraft for personal use, subject to the Company's policy regarding reimbursement. The Company does not provide any tax gross-ups on perquisites.

NEOs also participate in all the broad-based benefit and welfare plans available to Company staff in general. The Company maintains a Global Assignee Policy covering all employees and eligible family members who are on international assignments. The policy provides certain relocation and expatriate benefits, which are intended to equalize cost of living differences between the home and assignment country as well as to facilitate the transition associated with an international assignment. During 2019, Messrs. Borden and Erlinger received benefits under this policy. In addition, as a result of Mr. Erlinger's promotion to President, McDonald's USA, he received incremental benefits in order to facilitate his transition back to the U.S.

Please refer to footnote 4 to the Summary Compensation Table on page 54 for additional details on the costs of the benefits provided to the NEOs.

Severance and Change in Control Arrangements

The Company has a U.S. severance plan that covers all U.S-based officers, including our NEOs, except Mr. Borden. Benefits under the U.S. severance plan are described under "Potential Payments Upon Termination of Employment or Change in Control" starting on page 59. In the event of Mr. Borden's departure, he may be entitled to receive payments and benefits, as required by local law.

The Company does not have any change in control agreements. Further, we do not provide for any single-trigger change of control benefits or Section 280G tax gross-up payments.

9 2020 CHANGES TO COMPENSATION PROGRAM

STIP

The Committee's review of our incentive programs confirmed overall alignment with our compensation guiding principles. However, in order to better align our STIP with our business goals and shareholder interests, for 2020, the Company has added Systemwide sales growth as a core metric. Systemwide sales reflects sales across all McDonald's restaurants (including conventional franchisee and developmental licensee sales), and they are the basis on which we calculate franchised revenue, which is important in a franchise business as income generation is closely correlated to sales growth. The Committee also removed the delivery sales modifier, which was effective in 2019 at accelerating delivery sales but is now embedded in our business plans.

The weighting of our performance metrics for 2020 STIP will be operating income growth at 50%, comparable guest count growth at 25% and Systemwide sales growth at 25%. These three performance measures will focus executives on the most important aspects of Company performance and the Committee believes the mix of 2020 metrics appropriately balances top and bottom line measures to motivate our executives to drive sustainable and profitable growth.

Personal Use of Corporate Aircraft

The Company reviewed its policy on reimbursement for personal use of the Company's aircraft and determined that beginning in 2020 it would require reimbursement for the full aggregate incremental cost after the Company's incremental cost reaches a predetermined amount. The Company believes this approach manages costs while allowing the Company to benefit from the enhanced security and accessibility afforded by private air travel. The Company intends to continue to monitor and consider how the aircraft is being used to determine the appropriate amount of personal use prior to requiring full reimbursement.

10 EXECUTIVE DEPARTURES

Stephen Easterbrook

On November 1, 2019, Mr. Easterbrook was terminated by the Company without cause. Mr. Easterbrook entered into a separation agreement documenting his receipt of the benefits provided for under the Company's Officer Severance Plan as well as his equity award agreements. These benefits include a severance payment, a pro-rata STIP payout as well as continued vesting of a portion of his outstanding stock options and a pro-rata portion of his PRSUs, subject to the achievement of the performance goals, as detailed under "Potential Payments Upon Termination of Employment or Change in Control" starting on page 59. In exchange for these benefits, Mr. Easterbrook agreed to a release of claims as well as various restrictive covenants, including nonsolicitation of employees and non-interference with business partners for two years post-termination and perpetual confidentiality and nondisparagement covenants. In addition, the separation agreement contains a two-year post-termination noncompetition covenant, which is six months longer and more expansive in scope than those to which Mr. Easterbrook had previously agreed.

Silvia Lagnado

On October 31, 2019, Ms. Lagnado separated from the Company and entered into an agreement documenting her receipt of severance benefits provided for under the Company's Officer Severance Plan as well as her equity award agreements, plus an additional amount of $30,000 to cover storage and other costs incidental to her separation. Ms. Lagnado agreed to a release of claims as well as various restrictive covenants, including an 18-month noncompete and nonsolicitation agreement, and perpetual confidentiality and nondisparagement covenants. Please refer to "Potential Payments Upon Termination of Employment or Change in Control" starting on page 59 for more details.

11 COMPENSATION POLICIES AND PRACTICES

Policy Regarding Management´s Stock Ownership

The Company maintains stock ownership requirements because it believes executives will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. The Committee reviews compliance with these stock ownership requirements annually. Based on the most recent annual evaluation, all NEOs are in compliance.

Executives have five years to achieve their required ownership level. This five-year period restarts when an executive is promoted to a position with a higher ownership requirement. In response to shareholder feedback, the Company enhanced its policy to require executives who are not on track to meet his or her ownership requirements following the third year (of the five-year period) to retain 50% of the net after-tax shares received upon an RSU award vesting. If an executive has not achieved the requisite stock ownership within five years, they must retain 100% of the net after-tax shares received upon the vesting of an RSU award and/or a stock option exercise until the required ownership level is attained. The following table illustrates our stock ownership requirements.

Stock ownership requirements	Multiple of salary
President & CEO	●●●●●● 6x
Other NEOs	●●●● 4x

Policy Regarding Prohibition on Pledging and Hedging

The Company has adopted restrictions that prohibit executives and Directors from engaging in pledging and/or derivative transactions to hedge the economic risk associated with their Company stock ownership. Further, executives and Directors may not enter into an agreement that has the effect of transferring or exchanging economic interest in any award.

Independent Compensation Consultant

The Committee has the sole authority to retain and dismiss an independent compensation consultant and has engaged FW Cook as its consultant. FW Cook also assists the Board in compiling and summarizing the results of Board and Director evaluations and advising on Director compensation. Consistent with its Charter, the Committee regularly considers FW Cook's independence. In 2019, the Committee concluded that FW Cook is independent and that its work for the Committee did not raise any conflicts of interest. Management may not engage the Committee's consultant for any purpose.

Peer Companies

Consistent with our goal of providing competitive compensation to incentivize and retain executive talent, we review total direct compensation compared to levels at peer companies that we believe are reflective of our business. When we set executive compensation targets, we use the market median for each compensation element as a reference point; however, we do not specifically target any element of compensation at the market median.

Annually, based on input from FW Cook, the Committee selects a peer group comprised of companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. Although we strive for year-over-year continuity for our peer group, in 2018, the Committee, with the assistance of FW Cook, updated the peer group that applied for establishing 2019 compensation based on objective criteria to ensure a representative peer

group. In identifying the Company's peer group, the Committee considered the Company's industry classification (under the S&P's Global Industry Classification Standard), the revenues and market capitalization of potential peer companies as well as peers of peers, among other criteria. The highlighted companies below were added for 2019, and we removed the companies noted below.

3M Company
Best Buy Co., Inc.
Carnival Corporation
The Coca-Cola Company
Colgate-Palmolive
FedEx Corporation
General Mills, Inc.
Johnson & Johnson
Kellogg Company
Kimberly-Clark Corporation
The Kraft Heinz Company
Lowe's Companies, Inc.
Marriott International, Inc.
Mondeléz International, Inc.
NIKE, Inc.
PepsiCo
The Procter and Gamble Co.
Starbucks Corporation
Target Corporation
Walgreens-Boots Alliance, Inc.
Walmart Inc.
Yum! Brands, Inc.

Companies Removed From Peer Group

Dunkin Brands Group, Inc.
The Home Depot, Inc.
Restaurant Brands International, Inc.
The Walt Disney Company
The Wendy's Company

The following table compares McDonald's size and performance to that of our peer group.(1)

	McDonald's	Percentile	Rank
Revenues (most recent fiscal year)	$21,077	32%	16 of 23
Market Capitalization (12/31/19)	$148,819	73%	7 of 23
Systemwide sales (most recent fiscal year)	$100,178	91%	3 of 23
1-year TSR (12/31/19)	13.97%	27%	17 of 23
3-year TSR (12/31/19)	74.84%	73%	7 of 23
5-year TSR (12/31/19)	142.18%	95%	2 of 23

(1) Revenues and Systemwide sales information is for the most recent fiscal year available and market capitalization and TSR data is as of December 31, 2019. Amounts provided for revenues, market capitalization and Systemwide sales are in millions.

Clawbacks and Forfeiture Provisions

The Company's STIP awards and equity grant agreements for executives provide that the Company may terminate awards and/or recapture previously paid awards if a participant engages in willful fraud that: (i) causes harm to the Company or (ii) is intended to manipulate performance goals either during employment, or after employment has terminated. Furthermore, executives are required to have executed restrictive covenants as a condition to receiving equity awards. An executive who violates the restrictive covenants to which he or she is subject will forfeit outstanding equity awards, whether or not vested, and may be required to repay awards that have previously been paid.

The Company's equity grant agreements also contain a repayment/forfeiture provision that triggers repayment of any benefits received in connection with such grants as may be required to comply with (i) New York Stock Exchange listing standards adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the Securities and Exchange Commission adopted thereunder, and (ii) similar rules under the laws of any other jurisdiction, as well as pursuant to any policies adopted by the Company to implement such requirements, in all cases to the extent determined by the Company to be applicable to the award recipient.

Risk and Compensation Programs

Our compensation program is designed to mitigate the potential for rewarding excessive risk-taking that may produce short-term results that appear in isolation to be favorable, but which, in fact, may undermine the successful execution of our long-term business strategy and erode shareholder value. In particular, our executive compensation program seeks to provide an appropriate balance of short-term and long-term incentives. Our incentive program incorporates performance metrics related to various measures of operational performance. By diversifying the time horizons and the applicable performance metrics of our incentives, we seek to mitigate the risk of significant compensation payments based on accomplishments in one area that may have a negative consequence for our business.

In 2019, FW Cook reviewed the Company's global incentive compensation programs, including both broad-based programs and its executive compensation programs, taking into consideration the factors described above. Based on this review, the Committee agreed with FW Cook's assessment that the risks arising from its compensation program are not reasonably likely to have a material adverse effect on the Company.

Policies and Practices Regarding Equity Awards

The Company does not grant equity awards when in possession of material non-public information. The Company generally makes broad-based equity grants at approximately the same time each year following our release of full-year financial results, however, the Company may choose to make equity grants outside of the annual broad-based grant (e.g., as part of a new hire package or as a retention or promotional incentive). Stock options may be granted only with an exercise price at or above the closing market price of the Company's stock on the date of grant.

Compensation Tables

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by our NEOs in 2019, and, to the extent required, 2018 and 2017.

Name and principal position (a)	Year (b)	Salary ($)(c)[(1)(5)]	Stock awards ($)(e)[(2)]	Option Awards ($)(f)[(3)]	Non-equity incentive plan compensation ($)(g)[(5)]	All other compensation ($)(i)[(4)(5)]	Total ($)(j)[(5)]
Christopher Kempczinski* President and Chief Executive Officer	2019	867,500	1,250,129	1,250,022	Annual: 1,707,478	154,026	5,229,155
	2018	725,000	2,500,183	1,000,005	Annual: 336,869	116,283	4,678,340
	2017	675,000	843,479	846,103	Annual: 813,291	120,846	3,847,453
					Long-term: 548,734		
					Total: 1,362,025		
Kevin Ozan Chief Financial Officer	2019	841,667	1,625,078	1,625,011	Annual: 1,236,750	128,072	5,456,578
	2018	791,667	1,450,043	1,450,015	Annual: 808,800	149,727	4,650,252
	2017	741,667	1,204,846	1,208,724	Annual: 1,145,250	160,166	5,474,378
					Long-term: 1,013,725		
					Total: 2,158,975		
Joseph Erlinger* President, McDonald's USA	2019	712,500	850,088	850,022	Annual: 1,132,819	1,232,877	4,778,306
	2018	587,500	750,055	750,009	Annual: 794,880	1,075,292	3,957,736
Jerome Krulewitch General Counsel and Secretary	2019	642,500	850,088	850,022	Annual: 803,888	104,923	3,251,421
Ian Borden* President, International	2019	561,329	750,078	750,003	Annual: 714,631	470,856	3,246,897
Stephen Easterbrook Former President and Chief Executive Officer	2019	1,163,718	6,125,006	6,125,005	Annual: 3,063,872	954,805	17,432,406
	2018	1,341,667	5,750,104	5,750,009	Annual: 2,456,730	577,606	15,876,116
	2017	1,300,000	5,301,249	5,318,329	Annual: 3,473,925	743,905	21,761,052
					Long-term: 5,623,644		
					Total: 9,097,569		
Silvia Lagnado Former Chief Marketing Officer	2019	575,667	850,088	850,022	Annual: 674,751	114,038	3,064,566
	2018	665,000	750,055	750,009	Annual: 541,896	148,014	2,854,974
	2017	636,333	1,238,665	604,362	Annual: 781,824	123,098	3,973,663
					Long-term: 589,381		
					Total: 1,371,205		

* Effective November 2019, Mr. Kempczinski was appointed the Company's President and CEO, and Mr. Erlinger was appointed President, McDonald's USA. Effective December 2019, Mr. Borden was appointed President, International.

(1) Reflects increases in base salary that took effect during 2019. Annual base salaries as of December 31, 2019 for those named executives still employed with the Company as of that date were as follows: Messrs. Kempczinski: $1,250,000; Ozan: $850,000; Erlinger: $775,000; Krulewitch: $650,000; and Borden: $565,820 (CAD 735,000).

(2) Represents the aggregate grant date fair value of performance-based restricted stock units (PRSUs) granted under the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (2012 Plan) based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods of PRSUs, as computed in accordance with Accounting Standards Codification (ASC) 718. Values are based on the closing price of the Company's common stock on the grant date. PRSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of EPS, ROIIC, and a relative TSR modifier over the performance period (as described on pages 46 and 47). For the first time in 2019, the PRSUs were subject to a cap of 100% of target if the Company's absolute TSR for the three-year performance period is negative. The fair value of PRSUs that include the TSR modifier is determined using a Monte Carlo valuation model.

This also includes, for Mr. Kempczinski in 2018, a grant of special 9,507 RSUs, which are service based, and which vest in full on the third anniversary of the date of grant. Additional information is disclosed in the Grants of Plan-Based Awards table on page 55 and the Outstanding Equity Awards at 2019 Year-End table starting on page 56.

A more detailed discussion of the assumptions used in the valuation of RSU awards (including PRSUs) may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 44 and 53 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

(3) Represents the aggregate grant date fair value of options granted under the 2012 Plan, excluding the effect of estimated forfeitures during the applicable vesting periods of options, as computed in accordance with ASC 718. Options have an exercise price equal to the closing price of the Company's common stock on the grant date, vest in equal installments over a four-year period and are subject to the 2012 Plan, as applicable. Values for options granted in 2019 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 18.94%; an expected annual dividend yield of 2.66%; a risk-free return of 2.54%; and expected option life based on historical experience of 5.77 years. Additional information about options is disclosed in the Grants of Plan-Based Awards table on page 55 and the Outstanding Equity Awards at 2019 Year-End table starting on page 56. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 44 and 53 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

(4) "All other compensation" for 2019 includes the Company's contributions to the McDonald's Corporation 401(k) Plan (401k Plan) and Deferred Compensation Plan, except for Mr. Borden, who participates in our Canadian retirement plan, as follows:

Christopher Kempczinski	$ 72,262
Joseph Erlinger	$ 90,443
Kevin Ozan	$ 99,028
Jerome Krulewitch	$ 69,744
Ian Borden	$ 10,481
Stephen Easterbrook	$ 217,227
Silvia Lagnado	$ 69,463

The amounts in this column also include the following categories of perquisites: car allowance; financial planning; annual physical examinations for the executives and their spouses; executive security (for select executives); matching charitable donations; Company-paid life insurance; and personal use of the Company's aircraft by the CEO, with a net cost to the Company in 2019 for Mr. Easterbrook of $717,993 and for Mr. Kempczinski of $49,645 (as more fully described on page 49, beginning in 2020, the Company requires full reimbursement of costs associated with personal use once the Company's cost reaches a predetermined threshold). In 2019, our policy required the CEO to use the Company's aircraft for all air travel and requires the CEO reimburse the Company on all personal travel (in accordance with Federal Aviation Administration regulations). In certain circumstances, the CEO may permit other executives to use the aircraft for personal travel or to be joined by their spouses on the aircraft for business travel. The Company does not provide any tax gross-ups on the perquisites described above.

The incremental cost of perquisites is included in the amount provided in the table and based on actual charges to the Company, and for corporate aircraft includes fuel, on-board catering, landing/handling fees, maintenance costs and crew costs attributable to personal flights and excludes fixed costs, such as pilot salaries and the cost of the aircraft. In accordance with Company policy, any executive who is permitted per the above to use the Company's aircraft for personal use reimbursed the Company for a portion of personal use of the corporate aircraft, calculated as the lower of (i) amount determined under the Code based on two times the standard industry fare level rate per person or (ii) 200% of the actual fuel cost, plus any excise tax amounts.

Because Messrs. Erlinger and Borden were based overseas in 2019, the amount in this column includes certain benefits in connection with their international assignments including: Company-provided housing (in the amount of $344,270 and $253,458 for each of Messrs. Erlinger and Borden respectively, which includes: rent, rental furniture, utilities, lease renewal fees and council tax); a cost-of-living adjustment (in the amount of $73,229 for Mr. Borden); children's tuition payments (in the amount of $100,044 and $47,616 for Messrs. Erlinger and Borden respectively); a family allowance; a global banking allowance; global health insurance, shipment of household goods; home leave travel; relocation allowance and assistance; departure services; tax preparation services; and tax equalization (in the amount of $535,106 for Mr. Erlinger).

The amount paid to Ms. Lagnado includes payments in connection with her separation, including storage fees and other administrative costs.

(5) Certain amounts were paid in non-US currency. In these cases, when the information is available, the amounts reported reflect the exchange rate on the date the respective payments were made, and when the information is not available, the amounts reported reflect the average monthly exchange rate.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Plan	Grant date (b)	Estimated future payouts under non-equity incentive plan awards[(1)] Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Estimated future payouts under equity incentive plan awards[(2)] Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	All other stock awards: number of shares of stock or units (#)(i)	All other option awards: number of securities underlying option (#)(j)	Exercise or base price of option awards ($/Sh) (k)	Grant date fair value of stock and option awards ($)(l)[(3)]
Christopher Kempczinski	2019 STIP	2/13/2019	0	1,396,233	2,792,466							
	Equity Plan[(4)]	2/13/2019				0	6,975	13,950				1,250,129
	Equity Plan[(5)]	2/13/2019								48,829	174.15	1,250,022
Kevin Ozan	2019 STIP	2/13/2019	0	850,000	1,700,000							
	Equity Plan[(4)]	2/13/2019				0	9,067	18,134				1,625,078
	Equity Plan[(5)]	2/13/2019								63,477	174.15	1,625,011
Joseph Erlinger	2019 STIP	2/13/2019	0	710,452	1,420,904							
	Equity Plan[(4)]	2/13/2019				0	4,743	9,486				850,088
	Equity Plan[(5)]	2/13/2019								33,204	174.15	850,022
Jerome Krulewitch	2019 STIP	2/13/2019	0	552,500	1,105,000							
	Equity Plan[(4)]	2/13/2019				0	4,743	9,486				850,088
	Equity Plan[(5)]	2/13/2019								33,204	174.15	850,022
Ian Borden	2019 STIP	2/13/2019	0	452,656	905,312							
	Equity Plan[(4)]	2/13/2019				0	4,185	8,370				750,078
	Equity Plan[(5)]	2/13/2019								29,297	174.15	750,003
Stephen Easterbrook	2019 STIP	2/13/2019	0	2,105,753	4,211,506							
	Equity Plan[(4)]	2/13/2019				0	34,174	68,348				6,125,006
	Equity Plan[(5)]	2/13/2019								239,258	174.15	6,125,005
Silvia Lagnado	2019 STIP	2/13/2019	0	463,746	927,492							
	Equity Plan[(4)]	2/13/2019				0	4,743	9,486				850,088
	Equity Plan[(5)]	2/13/2019								33,204	174.15	850,022

(1) Each of the NEOs received an annual cash award under the STIP. Columns (d) and (e) show the target and maximum awards they could have earned. Actual STIP payouts are in column (g) of the Summary Compensation Table. STIP awards for 2019 were established based on a percentage of salary. STIP measures performance initially determined based on growth in operating income (75%) and comparable guest counts (25%). See the Compensation Discussion and Analysis at pages 44-47 for a discussion of operating income targets, as adjusted for certain exclusions, and comparable guest counts targets. Upon achievement of sufficient core metric growth, a single delivery sales modifier for 2019 was applied. The maximum STIP payout is 200% of target.

(2) All of the NEOs received two types of equity awards: PRSUs (see columns (f), (g), (h) and (l)) and options (see columns (j), (k) and (l)).

(3) The values in this column for PRSUs and options were determined based on the assumptions described in footnotes 2 and 3, respectively, to the Summary Compensation Table.

(4) The PRSUs vest on February 13, 2022, subject to achievement of 3-year compound annual EPS growth of at least 3% and 3-year ROIIC of at least 15%. If EPS growth is at or above the 3% threshold, a relative TSR modifier can impact final payouts by up to plus or minus 25 percentage points. The maximum payout is 200% of target. However, if absolute TSR for the three year period is negative the maximum payout is 100% of target. These PRSUs also provide for dividend equivalent rights. See page 47 for more information.

(5) For details regarding options, refer to footnote 3 to the Summary Compensation Table.

2019 STIP

The target STIP awards, the team factors (including the impact of the modifiers), and the final payouts for the NEOs in 2019 are summarized below:

Name	Target STIP award (% of salary)	Applicable team factor(s)	Team factor(s) before application of modifiers (% of target award)	Impact of modifiers (% added or subtracted)	Final STIP award ($)[1]
Christopher Kempczinski	112	U.S. (56%)	125.9	(21.9)	1,707,478
		Corporate (44%)	120.5	25.0	
Kevin Ozan	100	Corporate (100%)	120.5	25.0	1,236,750
Joseph Erlinger	92	IOM (61%)	152.5	25.0	1,132,819
		U.S. (14%)	125.9	(21.9)	
		Corporate (25%)	120.5	25.0	
Jerome Krulewitch	85	Corporate (100%)	120.5	25.0	803,888
Ian Borden	80	IDL (75%)	137.0	25.0	714,631
		Corporate (25%)	120.5	25.0	
Stephen Easterbrook	180	Corporate (100%)	120.5	25.0	3,063,872
Silvia Lagnado	80	Corporate (100%)	120.5	25.0	674,751

(1) These amounts are also reflected in column (g) of the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2019 YEAR-END

	Option awards				Stock awards			
Name (a)	Number of securities underlying unexercised options exercisable (#)(b)[1]	Number of securities underlying unexercised options unexercisable (#)(c)[1]	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#)(g)[2]	Market value of shares or units of stock that have not vested ($)(h)[3]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(i)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(j)[3][4]
Christopher Kempczinski	9,291	0	112.11	11/12/2025				
	26,277	26,276	128.09	3/8/2027				
	10,505	31,512	157.79	2/19/2028	9,982	1,972,607		
	0	48,829	174.15	2/13/2029			20,602	4,071,169
Kevin Ozan	11,329	0	94.89	2/12/2024				
	36,320	0	97.15	3/16/2025				
	53,541	17,847	116.73	2/11/2026				
	37,538	37,538	128.09	3/8/2027				
	15,232	45,693	157.79	2/19/2028				
	0	63,477	174.15	2/13/2029			28,653	5,662,171
Joseph Erlinger	7,377	0	94.89	2/12/2024				
	8,324	0	97.15	3/16/2025				
	5,890	1,963	116.73	2/11/2026				
	13,514	13,514	128.09	3/8/2027				
	7,879	23,634	157.79	2/19/2028				
	0	33,204	174.15	2/13/2029			13,342	2,636,425
Jerome Krulewitch	9,309	0	94.00	2/13/2023				
	10,012	0	94.89	2/12/2024				
	10,594	0	97.15	3/16/2025				
	10,709	3,569	116.73	2/11/2026				
	13,514	13,514	128.09	3/8/2027				
	7,879	23,634	157.79	2/19/2028				
	0	33,204	174.15	2/13/2029			13,342	2,636,425

Name (a)	Option awards: Number of securities underlying unexercised options exercisable (#)(b)[1]	Number of securities underlying unexercised options unexercisable (#)(c)[1]	Option exercise price ($)(e)	Option expiration date (f)	Stock awards: Number of shares or units of stock that have not vested (#)(g)[2]	Market value of shares or units of stock that have not vested ($)(h)[3]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(i)[4]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(j)[3][4]
Ian Borden	4,149	0	75.93	2/9/2021				
	5,948	0	100.05	2/8/2022				
	5,320	0	94.00	2/13/2023				
	5,796	0	94.89	2/12/2024				
	7,264	0	97.15	3/16/2025				
	12,851	4,283	116.73	2/11/2026				
	13,514	13,514	128.09	3/8/2027				
	6,566	19,695	157.79	2/19/2028				
	0	29,297	174.15	2/13/2029			11,942	2,359,802
Stephen Easterbrook	50,444	0	97.15	11/1/2022				
	71,388	71,388	116.73	11/1/2022				
	165,167	165,164	128.09	11/1/2022				
	60,400	181,197	157.79	11/1/2022				
	0	179,444	174.15	11/1/2022			72,163	14,260,130
Silvia Lagnado	20,814	0	98.92	10/31/2021				
	19,275	6,425	116.73	10/31/2021				
	0	18,768	128.09	10/31/2021				
	0	15,756	157.79	10/31/2021				
	0	16,602	174.15	10/31/2021			8,427	1,665,259

(1) In general, options expire on the tenth anniversary of grant. For details regarding customary equity treatment upon termination, see the section on Potential Payments Upon Termination of Employment or Change in Control beginning on page 59.

(2) PRSUs are typically granted to our NEOs subject to performance-based vesting conditions, but from time to time, we grant service-based awards. In 2018 Mr. Kempczinski received a grant of 9,507 shares of service-vested RSUs (which have dividend equivalent rights), as reflected in columns (g) and (h), and which vest on February 19, 2021.

(3) Calculated by multiplying the number of shares covered by the award by $197.61, the closing price of Company stock on the New York Stock Exchange on December 31, 2019, the last trading day in 2019.

(4) Reflects unvested PRSUs that are scheduled to be paid out as follows if the targets are met:

Named executive officer	Vesting date	Number of performance-based RSUs
Christopher Kempczinski	03/08/2020	6,832*
	02/19/2021	6,628
	02/13/2022	7,142
Kevin Ozan	03/08/2020	9,759*
	02/19/2021	9,610
	02/13/2022	9,285
Joseph Erlinger	03/08/2020	3,514*
	02/19/2021	4,971
	02/13/2022	4,857
Jerome Krulewitch	03/08/2020	3,514*
	02/19/2021	4,971
	02/13/2022	4,857
Ian Borden	03/08/2020	3,514*
	02/19/2021	4,142
	02/13/2022	4,285

Named executive officer	Vesting date	Number of performance-based RSUs
Stephen Easterbrook**	03/08/2020	39,361*
	02/19/2021	23,142
	02/13/2022	9,660
Silvia Lagnado**	03/08/2020	4,338*
	02/19/2021	2,882
	02/13/2022	1,207

* Represents the target number of PRSUs awarded, as a result of the Company's performance during the 2017 - 2019 performance period, 161.8% of these PRSUs vested.

** The number of PRSUs that may vest have been prorated to reflect the portion of the service period in which the executive was employed with the Company.

OPTION EXERCISES AND STOCK VESTED - FISCAL 2019

	Option awards		Stock awards	
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)	Number of shares acquired on vesting (#)(d)	Value realized on vesting ($)(e)
Christopher Kempczinski	27,875	2,316,300	9,662	1,682,637
Kevin Ozan	30,930	3,028,609	18,559	3,232,050
Joseph Erlinger	21,683	2,223,857	1,178	205,278
Jerome Krulewitch	18,384	1,773,339	3,213	559,544
Ian Borden	4,149	564,140	4,456	776,012
Stephen Easterbrook	0	0	74,232	12,927,503
Silvia Lagnado	26,649	2,017,459	6,683	1,163,844

NON-QUALIFIED DEFERRED COMPENSATION - FISCAL 2019

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(1)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)(2)
Christopher Kempczinski	393,996	55,462	191,268	0	1,429,504
Kevin Ozan	95,933	82,228	516,104	0	4,719,949
Joseph Erlinger	293,720	73,643	394,080	0	2,241,749
Jerome Krulewitch	61,769	52,944	564,522	0	4,556,105
Ian Borden*	—	—	—	—	—
Stephen Easterbrook	200,427	200,427	19,543	0	2,143,368
Silvia Lagnado	651,149	52,663	605,424	0	3,544,625

* Mr. Borden is not eligible to participate in the Company's non-qualified deferred compensation plan.

(1) Represents salary deferrals which are also reported as compensation for 2019 in the Summary Compensation Table.

(2) Includes the following aggregate amounts reported in the Summary Compensation Table in prior years:

Christopher Kempczinski	$ 805,441
Kevin Ozan	$1,161,220
Joseph Erlinger	$ 250,746
Jerome Krulewitch	$ 0
Ian Borden	$ 0
Stephen Easterbrook	$1,686,347
Silvia Lagnado	$1,100,259

DEFERRED COMPENSATION PLAN

The Company's Deferred Compensation Plan (Deferred Plan) is a non-tax qualified, unfunded deferred compensation retirement plan that allows NEOs and certain highly compensated staff employees to: (i) make tax-deferred contributions from their salary and STIP awards; and (ii) receive Company matching contributions, in excess of the Internal Revenue Service (IRS) limits under the Company's 401k Plan.

At the time of deferral, participants must elect how and when they will receive distributions. Participants can elect from the following distribution options: (i) lump-sum in-service distributions; (ii) lump-sum distributions upon separation from service, or (iii) installment payments upon separation from service. Installment payments can be paid over 5, 10 or 15 years. Distributions upon a separation from service are delayed for six months following the participant's separation.

Deferrals are nominally invested in investment options selected by participants and are credited with a rate of return based on the investment option(s) selected (net of expenses that apply to the Deferred Plan). The investment options are currently based on returns of the 401k Plan's Capital Preservation Fund, Large Cap Equity Index Fund, and the Company's Common Stock Fund.

SUPPLEMENTAL PROFIT SHARING AND SAVINGS PLAN

Prior to the adoption of the Deferred Plan, the Company's Supplemental Profit Sharing and Savings Plan (Supplemental Plan) allowed participants to defer compensation in excess of the IRS limits that applied to the 401k Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives, as well as Company contributions on deferrals of salary and STIP payouts. At the end of 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Deferred Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments.

Distributions may commence in the year following termination or any later date and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan balance is paid out in cash in the calendar year following termination. In-service and hardship withdrawals are permitted subject to certain conditions.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

Our NEOs are entitled to certain payments and benefits in connection with a termination of employment or change in control followed by termination of employment, as described below. The post-termination arrangements for Mr. Easterbrook and Ms. Lagnado, who separated from the Company on November 1, 2019 and October 31, 2019, respectively, are also discussed on page 62.

TERMINATION OF EMPLOYMENT

Cash Severance

Messrs. Kempczinski, Ozan, Erlinger, and Krulewitch are entitled to receive severance benefits under the McDonald's Corporation Officer Severance Plan (Severance Plan) upon a termination of their employment by the Company without cause, and each of Mr. Easterbrook and Ms. Lagnado received the benefits to which they were entitled under the Severance Plan upon their separation from service on November 1, 2019 and October 31, 2019, respectively.

The applicable benefits under the Severance Plan consist of a lump-sum payment with respect to severance pay, based on final salary and a continued subsidy of medical, dental and vision benefits. Amounts are based on position and length of service. In addition, in a covered termination, each eligible NEO would receive prorated STIP payments based on actual performance (and paid at the same time payments are made to other participants), unused sabbatical leave, and transitional assistance. Payments would be delayed for six months following termination of employment to the extent required under Code Section 409A.

The value of the benefits that would have been payable to eligible NEOs under the Severance Plan, assuming a covered termination of employment on December 31, 2019, are set forth below.

Name	Salary continuation ($)	Benefit continuation ($)	Other (sabbatical and transition assistance) ($)[(1)]	Total ($)
Christopher Kempczinski	625,000	7,592	25,000	657,592
Kevin Ozan	719,231	4,613	155,769	879,613
Joseph Erlinger	506,731	28,167	25,000	559,898
Jerome Krulewitch	425,000	10,064	25,000	460,064

Based on the payments to which the NEO is entitled as a result of ceasing to be employed with the Company in 2019. Mr. Borden is not entitled to any severance benefits as the result of a separation from service beyond any notice requirements and separation pay required under Canadian law.

(1) Includes eligible sabbatical time for Mr. Ozan.

Stock Options

In the case of certain termination events (including retirement and termination by the Company without cause) generally the options continue to become exercisable on the originally scheduled dates and remain exercisable for an extended post-termination exercise period (the full term of the option in the case of retirement and for a lesser period in the case of termination by the Company without cause), as applicable. In order to receive this treatment, a NEO must agree to certain restrictive covenants and a release of claims in favor of the Company. If a NEO terminates employment as a result of death or disability, the options vest upon termination and remain exercisable for three years following their termination of employment. If a NEO violates a restrictive covenant following termination, the Company may cancel any outstanding options. Further, if a NEO terminates employment for any reason other than death or disability, all options granted in the last four months are forfeited upon termination. If a NEO does not qualify for the favorable treatment described above upon a termination of employment, generally unvested options are forfeited and vested options remain outstanding and exercisable for 90 days. In the event of a termination for cause, all options are immediately forfeited.

Performance-based RSUs

In the case of certain termination events (including retirement and termination by the Company without cause), generally NEOs are entitled to full or pro rata vesting with respect to their unvested PRSUs, subject to satisfying the applicable performance criteria. Upon termination, PRSUs and any related dividend equivalents are not accelerated, except in the case of death or disability. In order to receive such vesting, a NEO must agree to certain restrictive covenants and a release of claims in favor of the Company. Further, if a NEO terminates employment for any reason other than death or disability, all PRSUs granted in the last 4 months and any related dividend equivalents are forfeited upon termination. Upon termination for death or disability, the performance conditions are waived and 100% of the award immediately vests. As the number of PRSUs that vest is based, in part, on the Company's actual performance through the performance period, we are unable to calculate hypothetical values that would have been realized by our NEOs upon termination of employment on December 31, 2019.

A pro rata portion of Mr. Kempczinski's service-vested RSUs and any related dividend equivalents accelerates in the event the Company terminates his employment without cause, and the full award vests in the event of his death or disability. Based on the closing price of the Company's common stock on December 31, 2019, the value of the accelerating service-based RSUs held by Mr. Kempczinski would have equaled $1,260,357 had his employment been terminated by the Company without cause as of that date.

CHANGE IN CONTROL

The Company does not have any change in control agreements. However, a change in control may trigger certain rights under the Severance Plan and the 2012 Plan if employment is terminated.

A "change in control" is generally defined in the 2012 Plan as either (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

Cash Severance upon a Change in Control

Had a change in control occurred in 2019, Messrs. Kempczinski, Ozan, Erlinger, Krulewitch, and Easterbrook and Ms. Lagnado would have been entitled to payments under the Severance Plan as described above in the event their employment was terminated and they otherwise qualify for the payments and benefits thereunder.

Treatment of Equity Awards upon a Change in Control

Under the 2012 Plan, upon a change in control, outstanding unvested options, RSUs (including PRSUs) will be replaced by equivalent awards based on publicly-traded stock of the successor entity. The replacement awards will vest and become exercisable or paid out, as applicable, if the grantee's employment is terminated for any reason other than cause within two years following the change in control. In addition, if employment is terminated other than for cause within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (e.g., because the acquirer does not have publicly-traded securities) or if the Committee so determines, vesting will be accelerated. RSUs (including PRSUs) would vest (with PRSUs vesting at target) and be paid out upon a Code Section 409A change in control; otherwise, RSUs (including PRSUs) would be paid out on the originally scheduled payment date or, if earlier, on the NEO's death, disability or termination of employment, subject to any required delay under Code Section 409A. Terminations initiated by the NEO will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2019, and either (i) the outstanding options and RSUs (including PRSUs) held by the NEOs could not be replaced or (ii) the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the 2012 Plan and Code Section 409A: (i) options would have become fully vested, exercisable and free of restrictions; and (ii) RSUs (including PRSUs) would have vested (PRSUs at target) and been paid out immediately. The awards held by the NEOs as of December 31, 2019, are set forth in the Outstanding Equity Awards at 2019 Year-End table starting on page 56.

The table below summarizes the value of the change in control payments that the NEOs could have received based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 31, 2019 and (ii) in the case of RSUs (including PRSUs), the target number of shares, multiplied by the closing price of the Company's common stock on December 31, 2019. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there was no change in control, the amounts shown would have vested over time, subject to continued employment and, with respect to the PRSUs, subject to performance-based vesting conditions.

Name	Stock options (closing price on 12/31/19 minus exercise price) ($)	RSUs (target number of shares multiplied by closing price on 12/31/19) ($)	Total ($)
Christopher Kempczinski	4,227,044	6,043,777	10,270,821
Kevin Ozan	7,361,773	5,662,171	13,023,944
Joseph Erlinger	2,818,332	2,636,425	5,454,757
Jerome Krulewitch	2,948,226	2,636,425	5,584,651
Ian Borden	2,757,465	2,359,802	5,117,267

POST-TERMINATION ARRANGEMENTS FOR MR. EASTERBROOK AND MS. LAGNADO

In connection with his termination on November 1, 2019, Mr. Easterbrook was entitled to a separation payment in the amount of $700,000, a continued subsidy of health benefits in the amount of $2,516, and outplacement services in the amount of $25,000. In addition, he was entitled to a pro-rated 2019 STIP of $3,063,872. In connection with her separation on October 31, 2019, Ms. Lagnado was entitled to a separation payment in the amount of $348,000 and a continued subsidy of health benefits in the amount of $6,726. In addition, she was also entitled to a pro-rated 2019 STIP of $674,751 and a payment in the amount of $30,000 to cover storage and other costs incidental to her separation. In accordance with the terms of their outstanding equity awards, (i) Mr. Easterbrook's options that would have vested within the three years following his termination of employment will continue to vest in accordance with their regular schedule and will remain exercisable for three years, (ii) Ms. Lagnado's options that would have vested within the two years following her termination of employment will continue to vest in accordance with their regular schedule and will remain exercisable for two years, and (iii) Mr. Easterbrook's and Ms. Lagnado's PRSUs were pro-rated to reflect the portion of the performance period in which they were employed, and will remain outstanding and subject to their original performance-based vesting schedule.

DEFERRED COMPENSATION

Following separation from service for any reason, the NEOs will receive distributions from their accounts under the Deferred Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 59.

Additional Compensation Matters

PAY RATIO

2020 Pay Ratio

McDonald's is committed to a strong pay-for-performance culture that stresses paying compensation based on performance in order to closely align the interests of executives with those of shareholders. In setting CEO compensation, we strive to ensure that over 90% of our CEO's total target direct compensation opportunity is subject to performance against the Company's robust objective targets. Over the past four years, McDonald's has revitalized its brand and business, successfully completing a transition from turnaround to growth and experiencing 18 consecutive quarters of global comparable sales growth.

On November 1, 2019, Christopher Kempczinski succeeded Stephen Easterbrook as the Company's President and Chief Executive Officer. As the Company had two CEO's during 2019, for purposes of calculating the pay ratio, we combined the compensation that each of Messrs. Kempczinski and Easterbrook earned during their time served as CEO (60 days for Mr. Kempczinski and 305 days for Mr. Easterbrook). Specifically, we prorated the respective amounts of 2019 salary, annual bonus and all other compensation by the portion of the year in which they served as CEO, applying the increased salary and annual bonus awarded to Mr. Kempczinski in connection with his promotion. Mr. Easterbrook's equity awards were included in full, as he was in the role of CEO on the annual grant date. Based upon this calculation method, the CEO's 2019 total compensation was $18,012,549, resulting in a ratio of 1,939:1.

Median Employee Methodology

In 2019, the Company identified its median employee for purposes of the pay ratio disclosure by annualizing one month's total gross wages for its employees (other than the CEO) located in markets across the globe who were employed on October 1, 2019. The Company considered all full-time, part-time, seasonal and temporary workers employed on such date. Our methodology was straightforward and transparent; we did not exclude employees or make any adjustments to compensation. Our median employee for 2019 (a part-time restaurant crew employee located in the United Kingdom) had 2019 total compensation of $9,291.

AUDIT & FINANCE COMMITTEE MATTERS

PROPOSAL 3

Advisory Vote to Approve the Appointment of Ernst & Young LLP as Independent Auditor for 2020

The Board recommends that you vote FOR this proposal.

The Audit & Finance Committee is directly responsible for the appointment, compensation, retention, evaluation and termination of the independent external audit firm. The Committee has appointed Ernst & Young LLP (Ernst & Young) as the Company's independent external audit firm for 2020. In executing its responsibilities, the Committee engages in a thorough annual evaluation of Ernst & Young's qualifications, past performance and continuing independence. Among other things, the Committee is informed by the results of a comprehensive assessment survey undertaken by senior financial personnel from the Company's headquarters and largest global markets, and discusses opportunities for improvement with the lead audit partner. The Committee has sole authority to approve all engagement fees to be paid to Ernst & Young. In assessing independence, the Committee reviews the fees paid, including those related to both audit and non-audit services, and annually reviews compliance with the Company's Hiring Policy for Employees of External Audit Firm and Its Affiliates. The Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Committee members present, which provides the opportunity for continuous assessment of Ernst & Young's effectiveness and independence and for considering alternative audit firms.

Ernst & Young or its predecessor, Arthur Young & Company, has been retained as the Company's external audit firm continuously since 1964. In accordance with SEC rules and Ernst & Young policies, the firm's lead engagement partner rotates every five years. The Audit & Finance Committee and its Chair are directly involved in the selection of Ernst & Young's lead engagement partner.

The Audit & Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young as the Company's independent external audit firm for 2020 is in the best interests of the Company and its shareholders, and are therefore asking shareholders to again approve this annual appointment. A representative of the firm is expected to attend the Annual Meeting and will be available to answer shareholders' questions and have the opportunity to make a statement. If shareholders do not approve the appointment of Ernst & Young, the Audit & Finance Committee will reconsider the appointment. After such reconsideration, the Committee may exercise its discretion to select another auditor or retain Ernst & Young, if it determines such retention to be in the best interests of the Company and shareholders. Even if shareholders approve the appointment of Ernst & Young, the Committee may select another independent auditor if it determines it to be in the best interests of the Company and shareholders.

The Board of Directors recommends that shareholders vote FOR the appointment of Ernst & Young LLP as independent auditor for 2020.

Audit & Finance Committee Report

The role of the Audit & Finance Committee is to assist the Board in fulfilling its responsibility to oversee the Company's financial reporting process. Management is primarily responsible for the Company's financial statements, including the Company's internal control over financial reporting. Ernst & Young LLP (Ernst & Young), the Company's independent auditor, is responsible for performing an audit of the Company's annual consolidated financial statements in accordance with generally accepted accounting principles and for issuing a report on those statements. Ernst & Young also reviews the Company's interim financial statements in accordance with applicable auditing standards. The Audit & Finance Committee oversees the Company's financial reporting process and internal control structure on behalf of the Board. The Audit & Finance Committee met regularly with Ernst & Young and the head of internal audit, both privately and with management present, during 2019.

In fulfilling its oversight responsibilities, the Audit & Finance Committee reviewed and discussed with management and Ernst & Young the audited and interim financial statements, including Management's Discussion and Analysis, included in the Company's Reports on Form 10-K and Form 10-Q.

In connection with its review of the Company's annual consolidated financial statements, the Audit & Finance Committee also discussed with Ernst & Young other matters required to be discussed with the auditor under applicable standards of the Public Company Accounting Oversight Board (PCAOB), as modified or supplemented (communication with audit committees), and those addressed by Ernst & Young's written disclosures and its letter provided under the applicable requirements of the PCAOB, as modified or supplemented (independence discussions with audit committees).

The Audit & Finance Committee is responsible for the engagement of the independent auditor and appointed Ernst & Young to serve in that capacity during 2019 and 2020. In that regard, the Audit & Finance Committee reviewed Ernst & Young's independence from the Company and management, including Ernst & Young's written disclosures described above.

Based on the reviews and discussions referred to above, the Audit & Finance Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, for filing with the SEC.

Respectfully submitted,

The Audit & Finance Committee*
John Mulligan, *Chair*
Lloyd Dean
Margaret Georgiadis
Sheila Penrose**

* Ms. Engelbert was appointed to the Audit & Finance Committee effective March 1, 2020 and therefore is not listed as an Audit & Finance Committee member participant for the purposes of Audit & Finance Committee Report on matters related to fiscal year 2019.

** Ms. Penrose no longer serves on the Audit & Finance Committee effective March 1, 2020 but is listed on this Audit & Finance Committee Report as a member of the committee at the time the matters in this report were discussed.

Policy for Preapproval of Audit and Permitted Non-Audit Services

The Audit & Finance Committee has a policy for the preapproval of all audit and permitted non-audit services to be provided by Ernst & Young to the Company. The Audit & Finance Committee may preapprove engagements on a case-by-case basis or on a class of service basis if the relevant services are predictable and recurring.

Preapprovals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these preapprovals, the Audit & Finance Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Any audit or permitted non-audit service that is not included in a preapproved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be preapproved on an individual basis. Preapproval of any individual engagement may be granted not more than one year before commencement of the relevant service. Preapprovals of services that may be provided over a period of multiple years must be reviewed for renewal each year.

The Chief Accounting Officer monitors services provided by Ernst & Young and overall compliance with the preapproval policy. The Chief Accounting Officer reports periodically to the Audit & Finance Committee about the status of outstanding engagements, including actual services provided and associated fees, and must promptly report any noncompliance with the preapproval policy to the Chair of the Audit & Finance Committee.

In accordance with the policy, all services provided to the Company by Ernst & Young in 2019 and 2018 were preapproved by the Audit & Finance Committee.

The policy is available on the Company's website at: *http://corporate.mcdonalds.com/content/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

Auditor Fees and Services

The following table presents fees paid for professional services rendered for the audit of the Company's annual financial statements for 2019 and 2018 and fees paid for other services provided by Ernst & Young in those years:

Dollars in millions	**2019**	**2018**
Audit fees[1]	$ 8.9	$ 9.8
Audit-related fees[2]	0.5	0.4
Tax fees:		
Compliance	2.4	2.1
Planning/advisory	0.7	0.2
Tax reform	–	0.8
Total tax fees:	3.1	3.1
Total	$12.5	$13.3

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.

(2) Fees for employee benefit plan audits and certain attestation services not required by statute or regulation.

AMENDED AND RESTATED EQUITY PLAN

PROPOSAL 4

Vote to approve the Company's Amended and Restated 2012 Omnibus Stock Ownership Plan

The Board recommends that you vote FOR this proposal.

The Board of Directors (the Board) is requesting that shareholders vote in favor of amending and restating the McDonald's Corporation 2012 Omnibus Stock Ownership Plan (the 2012 Plan), which would extend the 2012 Plan for an additional ten years from the date of the 2020 Annual Shareholders' Meeting, among other changes described below. If this proposal is approved, the term of the Amended and Restated 2012 Omnibus Plan (the Amended & Restated Plan) will extend to 2030. If not approved, the 2012 Plan will continue in effect until its termination in 2022. Also, as described below, shareholder approval which would result in an estimated $1 million of annual tax savings for French law purposes. **We are not seeking an increase in the number of shares of the Company's common stock available for equity awards under the Amended & Restated Plan or for changes to the way in which these shares are counted. The Amended & Restated Plan would continue to use the currently available shares in the manner previously approved by shareholders under the 2012 Plan.**

The 2012 Plan is the Company's sole active plan for granting equity awards to eligible employees and non-employee directors. The Board believes that the approval of the Amended & Restated Plan is in the best interests of shareholders and the Company, as equity awards granted under the 2012 Plan help to attract, retain and motivate talented employees and non-employee directors, align employee and shareholder interests, tie compensation to Company performance, and reinforce a corporate culture that encourages employee stock ownership. In 2019, approximately 3,300 employees were eligible for awards and approximately 2,900 received awards under the 2012 Plan, of approximately 205,000 employees of the Company. In addition, the Company may from time-to-time grant equity to our Non-Executive Chairman in consideration for his service as Chairman.

In February 2020, the Compensation Committee of the Board approved the Amended & Restated Plan and, upon recommendation from the Governance Committee, the Board directed that it be submitted for shareholder approval. The Board recommends that shareholders vote FOR approval of the Amended & Restated Plan.

The following summary of major features of the Amended & Restated Plan is qualified in its entirety by reference to the actual text of the Amended & Restated Plan, which is included as Exhibit A to this Proxy Statement. A copy of the Amended & Restated Plan is also available on our website at *www.investor.mcdonalds.com* and on the Securities and Exchange Commission's (SEC) website at *www.sec.gov*, where it is an exhibit to the electronic version of this Proxy Statement. We will provide you with a copy without charge if you call Shareholder Services at 1-630-623-7428, or email us at *shareholder.services@us.mcd.com*. Copies will also be available at the Annual Shareholders' Meeting.

KEY CHANGES

Extension of the Expiration Date to May 21, 2030. The 2012 Plan is currently scheduled to expire on June 1, 2022, and we are requesting an extension of the expiration date to May 21, 2030. We are not asking that additional shares of common stock be made available or for changes to the way in which shares used under the plan are counted. The Amended & Restated Plan will continue to use the available shares previously approved by shareholders under the 2012 Plan.

Deletion of the Provisions Relating to Section 162(m) of the Internal Revenue Code of 1986, as amended. The 2012 Plan contained provisions enabling awards to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. Due to the repeal of that exception in the Tax Cuts and Jobs Act of 2017, these provisions have been deleted in the Amended & Restated Plan.

French Tax-Qualified RSUs. Pursuant to French law, US companies are permitted, but not required, to grant French tax-qualified restricted stock units (French RSUs), which provide for more favorable income tax and social tax treatment for both French employers and their employees than the current non-qualified restricted stock unit (RSU) awards granted by the Company. Changes to the income tax and social tax treatment of French RSUs were implemented into French law in December 2017. To benefit from the most recent French-qualified income tax and social tax regime, French law provides that grants of French RSUs must be made under a plan that has been approved by stockholders after December 31, 2017. We are not proposing any changes in the Amended & Restated Plan in order to grant French RSUs, as the 2012 Plan already authorizes the Compensation Committee to implement such changes, including adopting a sub-plan, to comply with French RSU requirements. However, because shareholders have not approved the 2012 Plan since May 2012, shareholder approval of this Proposal and the Amended & Restated Plan would enable us to satisfy this requirement and to grant French RSUs under the latest French tax regime, which would result in an estimated $1 million of annual tax savings. The Committee will not, however, be obligated to grant French RSUs and may grant RSUs that are not considered French RSUs.

PURPOSE

The Amended & Restated Plan is an important part of our pay-for-performance compensation strategy. The Amended & Restated Plan is important to attract, retain and motivate highly qualified individuals and to ensure compensation is aligned with both Company performance and the interests of our shareholders.

GENERAL INFORMATION

The Amended & Restated Plan provides for the granting of non-qualified stock options, restricted stock units, stock bonuses, dividend equivalents and other stock-based awards (collectively, Awards). The Company has generally granted non-qualified stock options, restricted stock units and dividend equivalents under the 2012 Plan, and the Compensation Committee expects to continue to grant non-qualified stock options, restricted stock units and dividend equivalents under the Amended & Restated Plan, although it may consider granting other types of Awards as described in this proposal and as provided for in the full text of the Amended & Restated Plan. Awards may be granted under the Amended & Restated Plan to any employee (including officers) or non-employee director of the Company or any of its subsidiaries.

COMMON STOCK AVAILABLE

The total shares available under the 2012 Plan is 56 million and we are not asking for additional shares. As of December 31, 2019, approximately 26.5 million shares remained available for grants of Awards. Common stock issued under the Amended & Restated Plan may be treasury shares or newly issued shares. The Company generally intends to use treasury shares purchased through its share repurchase program for Awards. As of December 31, 2019, 914,311,874 shares of common stock were held in treasury, and an additional $15.0 billion in share repurchases remained authorized. The closing price for the common stock on December 31, 2019 was $197.61.

AWARDS UNDER THE 2012 PLAN

Stock options. The Amended & Restated Plan provides that the per-share option price cannot be less than 100% of the fair market value of a share of the common stock on the grant date. The Committee expects to continue to grant this type of Award under the Amended & Restated Plan. Payment of the option price may be made in cash, through the exchange of common stock, or through a broker-assisted exercise.

The Committee determines when and how an option may be exercised, and establishes its maximum term, which may not be greater than 10 years. Generally, an option may not be exercisable within one year after its grant date.

Restricted stock units (RSUs). The Amended & Restated Plan provides for the grant of RSUs. The Committee expects to continue to grant this type of Award. RSUs are generally similar to restricted stock awards, though instead of issuing actual shares at the time of grant, the units are settled at or after the time they vest by the delivery of the appropriate number of shares of common stock, or of cash equal to the then-value of those shares, depending upon the terms of the Award. Unless and until RSUs are settled with actual shares, the participant does not have the rights of a shareholder, although he or she may be entitled to dividend equivalents, if the Award so provides.

The Amended & Restated Plan provides that RSUs and other stock-based awards, the value of which is based on the full value of a share of stock, and, except as described below in respect of the Bonus Shares (representing less than 5% of the available share reserve authorized for issuance under the Plan), will be subject to a minimum vesting requirement of one year (subject to accelerated vesting upon certain terminations of employment and upon a change in control, as described below) if the award vests based solely on continued employment. The Committee cannot waive this requirement.

Bonus Shares. The Committee may grant stock bonuses or incentives to eligible employees other than executive officers under the Amended & Restated Plan, which are not subject to the minimum vesting requirements described above to provide for additional flexibility in granting awards. These shares are expected to be granted in limited instances. The maximum number of shares available for this form of Award is 1,000,000 over the life of the Amended & Restated Plan.

Other stock-based awards. The Amended & Restated Plan provides that the Committee may grant other stock-based awards, which would include Awards other than options, stock appreciation rights, RSUs, or restricted stock, the value of which is based on or otherwise related to the common stock, on terms and conditions specified by the Committee. The Amended & Restated Plan specifies that if the value of another stock-based award is based on the excess of the fair market value of a share of common stock on the date the value is determined over the Award's exercise or grant price, the per-share exercise or grant price for such an Award may not be less than 100% of the fair market value of a share of common stock on the date of grant.

Dividend equivalents. The Amended & Restated Plan provides for dividend equivalents, a form of stock-based award representing the right to receive cash or shares of common stock measured by the dividends payable with respect to specific shares of common stock or a number of shares. Dividend equivalents may be granted as part of another Award.

PLAN ADMINISTRATION

The Amended & Restated Plan will be administered by one or more committees appointed by the Board of Directors, currently the Compensation Committee. Our Compensation Committee meets the SEC's short-swing trading requirements. Committee members must also be independent under applicable listing standards. The Committee may delegate certain of its administrative responsibilities, and its powers may also be exercised by or delegated by the full Board.

The Committee has the authority, subject to the Amended & Restated Plan, to administer the Amended & Restated Plan, including the right to: approve the persons to whom, and the times when, Awards are to be granted, as well as the type, size and terms of such Awards and to modify such grants; interpret the Amended & Restated Plan; accelerate the exercisability of, and waive the restrictions and conditions applicable to, Awards; and extend the time during which Awards may be exercised (but not beyond 10 years).

AMENDMENT AND TERMINATION

The Amended & Restated Plan and Awards may be amended by the Board or the Committee, subject to shareholder approval if required by applicable listing requirements. The Amended & Restated Plan provides that shareholder approval is required for any amendment that would result in the reduction of the option price of any option, except for the adjustments described below. The Amended & Restated Plan provides that amendments may not adversely affect outstanding Awards without the consent of the affected grantees, unless the amendment does not materially decrease the value of the Award or is made to comply with applicable law, stock exchange rules or accounting rules. The 2012 Plan provided that no amendment may be made that would cause the loss of Section 162(m) performance exception for any outstanding Award, but the Amended & Restated Plan does not contain this provision and others relating to Section 162(m)'s performance exception in light of the repeal of the performance exception. In addition, Awards may not be amended in a way that is inconsistent with the requirements of the Amended & Restated Plan. For example, an Award that is subject to the minimum vesting schedule, other than the bonus shares, may not be amended to eliminate that minimum vesting schedule.

ESTIMATE OF BENEFITS

Because the Committee may determine to grant Awards pursuant to the Amended and Restated Plan, it is not possible to calculate the future value of Awards to executive officers at this time. Information about Awards made under the 2012 Plan to our named executive officers in 2019 is provided on page 55. The table below sets forth the awards made in 2019 under the 2012 Plan:

NEW PLAN BENEFITS

Name and Position	Shares Underlying Options	Dollar Value as of December 31, 2019	Shares Underlying RSUs	Dollar Value as of December 31, 2019
Christopher Kempczinski, President and Chief Executive Officer	48,829	$ 1,145,528	7,142	$ 1,411,421
Kevin Ozan, Executive Vice President and Chief Financial Officer	63,477	$ 1,489,170	9,285	$ 1,834,746
Joseph Erlinger, President, McDonald's USA	33,204	$ 778,966	4,857	$ 959,766
Jerome Krulewitch, Executive Vice President, General Counsel and Secretary	33,204	$ 778,966	4,857	$ 959,766
Ian Borden, President, International	29,297	$ 687,308	4,285	$ 846,853
Stephen Easterbrook, *Former* President and Chief Executive Officer	179,444	$ 4,209,756	9,660	$ 1,908,913
Silvia Lagnado, *Former* Executive Vice President and Chief Marketing Officer	16,602	$ 389,483	1,207	$ 238,515
Executive Officer Group	261,138	$ 6,126,297	38,199	$ 7,548,422
Non-Executive Director Group	—	—	1,277	$ 252,348
Non-Executive Officer Group	1,357,592	$ 29,795,077	436,580	$ 86,272,610

OTHER TERMS AND CONDITIONS

Transferability. Awards granted under the Amended & Restated Plan are non-transferable other than by will or the laws of descent and distribution and may be exercised, during a grantee's lifetime, only by the grantee.

Termination of employment. The Amended & Restated Plan provides that treatment of Awards upon termination of employment or directorship shall be determined by the Committee in the applicable grant agreement or thereafter. Absent a determination otherwise, unvested Awards are generally forfeited upon termination and vested options will generally remain exercisable for 90 days following termination.

Tax withholding. The Company may make such provisions as it deems appropriate to withhold any taxes due in connection with any Award, and may require the grantee to satisfy relevant tax withholding requirements before authorizing any issuance of shares to a grantee. This requirement may be satisfied by the grantee's payment of cash or delivery of shares of common stock, or by having shares of common stock otherwise issuable to the grantee withheld.

CHANGE IN CONTROL

The Amended & Restated Plan provides for a "double-trigger" approach. All options and other service-vesting awards will be replaced with a "Replacement Award" (as defined in the Amended & Restated Plan) in the event of a "Change in Control" of the Company (defined in the Amended & Restated Plan). If a Replacement Award cannot be issued upon determination by the Committee, the "Replaced Awards" (as defined in the Amended & Restated Plan) will instead vest and become fully exercisable upon the Change in Control. In addition, if within two years after a Change in Control a grantee's employment or status as a director terminates, other than for cause and other than upon a termination initiated by the grantee, all Replacement Awards become fully vested and exercisable. All stock options held by the grantee immediately before the "Termination of Employment" (as defined in the Amended & Restated Plan) and that were held by such grantee as of the date of the Change in Control or which are Replacement Awards remain outstanding for the shorter of (i) two years following such Termination of Employment and (ii) the expiration of the term of the option or stock appreciation right, unless otherwise provided in the applicable grant agreement.

The Committee will have the ability to vary these general rules for particular Awards at the time of grant in the grant agreements. The consequences of a Change in Control for performance-vesting Awards, other than options, will be specified in the grant agreements.

ADJUSTMENTS FOR CHANGES IN CAPITALIZATION AND CORPORATE TRANSACTIONS

The Amended & Restated Plan authorizes the Committee to adjust the limitations on shares available for Awards, and to adjust outstanding Awards, as appropriate in connection with stock dividends, stock splits, reverse stock splits, share combinations, recapitalizations, mergers, consolidations, acquisitions of property or shares, separations, spinoffs, reorganizations, stock rights offerings, liquidations, sales or spinoffs of subsidiaries, and similar events. These may include canceling Awards in exchange for payments of cash and/or property, substituting other equity (including equity of another entity that agrees to the substitution) for the common stock available under the plan and subject to then-outstanding Awards or in the case of a sale or spinoff of a subsidiary, arranging for the buyer or the subsidiary to assume the Awards held by subsidiary employees.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following describes the principal United States federal income tax consequences related to options granted under the Amended & Restated Plan.

Non-qualified Options. A grantee will not be subject to tax at the time a non-qualified option is granted, and no tax deduction is then available to the Company. Upon the exercise of a non-qualified option, an amount equal to the difference between the option price and the fair market value of the shares acquired on the date of exercise will be included in the grantee's ordinary income and the Company will generally be entitled to deduct the same amount. Upon disposition of shares acquired upon exercise, appreciation or depreciation after the date of exercise will be treated by the grantee or transferee of the non-qualified option as either capital gain or capital loss.

Incentive Stock Options. A grantee will not be subject to tax at the time an incentive stock option is granted or exercised, and no tax deduction is available to the Company; however, the grantee may be subject to the alternative minimum tax on the excess of the fair market value of the shares received upon exercise of the incentive stock option over the option price. Upon disposition of the shares acquired upon exercise of an incentive stock option, capital gain or capital loss will generally be recognized in an amount equal to the difference between the sale price and the option price, as long as the grantee has not disposed of the shares within two years of the date of grant or within one year from the date of exercise and has been employed by the Company at all times from the grant date until the date three months before the date of exercise (one year in the case of permanent disability). If the grantee disposes of the shares without satisfying both the holding period and employment requirements (a disqualifying disposition), the grantee will recognize ordinary income at the time of the disqualifying disposition to the extent of the difference between the option price and the amount realized on such disqualifying disposition or, if the disqualifying disposition resulted from a failure to satisfy the holding period requirement, the fair market value of the shares on the date the incentive stock option is exercised (if less). Any remaining gain or loss is treated as a capital gain or capital loss.

If the grantee pays the option price, in whole or in part, with previously acquired shares, the exchange will not affect the tax treatment of the exercise. Upon such exchange, and except for disqualifying dispositions, no gain or loss is recognized upon the delivery of the previously acquired shares to the Company, and the shares received by the grantee equal in number to the previously acquired shares exchanged therefor will have the same basis and holding period for capital gain or capital loss purposes as the previously acquired shares. Shares received by the grantee in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the shares are issued to the grantee upon exercise of the incentive stock option. If such an exercise is effected using shares previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares will be considered a disposition of such shares for the purpose of determining whether a disqualifying disposition has occurred.

The Company is not entitled to a tax deduction upon either the exercise of an incentive stock option or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the grantee recognized ordinary income in a disqualifying disposition.

RECOMMENDATION

The Board believes that the approval of the Amended & Restated Plan will enable us to continue our pay-for-performance compensation strategy and motivate our employees. If shareholders do not approve the Amended & Restated Plan, management and the Compensation Committee will examine available alternatives, including continuing to use the 2012 Plan as in effect as of June 1, 2012.

✔ **The Board recommends that shareholders vote FOR the approval of the Amended and Restated Plan.**

SHAREHOLDER PROPOSALS

The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the proponents. The shareholder proposals may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all such assertions. The content in any website links included in the shareholder proposals, supporting statements and our Board's statements in opposition is not part of this Proxy Statement. Our Board recommends voting AGAINST the shareholder proposals based on the reasons set forth in our Board's statements in opposition following each shareholder proposal.

The names and share ownership of the proponents of the shareholder proposals are set forth below. The addresses of the proponents are available, and will be provided promptly, upon request by email to: *shareholder.services@us.mcd.com* or by calling 1-630-623-7428.

PROPOSAL 5

Advisory Vote on a Shareholder Proposal Requesting to Change the Thresholds to Call Special Shareholder Meetings

Our Board recommends voting AGAINST this proposal.

Mr. John Chevedden has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends voting **AGAINST** this proposal. The proponent beneficially owns 50 shares of the Company's common stock, and there were 743,515,125 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

Shareholder Proposal

Proposal 5 – Special Shareholder Meeting Improvement

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareholder meeting.

This proposal includes a request that the one-year holding period be removed for shares to participate in calling for a special meeting. This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison in 2013.

Scores of Fortune 500 companies allow a more practical 10% of shares to call a special meeting compared to the current next-to-impossible McDonald's version of a shareholder right to call a special meeting.

The current stock ownership threshold of 25% combined with the disqualification of all shares held for less than one-year can mean that 75% of shareholders must be contacted during a short window of time to simply call a special meeting. One-third of the 75% of shares could be disqualified due to stock ownership of less than one-year. Another third of the 75% could be disqualified because of a paperwork error or an inadvertent sale of stock that management will have a sharp eye for. Plus it would be difficult to contact 75% of shareholders because only 69% of McDonald's shares typically vote.

This proposal topic won 47%-support at the 2017 McDonald's annual meeting. This 47%-support represented majority support from the McDonald's shares that had access to independent proxy voting advice. Plus the 2017 edition of this proposal did not point out the one-year holding period hurdle which most well performing companies do not have.

After a 45%-vote (less than a majority vote) for a shareholder proposal The Bank of New York Mellon Corporation (BK) said it adopted the shareholder proposal in 2019.

Perhaps BK is starting a new trend in recognizing that a 45%-vote represents a majority vote from the shares that have access to independent proxy voting advice.

Since special shareholder meetings allow shareholders to vote on important matters, such as electing new directors, adoption of this proposal might accelerate refreshment for our Board of Directors. For instance Miles White was rejected by 37-times as many shares as each of 3 other McDonald's directors at the 2019 annual meeting. And Paul Walsh was rejected by 18-times as many shares as each of 3 other McDonald's directors.

Please vote yes:

Special Shareholder Meeting Improvement - Proposal 5

Our Board's Statement in Opposition

Our Board recommends voting **AGAINST** the advisory proposal requesting that the Company take steps to modify our shareholders' existing ability to call special meetings.

After careful consideration, our Board continues to believe that shareholders' special meeting rights, together with the Company's strong governance principles, policies and practices already provide shareholders with meaningful opportunities to interact with the Board and senior management. For the reasons set forth below, the Board believes that modifying or eliminating the thresholds needed to call a special meeting is not in the best interest of the Company or its shareholders.

Shareholders already have a meaningful ability to call a special meeting, and the current thresholds strike a balance to protect the interests of long-term shareholders.

Shareholders currently have a meaningful right to call a special meeting, with 25% of shares held for one year or more able to convene a special meeting. The current structure strikes an appropriate balance between providing shareholders with the year-round ability to call a special meeting while protecting shareholders against a small minority of shareholders using special meetings as a mechanism to advance their own special interests. Given the demographics of our shareholders, a change to the 25% ownership threshold could enable a smaller minority of shareholders to hinder the Company by focusing on narrow interests relevant to these few constituencies rather than topics that are of importance to our shareholders generally. Further, the proponent's suggestion to remove the one-year holding period could enable extremely short-term-oriented shareholders to disrupt the long-term-oriented shareholder value we strive to create. Thus, the existing thresholds promote and protect the long-term interests of our shareholders, all the more protecting the shareholder group at large.

We are dedicated to shareholder engagement throughout the year.

Active shareholder engagement and responsiveness to shareholder feedback are important to both our Board and management. As described in the Shareholder Engagement section of this Proxy Statement, since the last Annual Shareholders' Meeting we continued to reach out to our broad group of shareholders around the world, touching base with nearly 50% of our outstanding shares in order to understand investors' current viewpoints and inform Board discussions on a variety of topics. In recent engagements, shareholders remained interested in discussing issues such as: the Company's recent leadership transition; business strategy and performance; Board refreshment, including the addition of three new Directors in 2019; executive compensation; the Company's culture and human capital management; as well as other environmental, social and governance matters. In addition to gathering feedback, we utilize these engagements to develop ongoing relationships. Notably, shareholders have ***not*** identified the thresholds required to call a special meeting as a concern.

Special meetings require substantial resources.

Convening a special meeting of shareholders requires a substantial commitment of time and financial resources by the Company. The Board and management would be required to divert time otherwise dedicated to operating the business to prepare for and conduct the meeting. Because of these considerable burdens and costs, special shareholder meetings should be extraordinary events that occur only when there are urgent and important strategic matters or profound fiduciary concerns to address. If such a situation were to occur, the current thresholds afford shareholders the full opportunity to call a special meeting.

We are committed to strong and evolving corporate governance practices that promote accountability.

Our Board has continually demonstrated its commitment to strong corporate governance principles that promote shareholders' rights and our Board's accountability. By responding to emerging governance best practices over the years, the Company maintains leading governance policies, including:

- a diverse, independent Board;
- board tenure that balances refreshment with institutional knowledge;
- separate Chairman and CEO roles;
- an independent Chairman;
- the annual election of all Directors;
- proxy access for Director candidates nominated by shareholders;
- a majority voting standard in contested Director elections;
- robust Director and management succession planning;
- an annual advisory vote to approve executive compensation;
- no supermajority voting provisions;
- no shareholder rights plan; and
- additional avenues for shareholder input, including:
  - the ability of shareholders to suggest Director nominees to our Board;
  - the Company's robust outreach and engagement with shareholders; and
  - mechanisms for shareholders to communicate directly with the full Board, the independent Directors and/or any individual Director.

For all of these reasons, the proponent's desire to modify the existing ability of our shareholders to call special meetings is neither necessary nor in shareholders' best interests. Therefore, our Board recommends voting AGAINST this proposal.

The Board recommends voting AGAINST this proposal.

PROPOSAL 6

Advisory Vote on a Shareholder Proposal Requesting the Board Issue a Report on Sugar and Public Health

Our Board recommends voting AGAINST this proposal.

Mr. John Harrington has notified the Company that he intends to submit the following shareholder proposal at this year's Annual Shareholders' Meeting. As explained below, the Board recommends voting **AGAINST** this proposal. The proponent beneficially owns 100 shares of the Company's common stock, and there were 743,515,125 shares outstanding as of the record date.

The proponent is responsible for the content of the following proposal, for which the Company and the Board accept no responsibility:

Shareholder Proposal

– REPORT ON SUGAR AND PUBLIC HEALTH –

Whereas, McDonald's has historically been involved in controversies on an array of consumer issues including marketing of junk food to children, use of genetically modified organisms, pesticide use, and McDonald's role in fueling a global epidemic of diet-related diseases;

Some of the most serious issues continue to be related to the public health and safety impacts of McDonald's practices, including the sale of sugary drinks, and the growing national health epidemic relating to increases of sugar in our diet;

McDonald's continues to be the target of multiple campaigns related to our products that contribute to general level of decline in public health of consumers, including reports that 1 in 3 United States children born in 2000 will develop diabetes, resulting from poor diet, as increase in obesity in turn increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death;

McDonald's continues to directly market junk food, including our Happy Meal, with advertising influencing children's food preferences, diets and health;

In 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child-targeted and interactive junk food advertising as a response to concerns regarding childhood obesity;

McDonald's decades-old partnership with The Coca Cola Company has been one of the reasons for McDonald's being in the public eye for our role in fueling the diet related public health crisis, specifically through our sale of sugar sweetened beverages;

Public pressure against junk food and sugary drinks linked to obesity and diabetes has led to numerous campaigns to impose local taxes on sugary beverages, which include the products we sell, to which McDonald's has responded by lobbying to prevent local food taxation on sugary beverages McDonald's sells linked to obesity and diabetes;

In 2019, the American Academy of Pediatrics and the American Heart Association released a statement in support of such taxes, potentially increasing McDonald's risk associated with its business of sugary drinks;

Shareholders believe McDonald's should be part of the solution to the obesity epidemic in working with healthcare professionals and experts in diet and nutrition, not promoting advertising campaigns and sponsoring nutrition organizations like the Academy of Nutrition and Dietetics, and funding the International Life Sciences Institute to shift the blame away from poor diet causing obesity, to lack of exercise;

Be It, Therefore, Resolved: Shareholders request the board of directors issue a report on Sugar and Public Health, with support from independent and nationally recognized scientists and scholars providing critical feedback on McDonald's sale of sugar products marketed to consumers, especially those products targeted to children and young consumers. Such report should be produced at reasonable expense, exclude proprietary or legally privileged information, published no later than November 1st, 2020, including an assessment of risks to the company's finances and reputation associated with changing scientific understanding of the role of sugar in disease causation.

Our Board's Statement in Opposition

Our Board recommends voting **AGAINST** the advisory proposal requesting that the Board issue a report on sugar and public health. Our Board has considered the proposal and believes that the requested report is unnecessary in light of our ongoing corporate responsibility initiatives, including those that enhance customers' access to balanced menu options, and existing reporting on these efforts.

The following statement outlines our demonstrated commitment to provide customers with opportunities to make balanced and informed choices, including options with reduced sugar content; our milestones in meeting these commitments; and existing third-party reporting that is already available to shareholders and customers measuring progress on our commitments.

We recognize our responsibility as the world's leading global foodservice retailer and are committed to using our scale for good to influence action both within our business network and beyond.

While McDonald's is a global brand, it is also a local business to millions of customers who visit McDonald's restaurants around the world every day. We have demonstrated a strong commitment to families who are not only customers, but also neighbors of these local businesses. Accordingly, we have a demonstrated history of listening to and learning from families to find areas where our System has the best opportunity to create positive and meaningful change.

We believe we can make a difference for families and kids through the Happy Meal and are firmly committed to providing customers with balanced choices. To inform this effort, we participate in a number of local and regional efforts around the world, such as the EU Pledge, the Children's Food & Beverage Advertising Initiative (CFBAI), and the International Food & Beverage Alliance. More specifically, we have increased customers' access to fruits and vegetables and provided opportunities for families to make informed choices in keeping with balanced lifestyles through our long-standing collaboration with the Alliance for a Healthier Generation.

Since 2013, we have taken the following meaningful actions related to reducing sugar in Happy Meals:

2013
Removed Soda from Happy Meal Menu Boards and Advertisements

2014
Introduced Go-GURT®
Side Option

2017
Transitioned to Organic Apple Juice Drink

2018
Announced Goal to Reduce Added Sugar in Happy Meals

2020
Introduced Reduced Sugar Low Fat Chocolate Milk

2013	McDonald's eliminates soda from Happy Meal menu boards and advertisements, prompting an increase in customers choosing water, milk and 100% juice.
2014	McDonald's USA enhances its menu offerings by adding Go-GURT® Low Fat Strawberry Yogurt, with 25% less sugar than the leading kids' yogurt*, as an additional side option for Happy Meals.
2017	McDonald's USA transitions to Honest Kids® Appley Ever After® Organic Juice Drink, as a beverage choice in our Happy Meals, which has less calories and half the total sugar** than the prior 100% apple juice served in the U.S. restaurants.
2018	McDonald's publicly announces five new Global Happy Meal Goals, that establish global nutrition criteria, which includes the reduction of added sugar, and leverages innovative marketing to generate excitement for fruit, vegetable, low-fat dairy, whole grains, lean protein and water options for kids.
2020	McDonald's USA introduces a new Reduced Sugar Low Fat Chocolate Milk.

* Go-GURT® at McDonald's has 5g of sugar per 2oz. The leading kids' yogurt has 7g of sugar per 2 oz. Yoplait and Go-GURT® are registered trademarks of YOPLAIT MARQUES (France) used under license.

** Honest Kids® Appley Ever After® Organic Juice Drink – 35 calories, 8g sugar; prior apple juice – 80 calories, 19g sugar. Honest Kids and Appley Ever After are registered trademarks of Honest Tea, Inc.

Our global efforts with the Alliance for a Healthier Generation are ongoing. In fact, many of the accomplishments described above are part of a broader plan to accomplish five nutritional initiatives by the end of 2020 across 20 major markets. As a result of these initiatives, menu boards promote and market only water, milk and juice as the beverage in Happy Meals. To generate excitement for healthier options, we also use a variety of methods to communicate fun nutrition and well-being messaging directed at our youngest customers.

Further information about our work with the Alliance for a Healthier Generation and McDonald's progress is available to shareholders and customers on our website at: *https://corporate.mcdonalds.com/corpmcd/scale-for-good/commitment-to-families/healthier-generation-partnership.html*.

Our progress on nutritional improvements in McDonald's menu has already been validated by an independent, third party, which has produced a report that is available to shareholders and customers.

In 2019, Keybridge, an independent, public policy economic consulting firm, conducted a comprehensive assessment of our progress towards achieving its 2013 commitments developed in collaboration with the Alliance for a Healthier Generation. As documented in its report, Keybridge concludes that a majority of McDonald's markets, including the U.S., have achieved these commitments two years ahead of schedule. Further, the Keybridge report indicates that remaining markets are positioned to achieve these goals by the 2020 deadline. The most recent report builds on previous progress reports from Keybridge in 2015 and 2017.

We believe that our changes have made a difference around the world. For instance, across 20 major markets, since September 2013, we have served more than 6.4 billion fruit, vegetable, low-fat dairy and water items in Happy Meals.

More information on this independent report is available on our website at: *https://news.mcdonalds.com/news-releases/news-release-details/global-promote-fruit-vegetable-dairy-water/*.

Our Board believes that the requested report will not provide shareholders or customers with meaningful information, is not advisable and has the potential to divert resources with no corresponding benefit.

As demonstrated above, we believe our ingredient and menu changes are making a difference around the world, as supported by the existing independent report by Keybridge. Therefore, in light of our ongoing corporate responsibility efforts and strong record of using our scale for good and reporting on the outcomes to shareholders and customers, the report requested by this shareholder proposal is duplicative of our existing efforts and will not provide meaningful benefit.

The Board recommends voting **AGAINST** this proposal.

STOCK OWNERSHIP

DIRECTOR STOCK OWNERSHIP GUIDELINES AND STOCK OWNERSHIP AND RETENTION POLICY FOR SENIOR OFFICERS

The Company has established stock ownership guidelines for Directors, which are regularly reviewed by the Governance Committee. Under the guidelines, Directors should own Company stock at least equal in value to the lesser of (i) five times the annual cash Board member retainer or (ii) 10,000 shares within five years of joining the Board (of which 1,000 shares should be owned within the first year of joining the Board). Other than Paul Walsh, who was elected in January 2019, and Catherine Engelbert, who was elected in December 2019, all Directors currently meet the guidelines. Directors are prohibited from entering into any hedging or pledging arrangement with respect to Company stock. The Company also imposes stock ownership and retention requirements on senior officers through its Executive Stock Ownership and Retention Policy. The requirements for senior officers are discussed in the Compensation Discussion and Analysis section, on page 50. The stock ownership guidelines for Directors and the Executive Stock Ownership and Retention Policy, and the policy with respect to hedging and pledging of Company Stock are available on the Company's website at: *https://corporate.mcdonalds.com/corpmcd/investors-relations/governance-principle-policies-and-guidelines.html*.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of the common stock and common stock equivalent units for the named individuals and all Directors and executive officers as a group. Except as indicated below, information reflected in the following table is as of March 1, 2020. Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than one percent of the Company's common stock:

Name	Common stock[1][2]	Stock equivalents[3]	Total
Directors			
Lloyd Dean	0	6,857	6,857
Robert Eckert	5,000	59,112	64,112
Catherine Engelbert	1,000	67	1,067
Margaret Georgiadis	2,130	5,506	7,636
Enrique Hernandez, Jr.[4]	4,500	82,379	86,879
Richard Lenny	2,288	34,593	36,881
John Mulligan	2,900	4,832	7,732
Sheila Penrose	3,000	26,824	29,824
John Rogers, Jr.	88,500	55,908	144,408
Paul Walsh	0	1,416	1,416
Miles White	5,000	16,237	21,237
Former Directors			
Jeanne Jackson[5]	1,666	72,972	74,638
Named executive officers			
Ian Borden	103,095	0	103,095
Stephen Easterbrook[6]	133,026	0	133,026
Joseph Erlinger	78,589	0	78,589
Christopher Kempczinski	95,558	0	95,558
Jerry Krulewitch	97,073	8,386	105,459
Silvia Lagnado[7]	31,988	0	31,988
Kevin Ozan	253,548	2,504	256,052
All Directors and executive officers as a group (the Group) (22 persons)	999,106	378,050	1,377,157

(1) Includes shares that could be purchased by the exercise of stock options on or within 60 days of March 1, 2020, under the Company's equity plans, as follows: Messrs. Borden: 86,338; Easterbrook: 133,026; Erlinger: 67,883; Kempczinski: 81,923; Krulewitch: 88,522; Ozan: 221,677; Ms. Lagnado: 31,988 and the Group: 783,775.

(2) Directors and executive officers as a group have sole voting and investment power over shares of common stock listed in the above table except as follows: (i) shared voting and investment powers for shares held by Ms. Georgiadis: 2,130; Messrs. Hernandez: 4,500; Lenny: 2,288; Mulligan: 2,900; and (ii) for the benefit of children, shares held by Ms. Jackson: 492.

(3) Includes common stock equivalent units credited under certain of the Company's retirement plans and the Directors' Plan, which are payable in cash.

(4) For Mr. Hernandez, includes 1,277 restricted units granted to Mr. Hernandez in connection with his service as Chairman, which shall be payable in either shares of the Company's stock or cash, at the Company's discretion.

(5) Ms. Jackson did not stand for re-election at the 2019 Annual Shareholders' Meeting and left the Board effective May 23, 2019.

(6) For Mr. Easterbrook, amounts are as of November 1, 2019 when he separated from the Company.

(7) For Ms. Lagnado, amounts are as of October 31, 2019 when she left the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all beneficial owners of more than five percent of the Company's common stock outstanding as of December 31, 2019:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group[(1)] 100 Vanguard Blvd. Malvern, PA 19355	67,684,574	8.98%
BlackRock, Inc.[(2)] 55 East 52nd Street New York, NY 10055	53,525,375	7.10%
State Street Corporation[(3)] One Lincoln Street Boston, MA 02111	39,183,337	5.20%

(1) Reflects shares deemed to be beneficially owned by The Vanguard Group (Vanguard), directly or through its subsidiaries, as of December 31, 2019, according to a statement on Schedule 13G/A filed with the SEC on February 12, 2020, which indicates that Vanguard, an investment adviser, has sole voting power with respect to 1,129,177 of the shares, shared voting power with respect to 227,999 of the shares, sole dispositive power with respect to 66,397,130 of the shares and shared dispositive power with respect to 1,287,444 of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc. (BlackRock), directly or through its subsidiaries, as of December 31, 2019, according to a statement on Schedule 13G/A filed with the SEC on February 5, 2020, which indicates that BlackRock, a parent holding company, has sole voting power with respect to 46,124,681 of the shares and sole dispositive power with respect to all of the shares. The Schedule 13G/A certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

(3) Reflects shares deemed to be beneficially owned by State Street Corporation (State Street), directly or through its subsidiaries, as of December 31, 2019, according to a statement on Schedule 13G filed with the SEC on February 14, 2020, which indicates that State Street, a parent holding company, has shared voting power with respect to 29,975,105 of the shares and shared dispositive power with respect to 39,150,923 of the shares. The Schedule 13G certifies that the securities were acquired and are held in the ordinary course and not with the purpose or with the effect of changing or influencing the control of the Company.

DELINQUENT SECTION 16(a) REPORTS

Our executive officers, Directors, persons who beneficially own more than 10% of our common stock and other persons required to file reports under Section 16(a) of the Securities Exchange Act of 1934 (Reporting Persons) must file reports with the SEC about their ownership of and transactions in our common stock and our other securities related to our common stock. Based solely on our review of those reports and related written representations, we believe that all Section 16(a) filing requirements applicable to our executive officers and Directors were timely met during the year ended December 31, 2019, except that a Form 4 reporting one transaction was not timely filed for our Chief Accounting Officer, Catherine Hoovel, due to an administrative error.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Related Person Transactions

The McDonald's System has over 38,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to touch many companies in many industries, including suppliers of food and other products and services. The Board reviews and approves (or ratifies), as appropriate, transactions, relationships or arrangements in which the Company is a participant and that involve Directors, nominees for Director, executive officers, beneficial owners of more than 5% of our common stock, their immediate family members, including domestic partners, and companies in which they have a material interest.

The Board has a written policy that sets out procedures for the reporting, review and ratification of related person transactions. The policy operates in conjunction with other aspects of the Company's compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries as appropriate.

Under the policy, the Board evaluates related person transactions for purposes of recommending to the disinterested members of the Board whether or not the transactions are fair, reasonable and within Company policies and should be approved or ratified. Related person transactions involving Directors are reviewed by the Board at least annually.

The Board has considered certain types of potential related person transactions and preapproved them as not presenting material conflicts of interest. Those transactions include (i) compensation paid to Directors and executive officers that has been approved by the Board or the Compensation Committee; (ii) Company contributions to Ronald McDonald House Charities, Inc. and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (iii) transactions in which the related person's interest arises solely from ownership of the Company's common stock and all holders of the common stock receive the same benefit on a pro-rata basis. The Board considers the appropriateness of any related person transaction not within the preapproved classes in light of all relevant factors, including:

- The terms of the transaction and whether they are arm's-length and in the ordinary course of McDonald's business;
- The direct or indirect nature of the related person's interest in the transaction;
- The size and expected duration of the transaction; and
- Other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards.

Related person transactions involving Directors are also subject to approval or ratification by the disinterested Directors when so required under Delaware law.

Since January 1, 2019, there were no reportable related person transactions, and there are currently no proposed transactions in excess of $120,000 in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

COMMUNICATIONS

Communications with our Board

Persons wishing to communicate with our Directors, individually or as a group, may do so by sending an email to: *bod@us.mcd.com*. Under our Board's policy for communications addressed to our Board, the Office of the Corporate Secretary reviews correspondence, forwards correspondence directed to an individual Director to that Director, and screens correspondence directed to multiple Directors or the full Board in order to forward it to the most appropriate person. Communications that relate to our accounting, internal accounting controls or auditing matters are referred to the Chair of the Audit & Finance Committee.

Matters for Our 2021 Annual Shareholders' Meeting

The following table summarizes how shareholders may submit proposals, including Director nominations, for next year's annual shareholders' meeting. We encourage you to review the SEC's Rule 14a-8 and our By-Laws for all requirements.

Any proposals, including Director nominations, should be delivered via email to: *corporatesecretary@us.mcd.com*.

Type of Proposal	Description / Information to be Provided	When the Proposal Must be Received by the Company
Director Candidates Nominated by a Shareholder	Our By-Laws permit shareholders to nominate Directors for election at an annual shareholders' meeting. A nominating shareholder must provide the information required by our By-Laws and give timely notice of the nomination to the Office of the Corporate Secretary in accordance with our By-Laws, and each nominee must meet the qualifications required by our By-Laws.	No earlier than 5:00 p.m. Central Time on January 21, 2021, and no later than 5:00 p.m. Central Time on February 20, 2021.
Proxy Access Candidates	Our By-Laws also provide that, under certain circumstances, a shareholder or group of shareholders may seek to include Director candidates that they have nominated in our Proxy Statement. These proxy access provisions of our By-Laws provide, among other things, that a shareholder or group of up to twenty shareholders seeking to include Director candidates in our Proxy Statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous three years. The number of shareholder-nominated candidates appearing in any Proxy Statement cannot exceed the greater of two Directors and 20% of the number of Directors then serving on our Board. If 20% is not a whole number, the maximum number of shareholder-nominated candidates would be the greater of two and the largest whole number below 20%, and may be reduced under certain circumstances, as described in our By-Laws. The nominating shareholder or group of shareholders also must deliver the information required by our By-Laws and satisfy the other applicable requirements of our By-Laws, and each nominee must meet the qualifications required by our By-Laws.	No earlier than 5:00 p.m. Central Time on January 21, 2021, and no later than 5:00 p.m. Central Time on February 20, 2021.
Shareholder Proposals for Our 2021 Annual Shareholders' Meeting	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8. To be considered for inclusion in our Proxy Statement for our 2021 Annual Shareholders' Meeting, shareholder proposals must be emailed as described above, in addition to meeting the SEC's other requirements to have a proposal included in our Proxy Statement for our 2021 Annual Shareholders' Meeting.	No later than 5:00 p.m. Central Time on December 10, 2020.
Other Proposals for Our 2021 Annual Shareholders' Meeting	For any proposal that is sought to be presented directly from the floor of our 2021 Annual Shareholders' Meeting, our By-Laws require that timely notice must be given in writing to the Office of the Corporate Secretary. Our By-Laws also provide that the proposal, as determined by the Chairman of the meeting, must be a proper subject for shareholder action under Delaware law, and the proposal must satisfy certain other requirements set forth in our By-Laws.	No earlier than 5:00 p.m. Central Time on January 21, 2021, and no later than 5:00 p.m. Central Time on February 20, 2021.

QUESTIONS AND ANSWERS

Proxy Materials and Voting Information

1. WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials for the 2020 Annual Shareholders' Meeting include the Notice of Annual Shareholders' Meeting, this Proxy Statement, and our Annual Report on Form 10-K. If you receive a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

2. WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?

We follow the SEC's "Notice and Access" rule. Most shareholders receive a Notice of Internet Availability of Proxy Materials (a Notice) in lieu of a paper copy of the Proxy Statement and our Annual Report on Form 10-K. The Notice provides instructions on how to access the proxy materials online, describes matters to be considered at the Annual Shareholders' Meeting and provides instructions on how to vote your shares. If you receive a Notice, you can request a paper copy of the proxy materials by following the instructions in the Notice.

3. WHAT IS THE RECORD DATE?

Our Board set March 23, 2020, as the record date. Shareholders owning McDonald's common stock at the close of business on that date may vote at the 2020 Annual Shareholders' Meeting. On that date, there were 743,515,125 shares of common stock outstanding and approximately 2.6 million shareholders of McDonald's common stock. Each share is entitled to one vote on each matter to be voted upon at the Annual Shareholders' Meeting.

4. WHAT ARE THE PROPOSALS TO BE VOTED ON, AND WHAT ARE THE VOTING STANDARDS?

	Proposals	Board's Recommendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1	Election of 12 Directors named in the Proxy Statement, each for a one-year term expiring in 2021	FOR EACH DIRECTOR NOMINEE	Majority of votes cast	Abstentions and broker non-votes have no effect on the proposal
2	Advisory vote to approve executive compensation	FOR	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal
3	Advisory vote to approve the appointment of EY as our independent auditor for 2020	FOR	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; brokers may vote in their discretion on the proposal
4	Vote to approve our Amended and Restated 2012 Omnibus Stock Ownership Plan	FOR	Majority of votes represented at the meeting and entitled to vote thereon	Abstentions have the effect of a vote against the proposal; broker non-votes will have no effect on the proposal
5	Advisory vote on a shareholder proposal requesting to change the thresholds to call special shareholder meetings, if properly presented	AGAINST	Majority of votes represented at the meeting and entitled to vote on each shareholder proposal	Abstentions have the effect of a vote against each shareholder proposal; broker non-votes will have no effect on any shareholder proposal
6	Advisory vote on a shareholder proposal requesting the Board issue a report on sugar and public health, if properly presented	AGAINST		

With respect to the election of Directors, Directors will be elected by a majority of votes cast, which means that a nominee is elected only if the votes cast for his or her election exceed the votes cast against his or her election. With respect to the advisory vote to approve executive compensation, the advisory vote to approve the appointment of EY as our independent auditor for 2020, the vote to approve our Amended and Restated 2012 Omnibus Stock Ownership Plan, and the advisory votes on the shareholder proposals, shareholders may (i) vote in favor; (ii) vote against; or (iii) abstain from voting. Under our By-Laws, to be approved, these proposals must receive the affirmative vote of a majority of the voting power of the shares represented at the Annual Shareholders' Meeting and entitled to vote thereon to be deemed approved by the shareholders.

Broadridge Financial Solutions, Inc. (Broadridge), our independent inspector of election, will treat abstentions on any one or more of the proposals submitted for shareholder action as shares present for purposes of determining a quorum, but an abstention on any proposal (other than Director elections) will have the effect of a vote against approval of that proposal.

5. HOW CAN I PARTICIPATE IN THE VIRTUAL ANNUAL SHAREHOLDERS' MEETING?

Due to concerns relating to the coronavirus outbreak (COVID-19), we will have a virtual-only Annual Shareholders' Meeting in 2020. To participate in the virtual meeting, please visit *www.virtualshareholdermeeting.com/MCD2020* and enter the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:15 a.m. Central Time on Thursday, May 21, 2020. The meeting will begin promptly at 8:30 a.m. Central Time on May 21, 2020.

If you wish to submit a question during the meeting, you may log into *www.virtualshareholdermeeting.com/MCD2020* and enter your 16-digit control number and enter a question at the applicable place and click "submit." We will answer questions relevant to meeting matters that comply with the meeting rules of conduct during the Annual Shareholders' Meeting, subject to time constraints. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting.

6. HOW CAN I VOTE BEFORE THE ANNUAL SHAREHOLDERS' MEETING?

We encourage shareholders to vote before the Annual Shareholders' Meeting. Most shareholders have a choice of voting before the Annual Shareholders' Meeting by proxy over the Internet, by telephone, by tablet or smartphone by scanning a QR code, or by using a traditional proxy card or voting instruction form. Refer to the Notice or your proxy card or voting instruction form to see which options are available to you and how to use them. The Internet, telephone and tablet or smartphone voting procedures are designed to authenticate shareholders' identities and to confirm that their instructions have been properly recorded.

7. CAN I VOTE AT THE VIRTUAL ANNUAL SHAREHOLDERS' MEETING?

You may vote online during the virtual Annual Shareholders' Meeting by following the instructions provided at *www.virtualshareholdermeeting.com/MCD2020*. Have your Notice, proxy card or voting instruction form available when you access the virtual meeting website.

8. WHAT IS A QUORUM?

A quorum will be present if the holders of a majority of the shares of common stock entitled to vote are present online at the virtual Annual Shareholders' Meeting or represented by proxy. Broadridge will determine whether or not a quorum is present.

9. HOW ARE VOTES TABULATED?

All votes cast at the Annual Shareholders' Meeting will be tabulated by Broadridge.

10. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A REGISTERED SHAREHOLDER OR A BENEFICIAL HOLDER?

If your shares are registered directly in your name with our transfer agent, Computershare, then you are considered a registered shareholder with respect to those shares. If you hold your shares through an intermediary, such as a bank or broker, then you are considered the beneficial holder of those shares.

11. WHAT IF I AM A REGISTERED SHAREHOLDER AND DO NOT SPECIFY A CHOICE WHEN RETURNING A PROXY?

All valid proxies properly executed and received by us before the Annual Shareholders' Meeting will be voted as directed by shareholders. Registered shareholders who submit an executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows:

- FOR the election of all of our Board's nominees for Director as set forth under Election of Directors;
- FOR the approval, on an advisory basis, of executive compensation;
- FOR the approval, on an advisory basis, of the appointment of EY as our independent auditor for 2020;
- FOR the Amended and Restated 2012 Omnibus Stock Ownership Plan; and
- AGAINST all of the shareholder proposals.

12. WHAT IF I AM A BENEFICIAL HOLDER AND DO NOT GIVE INSTRUCTIONS ON HOW TO VOTE?

Each intermediary is subject to certain NYSE rules regarding voting and votes according to its own procedures. Under NYSE rules, the proposal to approve the appointment of independent auditors is considered a discretionary item. This means that brokerage firms may vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Shareholders' Meeting. In contrast, all of the other proposals set forth in this Proxy Statement are non-discretionary items. Brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals. These broker non-votes will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals.

13. WHAT IF I WANT TO CHANGE MY VOTE?

Registered shareholders may revoke their proxy and change their vote before the Annual Shareholders' Meeting by submitting written notice to the Corporate Secretary or by submitting a later dated and properly executed proxy (by Internet, tablet, smartphone, telephone or mail), which must be received by the Company before 11:59 p.m. on May 20, 2020, or by attending the virtual Annual Shareholders' Meeting and voting online, as indicated above under "How Can I Vote at the Virtual Annual Shareholders' Meeting." Beneficial holders may change or revoke their voting instructions before the Annual Shareholders' Meeting by providing instructions again through the means specified on their voting instruction form (with most having the option of doing so by Internet, tablet, smartphone, telephone or mail), which must be received before 11:59 p.m. on May 20, 2020, or by attending the virtual Annual Shareholders' Meeting and voting online, as indicated above under "How Can I Vote at the Virtual Annual Shareholders' Meeting."

14. ARE VOTES CONFIDENTIAL?

Our policy is to protect the confidentiality of shareholder votes. Throughout the voting process, votes will not be disclosed to us or our Directors, officers or employees, except to meet legal requirements or to assert or defend claims for or against the Company or except in those limited circumstances where (i) a proxy solicitation is contested or (ii) you authorize disclosure. The inspector of election has been and will remain independent. Nothing in this policy prohibits you from disclosing the nature of your vote to us or our Directors, officers or employees, or impairs voluntary communication between us, nor does this prevent us from ascertaining which shareholders have voted or from making efforts to encourage shareholders to vote.

15. HOW ARE PROXIES SOLICITED, AND WHAT IS THE COST?

We will provide the Notice, electronic delivery of the proxy materials or mailing of the 2020 Proxy Statement, the 2019 Annual Report on Form 10-K and a proxy card to shareholders beginning on or about April 9, 2020, in connection with the solicitation of proxies our Board on the Company's behalf to be used at the Annual Shareholders' Meeting. We will pay the cost of soliciting proxies. We have retained Kingsdale Advisors for certain advisory and solicitation services at a fee of approximately $70,000. Proxies also may be solicited on the Company's behalf by our Directors and employees by mail, telephone, facsimile, email or in person. Those individuals will not receive additional compensation for their work.

16. HOW CAN I VIEW OR REQUEST COPIES OF THE COMPANY'S CORPORATE DOCUMENTS AND SEC FILINGS?

Shareholders may access financial and other information on the investor section of our website at: *www.investor.mcdonalds.com*. **Copies of these documents and other information are also available free of charge by sending a request to:** *shareholder.services@us.mcd.com***.** Also available on our website or upon request, free of charge, are copies of the following documents:

- Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934;
- Certificate of Incorporation and By-Laws;
- Committee Charters;
- Corporate Governance Principles;
- Standards on Director Independence;
- Standards of Business Conduct, which apply to all officers and employees;
- Code of Conduct for the Board of Directors;
- Policy for Preapproval of Audit and Non-Audit Services; and
- Political Contribution Policy

A list of shareholders of record entitled to vote at the Annual Shareholders' Meeting will be available for review by any shareholder, for any purpose related to the meeting, electronically at *www.virtualshareholdermeeting.com/MCD2020* for ten days prior to the meeting. The list also will be available electronically to shareholders at *www.virtualshareholdermeeting.com/MCD2020* during the Annual Shareholders' Meeting.

17. WHAT IS HOUSEHOLDING?

Shareholders who share the same last name and address will receive one package containing a separate Notice for each individual shareholder at that address. Shareholders who have elected to receive paper copies and who share the same last name and address will receive only one set of our Annual Report on Form 10-K and Proxy Statement, unless such shareholders have notified us that they wish to continue receiving multiple copies. This method of delivery, known as "householding," will help ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you hold our stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice and receive prompt delivery of a separate copy of the materials by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233. If you would like to opt out of this practice and you are a beneficial holder, please contact your bank or broker.

If you are receiving multiple copies of proxy materials at your household and would prefer to receive a single copy of these materials, please contact McDonald's Shareholder Services c/o Computershare at the above numbers or address. If you are a beneficial holder, please contact your bank or broker.

VIRTUAL MEETING INFORMATION

Due to concerns relating to the COVID-19 outbreak, we will have a **virtual Annual Shareholders' Meeting** in 2020. There will not be a physical location for our 2020 Annual Shareholders' Meeting, and you will not be able to attend in person.

To participate in the virtual meeting, please visit *www.virtualshareholdermeeting.com/MCD2020* and enter the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:15 a.m. Central Time on Thursday, May 21, 2020. The meeting audiocast will begin promptly at 8:30 a.m. Central Time on May 21, 2020.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong WiFi connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in, allow ample time for the check-in procedures, and ensure you can hear the streaming audio before the meeting starts.

We will answer questions relevant to meeting matters that comply with the meeting rules of conduct during the Annual Shareholders' Meeting, subject to time constraints. However, we reserve the rights to exclude questions that are not pertinent to meeting matters or to edit profanity or other inappropriate language. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

Although the live webcast is available only to McDonald's shareholders as of the record date, a replay of the meeting will be made available on our website at *www.investor.mcdonalds.com* after the meeting, and will remain available for approximately 30 days following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 8:15 a.m. Central Time and until the meeting has finished.

At this time, we do not intend for this to be a permanent shift from in-person meetings.

EXHIBIT A – PROPOSED AMENDED AND RESTATED 2012 OMNIBUS STOCK OWNERSHIP PLAN

McDonald's Corporation Amended and Restated 2012 Omnibus Stock Ownership Plan

[Approved by shareholders and effective as of May 21, 2020]

THE PLAN

McDonald's Corporation, a Delaware corporation (the "Company"), established the Amended and Restated McDonald's Corporation 2012 Omnibus Stock Ownership Plan, which was submitted for approval to the Company's shareholders at the May 21, 2020 Annual Shareholders' Meeting. Subject to shareholder approval, the Company desires to amend and restate the McDonald's Corporation 2012 Omnibus Stock Ownership Plan, which was approved by the Company's shareholders on May 24, 2012 and became effective on June 1, 2012. In the event the Company's shareholders approve the Amended and Restated McDonald's Corporation 2012 Omnibus Stock Ownership Plan at the May 21, 2020 Annual Shareholders' Meeting, references to "the Plan" shall be the plan so approved. In the event that the shareholders do not approve the amended and restated plan at the May 21, 2020 Annual Shareholders' Meeting, references to "the Plan" shall mean the plan as it was in effect as of June 1, 2012.

The Plan permits the grant of stock options, stock bonuses, dividend equivalents, restricted stock units and other stock-based awards. The Plan replaces the Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended through February 9, 2011, and applies to all Awards (as hereinafter defined) granted on or after June 1, 2012, subject to variations as required to comply with local laws and regulations applicable outside the United States.

1. Purpose

The purpose of this Plan is to advance the interests of the Company by encouraging and enabling the acquisition of a larger personal financial interest in the Company by those Employees and non-Employee directors upon whose judgment and efforts the Company is largely dependent for the successful conduct of its operations. It is anticipated that the acquisition of such financial interest and Stock ownership will stimulate the efforts of such Employees and directors on behalf of the Company, strengthen their desire to continue in the service of the Company, and encourage shareholder and entrepreneurial perspectives through Stock ownership. It is also anticipated that the opportunity to obtain such financial interest and Stock ownership will prove attractive to promising new Employees and will assist the Company in attracting such Employees.

2. Definitions

As used in this Plan, the terms set forth below shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

(a) "*Award*" means any stock options, restricted stock units, stock bonuses, dividend equivalents and other stock-based awards granted under this Plan. In addition, for purposes of Section 3(d) only, "Award" means any award granted under any Prior Plan.

(b) "*Award Agreement*" has the meaning specified in Section 4(c)(iv).

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Bonus Shares*" means 1,000,000 shares of Stock that may be granted pursuant to Section 6(c), which, for the avoidance of doubt, shall not exceed more than 5% of the available share reserve authorized for issuance under the Plan as of the Effective Date.

(e) "*Business Combination*" has the meaning specified in Section 2(h)(iii).

(f) "*Business Day*" means any day on which the principal securities exchange on which the shares of the Company's common stock are then listed or admitted to trading is open.

(g) "*Cause*" means (i) in the case of a Grantee who is an Employee of the Company or a Subsidiary, the Grantee's commission of any act or acts involving dishonesty, fraud, illegality or moral turpitude, and (ii) in the case of a Grantee who is a non-Employee director or senior director of the Company, cause pursuant to Article Twelfth (c) of the Company's Restated Certificate of Incorporation.

(h) "*Change in Control*" means the happening of any of the following events:

(i) the acquisition by any Person of "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 20% or more of either (A) the then-outstanding shares of Stock ("Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 2(h)(i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any Employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (4) any acquisition by any entity pursuant to a transaction that complies with Sections 2(h)(iii)(A), (B) and (C); or

(ii) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company and/or any entity controlled by the Company, or a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any entity controlled by the Company (each, a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(i) "*Code*" means the U.S. Internal Revenue Code of 1986, as amended, and regulations and rulings thereunder. References to a particular section of, or rule under, the Code shall include references to successor provisions.

(j) "*Committee*" has the meaning specified in Section 4(a).

(k) "*Company*" has the meaning specified in the first paragraph.

(l) "*Disability*" as it regards Employees, shall mean (a) a mental or physical condition for which the Employee is receiving or is eligible to receive benefits under the McDonald's Corporation Long-Term Disability Plan or other long-term disability plan maintained by the Employee's employer or (b) a mental or physical condition which, with or without reasonable accommodations, renders an Employee permanently unable or incompetent to carry out the job responsibilities he held or tasks to which he was assigned at the time the condition was incurred, with such determination to be made by the Committee on the basis of such medical and other competent evidence as the Committee in its sole discretion shall deem relevant.

"*Disability*" as it regards non-Employee directors and senior directors means a physical or mental condition that prevents the director from performing his or her duties as a member of the Board or a senior director, as applicable, and that is expected to be permanent or for an indefinite duration exceeding one year.

(m) "*Dividend equivalent*" means an Award made pursuant to Section 6(d).

(n) "*Employee*" means any individual designated as an employee of the Company, its Affiliate, and/or its Subsidiaries who is on the current payroll records thereof; an Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate, and/or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate, and/or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate, and/or Subsidiary during such period. "*Employment*" shall have the correlative meaning. The Committee in its discretion may, in the applicable Award Agreement, adopt a different definition of "Employee" and "Employment" for Awards granted to Grantees working outside the United States.

(o) "*Effective Date*" means May 21, 2020.

(p) "*Fair Market Value*" of any security of the Company means, as of any applicable date, the closing price of the security at the close of normal trading hours on the New York Stock Exchange, or, if no such sale of the security shall have occurred on such date, on the next preceding date on which there was such a sale.

(q) "*Foreign Sub-Plan*" has the meaning specified in Section 14.

(r) "*Grant Date*" has the meaning specified in Section 6(a)(i).

(s) "*Grantee*" means an individual who has been granted an Award.

(t) "*Initial Effective Date*" means June 1, 2012.

(u) "*including*" or "*includes*" means "including, without limitation," or "includes, without limitation."

(v) "*Incumbent Board*" has the meaning specified in Section 2(h)(ii).

(w) "*Minimum Consideration*" means $.01 per share or such larger amount determined pursuant to resolution of the Board to be "capital" (within the meaning of Section 154 of the Delaware General Corporation Law).

(x) "*Minimum Vesting Requirement*" means that Awards subject to the Minimum Vesting Requirement (other than the Bonus Shares) shall not become nonforfeitable prior to the first anniversary of the Grant Date, subject to Sections 12, 13 and 21.

(y) "*1934 Act*" means the Securities Exchange Act of 1934, as amended, and regulations and rulings thereunder. References to a particular section of, or rule under, the 1934 Act shall include references to successor provisions.

(z) "*non-Employee director*" means a member of the Board who is not an Employee of the Company.

(aa) "*Option Price*" means the per-share purchase price of Stock subject to a stock option.

(bb) "*other stock-based award*" means an Award made pursuant to Section 6(f).

(cc) "*Outstanding Company Common Stock*" has the meaning specified in Section 2(h)(i).

(dd) "*Outstanding Company Voting Securities*" has the meaning specified in Section 2(h)(i).

(ee) "*Person*" means any "*individual*," "*entity*" or "*group*," within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act.

(ff) "*Prior Plan*" means the McDonald's Corporation Amended and Restated 2001 Omnibus Stock Ownership Plan, as amended and restated, the McDonald's Corporation 1992 Stock Ownership Incentive Plan, as amended and restated, and the McDonald's Corporation 1975 Stock Ownership Option Plan, as amended and restated.

(gg) "*Restricted Stock Unit" or "RSU*" means an Award made pursuant to Section 6(e).

(hh) "*Section 16 Grantee*" means an individual subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions involving equity securities of the Company.

(ii) "*Service-Vesting Award*" means an Award, the vesting of which is contingent solely on the continued service of the Grantee as an Employee of the Company and its Subsidiaries or as a non-Employee director of the Company.

(jj) "*Stock*" means the common stock of the Company, par value $.01 per share.

(kk) "*Subsidiary*" means any entity in which the Company directly or through intervening subsidiaries owns 25% or more of the total combined voting power or value of all classes of stock, or, in the case of an unincorporated entity, a 25% or more interest in the capital and profits.

(ll) "*Termination of Directorship*" means the first date upon which a non-Employee director is not a member of the Board.

(mm) "*Termination of Employment*" of a Grantee means the termination of the Grantee's Employment with the Company and the Subsidiaries, as determined by the Company.

3. Scope of this Plan

(a) In addition to any shares returned to the Prior Plans as described in (d) below, a total number of shares of Stock may be delivered to Grantees pursuant to this Plan of 56 million, subject to the other provisions of this Section 3 and to adjustment as provided in Section 22. Such shares may be treasury shares or newly-issued shares or both, as may be determined from time to time by the Board or by the Committee appointed pursuant to Section 4.

(b) Subject to adjustment as provided in Section 22, the maximum number of shares of Stock for which stock options and stock appreciation rights may be granted to any Grantee in any one-year period shall be 2 million. Subject to the other provisions of this Section 3 and subject to adjustment as provided in Section 22, not more than 1,000,000 Bonus Shares of Stock may be granted under this Plan.

(c) If and to the extent an Award granted under this Plan shall, after the Initial Effective Date, expire or terminate for any reason without having been exercised in full, or shall be forfeited or settled for cash, the shares of Stock (including restricted stock) associated with the expired, terminated or forfeited portion of such Award shall become available for other Awards. In no event shall the number of shares of Stock considered to be delivered pursuant to the exercise of a stock appreciation right include the shares that represent the grant or exercise price thereof, which shares are not delivered to the Grantee upon exercise.

(d) If and to the extent an Award granted under a Prior Plan shall, after the Initial Effective Date, expire or terminate for any reason without having been exercised in full, or shall be forfeited or settled for cash, the shares of Stock (including restricted stock) associated with the expired, terminated or forfeited portion of such Award shall become available for Awards under this Plan. If, after the Initial Effective Date, a Grantee uses shares of Stock owned by the Grantee (by either actual delivery or by attestation) to pay the Option Price of any stock option granted under this Plan or a Prior Plan or to satisfy any tax-withholding obligation with respect to an Award granted under this Plan or a Prior Plan, the number of shares of Stock delivered or attested to shall be added to the number of shares of Stock available for delivery under this Plan. To the extent any shares of Stock subject to a stock option granted under this Plan are withheld, after the Initial Effective Date, to satisfy the Option Price of that stock option, or any shares of Stock subject to an Award granted under this Plan are withheld to satisfy any tax-withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under this Plan. To the extent any shares of Stock subject to an Award granted under a Prior Plan are withheld, after the Initial Effective Date, to satisfy any tax-withholding obligation, such shares shall be added to the maximum number of shares of Stock available for delivery under this Plan. Notwithstanding the foregoing, no shares of Stock that become available for Awards granted under this Plan pursuant to the foregoing provisions of this Section 3(d) shall be available for grants of incentive stock options pursuant to Section 6(f).

4. Administration

(a) Subject to Section 4(b), this Plan shall be administered by a committee or committees appointed by the Board (the "Committee"). The composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions in Stock pursuant to this Plan to be exempt from liability under Rule 16b-3 under the 1934 Act and to satisfy the "independence" requirements of any national securities exchange on which the Stock is listed.

(b) The Board may, in its discretion, reserve to itself any or all of the authority and responsibility of the Committee. To the extent that the Board has reserved to itself the authority and responsibility of the Committee, all references to the Committee in this Plan shall be deemed to refer to the Board.

(c) The Committee shall have full and final authority, in its discretion, but subject to the express provisions of this Plan, as follows:

(i) to grant Awards,

(ii) to determine (A) when Awards may be granted, and (B) whether or not specific Awards shall be identified with other specific Awards, and, if so, whether they shall be exercisable cumulatively with or alternatively to such other specific Awards,

(iii) to interpret this Plan,

(iv) to determine all terms and provisions of all Awards, including without limitation any restrictions or conditions (including specifying such performance criteria as the Committee deems appropriate, and imposing restrictions with respect to Stock acquired upon exercise of a stock option, which restrictions may continue beyond the Grantee's Termination of Employment or Termination of Directorship, as applicable), which shall be set forth in a written (including in an electronic form) agreement for each Award (the "Award Agreements"), which need not be identical, and, with the consent of the Grantee, to modify any such Award Agreement at any time,

(v) to adopt or to authorize foreign Subsidiaries to adopt Foreign Sub-Plans as provided in Section 14,

(vi) to delegate any or all of its duties and responsibilities under this Plan to any individual or group of individuals it deems appropriate, except its duties and responsibilities with respect to Section 16 Grantees, and (A) the acts of such delegates shall be treated hereunder as acts of the Committee and (B) such delegates shall report to the Committee regarding the delegated duties and responsibilities,

(vii) to accelerate the exercisability of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award or any group of Awards, other than the Minimum Vesting Requirement, for any reason, solely to the extent that any such acceleration or waiver would not cause any tax to become due under Section 409A of the Code,

(viii) subject to Section 6(a)(ii), to extend the time during which any Award or group of Awards may be exercised or earned, solely to the extent that any such extension would not cause any tax to become due under Section 409A of the Code,

(ix) to make such adjustments or modifications to Awards granted to or held by Grantees working outside the United States as are necessary and advisable to fulfill the purposes of this Plan or to accommodate the specific requirements of local laws, procedures or practices,

(x) to impose such additional conditions, restrictions and limitations upon the grant, exercise or retention of Awards as the Committee may, before or concurrently with the grant thereof, deem appropriate, including requiring simultaneous exercise of related identified Awards and limiting the percentage of Awards that may from time to time be exercised by a Grantee,

(xi) notwithstanding Section 8, to prescribe rules and regulations concerning the transferability of any Awards, and

(xii) to make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

(d) The determination of the Committee on all matters relating to this Plan or any Award Agreement shall be made in its sole discretion, and shall be conclusive and final. No member of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any Award.

5. Eligibility

Awards may be granted to any Employee (including any officer) of the Company or any of its domestic Subsidiaries, any Employee, officer or director of any of the Company's foreign Subsidiaries (provided, that in the case of an Employee, officer or director of a domestic or foreign Subsidiary in which the Company owns less than 50% of the total combined voting power or value of all classes of stock, Awards may be granted only where there is a sufficient nexus between such Employee, officer or director and the Company so that the grant serves a genuine business purpose of the Company) and to any non-Employee director of the Company. In selecting the individuals to whom Awards may be granted, as well as in determining the number of shares of Stock subject to, and the other terms and conditions applicable to, each Award, the Committee shall take into consideration such factors as it deems relevant in promoting the purposes of this Plan.

6. Conditions to Grants

(a) *General conditions*.

(i) The "Grant Date" of an Award shall be the date on which the Committee grants the Award or such later date as specified in advance by the Committee.

(ii) The term of each Award shall be a period not longer than 10 years from the Grant Date.

(iii) A Grantee may, if otherwise eligible, be granted additional Awards in any combination.

(b) *Grant of Stock Options and Option Price*. A stock option represents the right to purchase a share of Stock at a predetermined Option Price. No later than the Grant Date of any stock option, the Committee shall establish the Option Price of such stock option. The per-share Option Price of a stock option shall not be less than 100% of the Fair Market Value of a share of the Stock on the Grant Date. Such Option Price shall be subject to adjustment as provided in Section 22. The applicable Award Agreement may provide that the stock option shall be exercisable for restricted stock. The Committee shall not without the approval of the Company's shareholders, other than pursuant to Section 22, (i) reduce the per-share Option Price of a stock option after it is granted, (ii) cancel a stock option when the per-share Option Price exceeds the Fair Market Value of a share of the Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

(c) *Grant of Stock Bonuses*. The Committee may, in its discretion, grant Bonus Shares to any Employee eligible under Section 5 to receive Awards, other than executive officers of the Company.

(d) *Grant of Dividend Equivalents*. The Committee may, in its discretion, grant dividend equivalents, which represent the right to receive cash payments or shares of Stock measured by the dividends payable with respect to specific shares of Stock or a specified number of shares of Stock. Dividend equivalents may be granted as part of another type of Award, and shall be subject to such terms and conditions as the Committee shall determine; provided, that the Committee shall not provide for payment of dividend equivalents in a manner that would cause any tax to become due under Section 409A of the Code.

(e) *Grant of Restricted Stock Units ("RSUs")*. The Committee may, in its discretion, grant RSUs, which are Awards other than Bonus Shares that are denominated in, payable in, and valued, in whole or in part, by reference to, shares of Stock. An RSU shall represent the right to receive a payment, in cash, shares of Stock or both (as determined by the Committee), and shall be subject to such terms and conditions as the Committee shall determine. RSUs that are a Service-Vesting Award shall be subject to the Minimum Vesting Requirement.

(f) *Grant of Other Stock-Based Awards*. The Committee may, in its discretion, grant other stock-based awards. These are Awards, other than stock options (not including incentive stock options), Bonus Shares, dividend equivalents and restricted stock units that are denominated in, valued, in whole or in part, by reference to, or otherwise based on or related to, Stock. The purchase, exercise, exchange or conversion of other stock-based awards granted under this Section 6(f) shall be on such terms and conditions and by such methods as shall be specified by the Committee. If the value of any other stock-based award is based on the difference between the excess of the Fair Market Value, on the date such Fair Market Value is determined, over such Award's exercise or grant price, the exercise or grant price for such an Award will not be less than 100% of the Fair Market Value on the Grant Date. If the value of such an Award is based on the full value of a share of Stock, and the Award is a Service-Vesting Award, then such Award shall be subject to the Minimum Vesting Requirement. The Committee shall not without the approval of the Company's shareholders, other than pursuant to Section 22, (i) lower the exercise price of a stock appreciation right after it is granted, (ii) cancel a stock appreciation right when the exercise price exceeds the Fair Market Value of a share of the Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (iii) take any other action with respect to a stock appreciation right that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

7. Grantee's Agreement to Serve

The Committee may, in its discretion, require each Grantee who is granted an Award to, execute such Grantee's Award Agreement, and to agree that such Grantee will remain in the employ of the Company or any of its Subsidiaries or remain as a non-Employee director, as applicable, for at least one year after the Grant Date. No obligation of the Company or any of its Subsidiaries as to the length of any Grantee's employment or service as a non-Employee director shall be implied by the terms of this Plan, any grant of an Award hereunder or any Award Agreement. The Company and its Subsidiaries reserve the same rights to terminate employment of any Grantee as existed before the Effective Date.

8. Non-Transferability

No Award granted hereunder shall be assigned, encumbered, pledged, sold, transferred, or otherwise disposed of other than by will or the laws of descent and distribution; provided however, that unless otherwise determined by the Committee, a Grantee may designate in writing a beneficiary to exercise or hold, as applicable, his or her Award after such Grantee's death. In the case of a holder after the Grantee's death, an Award shall be transferable solely by will or by the laws of descent and distribution.

9. Exercise

(a) *Exercise of Stock Options*. Subject to Sections 4(c)(vii), 12, 13 and 21 and such terms and conditions as the Committee may impose, each stock option shall be exercisable as and when determined by the Committee; provided that, unless the Committee determines otherwise, each stock option shall be exercisable in one or more installments commencing not earlier than the first anniversary of the Grant Date of such stock option.

Each stock option shall be exercised by delivery of notice of intent to purchase a specific number of shares of Stock subject to such stock option. Such notice shall be in a manner specified by and satisfactory to the Company. The Option Price of any shares of Stock as to which a stock option shall be exercised shall be paid in full at the time of the exercise. Payment may, at the election of the Grantee, be made in any one or any combination of the following:

(i) cash,

(ii) unless otherwise determined by the Committee, Stock owned by the Grantee, valued at its Fair Market Value at the time of exercise,

(iii) with the approval of the Committee, shares of restricted stock held by the Grantee, each valued at the Fair Market Value of a share of Stock at the time of exercise, or

(iv) unless otherwise determined by the Committee, through simultaneous sale through a broker of shares acquired on exercise, as permitted under Regulation T of the Board of Governors of the Federal Reserve System.

If shares of Stock are used to pay the Option Price, such shares of Stock must have been held by the Grantee for more than six months prior to exercise of the stock option, unless otherwise determined by the Committee. Such payment may be made by actual delivery or attestation.

(b) *Time of Exercise/Expiration*. Notwithstanding anything to the contrary herein, in the event that the final date on which any stock option would otherwise be exercisable in accordance with the provisions of this Plan (including without limitation Section 12 hereof) is not a Business Day, the last day on which such stock option may be exercised is the last Business Day immediately preceding such date.

10. Notification under Section 83(b)

The Committee may, on the Grant Date or any later date, prohibit a Grantee from making the election described below. If the Committee has not prohibited such Grantee from making such election, and the Grantee shall, in connection with the exercise of any stock option, or the grant of any share of restricted stock, make the election permitted under Section 83(b) of the Code (i.e., an election to include in such Grantee's gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Grantee shall notify the Company of such election within 10 days of filing notice of the election with the U.S. Internal Revenue Service, in addition to complying with any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

11. Withholding Taxes

(a) Whenever, under this Plan, cash or Stock is to be delivered upon exercise or payment of an Award, or any other event occurs that results in taxation of a Grantee with respect to an Award, the Company shall be entitled to require (i) that the Grantee remit an amount sufficient to satisfy all U.S. federal, state and local withholding tax requirements related thereto, (ii) the withholding of such sums from compensation otherwise due to the Grantee or from any shares of Stock due to the Grantee under this Plan, (iii) any other method prescribed by the Committee from time to time or (iv) any combination of the foregoing.

(b) If any disqualifying disposition (as defined in Section 421(b) of the Code) is made with respect to shares of Stock acquired under an incentive stock option granted pursuant to this Plan or any election described in Section 10 is made, then the individual making such disqualifying disposition or election shall remit to the Company an amount sufficient to satisfy all U.S. federal, state and local withholding taxes thereby incurred; provided, that in lieu of or in addition to the foregoing, the Company shall have the right to withhold such sums from compensation otherwise due to the Grantee or from any shares of Stock due to the Grantee under this Plan.

(c) Notwithstanding the foregoing, in no event shall the amount withheld or remitted in the form of shares of Stock due to a Grantee under this Plan exceed the minimum required by applicable law, except in the case of amounts due to a Grantee working outside the United States where the amount withheld may exceed such minimum, provided that it is not in excess of the actual amount required to be withheld with respect to the Grantee under applicable tax law or regulations.

(d) Although the Company may endeavor to qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or to avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything contrary in this Plan and the Company will have no liability to a Grantee or any other party if a payment under an Award does not receive or maintain such favorable treatment or does not avoid such unfavorable treatment. The Company shall be unconstrained in its corporate activities without regard to the potential tax impact on Grantees.

12. Termination of Employment

(a) The applicable Award Agreement shall specify the treatment of such Award upon the Grantee's Termination of Employment. Unless otherwise provided in the applicable Award Agreement, all unvested Awards shall forfeit upon the Grantee's Termination of Employment, and vested stock options shall remain exercisable until the 90th day following Termination of Employment.

(b) *Committee Discretion*. Notwithstanding the foregoing, the Committee may determine that the consequences of a Termination of Employment for a particular Award will differ from those in the applicable Grant Agreement after it is granted if the change is favorable to the Grantee, unless otherwise required to comply with applicable laws; provided, that the Committee shall have no authority (i) after the Grant Date, to extend the time to exercise unexercised stock options or stock appreciation rights to any date later than the 10th anniversary of the Grant Date (or, if earlier, the original expiration date of the Award) or (ii) otherwise to provide for terms of an Award that would cause any tax to become due under Section 409A of the Code.

13. Termination of Directorship

(a) The applicable Award Agreement shall specify the treatment of such Award upon the Director's Termination of Directorship with the Company. Unless otherwise provided in the applicable Award Agreement, all unvested Awards shall forfeit upon the Director's Termination of Directorship.

(b) *Committee Discretion*. Notwithstanding the foregoing, the Committee may determine that the consequences of Termination of Directorship for a particular Award will differ from those in the Applicable Award Agreement after the Award is granted, if the change is favorable to the Grantee; provided, that the Committee shall have no authority (i) after the Grant Date, to extend the time to exercise unexercised stock options or stock appreciation rights to any date later than the 10th anniversary of the Grant Date (or, if earlier, the original expiration date of the Award) or (ii) otherwise to provide for terms of an Award that would cause any tax to become due under Section 409A of the Code.

14. Equity Incentive Plans of Foreign Subsidiaries

The Committee may grant Awards to Employees, officers and directors of the Company and its Subsidiaries who reside in foreign jurisdictions. Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion: (a) amend or vary the terms of the Plan in order to conform such terms with the requirements of each jurisdiction where a Subsidiary is located; (b) amend or vary the terms of the Plan in each jurisdiction where a Subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Grantees and/or the Subsidiary (including, without limitation, determining comparable minimum withholding liability under applicable non-U.S. tax laws for purposes of Section 11 (Withholding Taxes)); or (c) amend or vary the terms of the Plan in a jurisdiction where the Subsidiary is located as it considers necessary or desirable to meet the goals and objectives of the Plan. The Committee may, where it deems appropriate in its sole discretion, establish one or more sub-Plans (a "Foreign Sub-Plan") for these purposes. The Committee may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan (and/or a Foreign Sub-Plan) in such jurisdictions. The terms and conditions contained herein that are subject to variation in a jurisdiction shall be reflected in a written document. To the extent permitted under applicable law, the Committee may delegate its authority and responsibilities under this Section 14 to one or more officers of the Company.

15. Securities Law Matters

(a) If the Committee deems it necessary to comply with the Securities Act of 1933, as amended, and the regulations and rulings thereunder, the Committee may require a written investment intent representation by the Grantee and may require that a restrictive legend be affixed to certificates for shares of Stock.

(b) If, based upon the opinion of counsel for the Company, the Committee determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of (i) U.S. federal, state, foreign or local securities law or (ii) the listing requirements of any national securities exchange on which are listed any of the Company's equity securities (together, referred to herein as "Securities Law Requirements"), then the Committee may (A) postpone any such exercise, nonforfeitability or delivery, as the case may be, for not more than 30 days after the date on which such exercise, nonforfeitability or delivery would no longer violate such law or requirements, or (B) amend or cancel some or all of the Awards affected by such Securities Law Requirements, with or without consideration to the relevant Grantees.

16. Funding

Benefits payable under this Plan to any person shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of, benefits under this Plan.

17. No Employment Rights

Neither the establishment of this Plan, nor the granting of any Award, shall be construed to (a) give any Grantee the right to remain employed by the Company or any of its Subsidiaries or to any benefits not specifically provided by this Plan or (b) in any manner modify the right of the Company or any of its Subsidiaries to modify, amend, or terminate any of its employee benefit plans.

18. Rights as a Stockholder

A Grantee shall not, by reason of any Award (other than restricted stock), have any right as a stockholder of the Company with respect to the shares of Stock that may be deliverable upon exercise or payment of such Award until such shares have been delivered to him or her.

19. Nature of Payments

Any and all grants, payments of cash, or deliveries of shares of Stock hereunder shall constitute special incentive payments to the Grantee, and shall not be taken into account in computing the amount of salary or compensation of the Grantee for the purposes of determining any pension, retirement, death or other benefits under (a) any pension, retirement, profit-sharing, bonus, life insurance or other employee benefit plan of the Company or any of its Subsidiaries or (b) any agreement between the Company or any Subsidiary, on the one hand, and the Grantee, on the other hand, except as such plan or agreement shall otherwise expressly provide.

20. Non-Uniform Determinations

Neither the Committee's nor the Board's determinations under this Plan need be uniform, and may be made by the Committee or the Board selectively among individuals who receive, or are eligible to receive, Awards (whether or not such individuals are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, to enter into non-uniform and selective Award Agreements as to (a) the identity of the Grantees, (b) the terms and provisions of Awards, and (c) the treatment, under Section 12, of Terminations of Employment.

21. Change in Control Provisions

Notwithstanding any other provision of this Plan to the contrary, the provisions of this Section 21 shall apply in the event of a Change in Control, unless otherwise determined by the Committee in connection with the grant of an Award (as reflected in the applicable Award Agreement).

(a) Upon a Change in Control, each then-outstanding stock option and stock appreciation right, and each other then-outstanding Award that is a Service-Vesting Award (each, a "Replaced Award"), shall be replaced with another Award meeting the requirements of Section 21(b) (a "Replacement Award"); provided that (i) if a Replacement Award meeting the requirements of Section 21(b) cannot be issued (because, for example, there are no publicly traded equity securities available, such that the requirement described in clause (iii) of the first sentence of Section 21(b) cannot be met), or (ii) the Committee so determines at any time prior to the Change in Control, upon a Change in Control each Replaced Award shall instead become fully vested, exercisable and free of restrictions. The treatment of any Awards which are not Replaced Awards (i.e., Awards other than stock options and stock appreciation rights, which are not Service-Vesting Awards) shall be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

(b) An Award shall meet the conditions of this Section 21(b) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a value at least equal to the value of the Replaced Award; (iii) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control; (iv) its terms and conditions comply with Section 21(c) below; and (v) its other terms and conditions are not less favorable to the Grantee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 21(b) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. Without limiting the generality of the foregoing, the Committee may determine the value of Awards and Replacement Awards that are stock options by reference to either their intrinsic value or their fair value.

(c) Upon a Termination of Employment or Termination of Directorship of a Grantee occurring in connection with or during the period of two years after such Change in Control, other than for Cause, (i) all Replacement Awards held by the Grantee shall become fully vested and (if applicable) exercisable and free of restrictions, and (ii) all stock options and stock appreciation rights held by the Grantee immediately before the Termination of Employment or Termination of Directorship that the Grantee held as of the date of the Change in Control or that constitute Replacement Awards shall remain exercisable for not less than two years following such termination or until the expiration of the stated term of such stock option, whichever period is shorter (provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control). The treatment described in the preceding sentence shall not apply if the Termination of Employment is initiated by the Employee.

22. Adjustments Upon Certain Changes

The following shall be subject to any action by the shareholders of the Company required by law, applicable tax rules or the rules of any exchange on which shares of Stock of the Company are listed for trading:

(a) Shares Available for Grants. In the event of any change in the number of shares of Stock of the Company outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum aggregate number of shares of Stock with respect to which the Committee may grant Awards and the maximum aggregate number of shares of Stock with respect to which the Committee may grant Awards to any individual Grantee in any year shall be appropriately adjusted by the Committee. In the event of any change in the number of shares of Stock of the Company outstanding by reason of any other event or transaction, the Committee may, to the extent deemed appropriate by the Committee, make such adjustments in the number and class of shares of Stock with respect to which Awards may be granted.

(b) Increase or Decrease in Issued Shares Without Consideration. In the event of any increase or decrease in the number of issued shares of Stock of the Company resulting from a subdivision or consolidation of shares of Stock of the Company or the payment of a stock dividend (but only on the shares of Stock of the Company), or any other increase or decrease in the number of such shares effected without receipt or payment of consideration by the Company, the Committee may, to the extent deemed appropriate by the Committee, adjust the number of shares of Stock subject to each outstanding Award and the exercise price per share of Stock of each such Award.

(c) Certain Mergers. In the event of any merger, consolidation or similar transaction as a result of which the holders of shares of Stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Committee may, to the extent deemed appropriate by the Committee, adjust each Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of Stock subject to such Award would have received in such merger or consolidation.

(d) Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), or (iii) a merger, consolidation or similar transaction involving the Company in which the holders of shares of Stock receive securities and/or other property, including cash, other than shares of the surviving corporation in such transaction, the Committee shall, in its sole discretion, have the power to:

(i) cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the Grantee to whom such Award was granted an amount in cash, for each share of Stock subject to such Award, equal to the value, as determined by the Committee, of such Award, provided that with respect to any outstanding stock option such value shall be equal to the excess of (A) the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Stock as a result of such event over (B) the exercise price of such stock option; or

(ii) provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to some or all of the property which a holder of the number of shares of Stock subject to such Award would have received in such transaction and, incident thereto, make an equitable adjustment as determined by the Committee in the exercise price of the Award, or the number of shares or amount of property subject to the Award or provide for a payment (in cash or other property) to the Grantee to whom such Award was granted in partial consideration for the exchange of the Award.

(e) Other Changes. In the event of any change in the capitalization of the Company or corporate change other than those specifically referred to in paragraphs 22(b), (c) or (d), the Committee may make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in such other terms of such Awards as the Committee may consider appropriate.

(f) No Other Rights. Except as expressly provided in the Plan, no Grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Award.

(g) Savings Clause. No provision of this Section 22 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

23. Amendment of this Plan

The Board or the Committee may from time to time in its discretion amend this Plan or Awards, without the approval of the shareholders of the Company, except (i) to the extent required under the listing requirements of any national securities exchange on which are listed any of the Company's equity securities and (ii) to the extent the amendment would result in (A) the reduction of the Option Price of any stock option, (B) cancellation of a stock option when the Option Price exceeds the Fair Market Value of a share of Stock in exchange for cash or another Award (other than in connection with a Change in Control), or (C) any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the New York Stock Exchange. No such amendment shall adversely affect any previously-granted Award without the consent of the Grantee, except for (x) amendments made to comply with applicable law, stock exchange rules or accounting rules, and (y) amendments that do not materially decrease the value of such Awards.

24. Termination of this Plan

This Plan shall terminate on the 10th anniversary of the Effective Date or at such earlier time as the Board may determine. Any termination, whether in whole or in part, shall not affect any Award then outstanding under this Plan.

25. No Illegal Transactions

This Plan and all Awards granted pursuant to it are subject to all laws and regulations of any governmental authority that may be applicable thereto; and, notwithstanding any provision of this Plan or any Award, Grantees shall not be entitled to exercise Awards or receive the benefits thereof and the Company shall not be obligated to deliver any Stock or pay any benefits to a Grantee if such exercise, delivery, receipt or payment of benefits would constitute a violation by the Grantee or the Company of any provision of any such law or regulation. Such circumstances or the inability or impracticability of the Company to obtain or maintain authority from any regulatory body (which authority is deemed by the Company to be necessary for the lawful issuance and/or sale of Stock hereunder) shall relieve the Company of any liability for the failure to issue and/or sell such Stock and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such Stock, with or without consideration to the affected Grantees.

26. Controlling Law

The law of the State of Illinois, except its law with respect to choice of law, shall be controlling in all matters relating to this Plan.

27. Severability

If all or any part of this Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any portion of this Plan not declared to be unlawful or invalid. Any Section or part of a Section so declared to be unlawful or invalid shall, if possible, be construed in a manner that will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

28. Section 409A

No provision of this Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. No action, or failure to act, pursuant to this Section 28 or to any other provision of the Plan that references Section 409A of the Code shall subject the Committee, the Board or the Company to any claim, liability or expense, and neither the Committee, the Board nor the Company shall have any obligation to indemnify or otherwise protect any Grantee from the obligation to pay any taxes pursuant to Section 409A of the Code.